       As filed with the Securities and Exchange Commission on     April 9, 1998
                                                              ------------

                                                   Registration No. 333-
                                                                        --------

--------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                  FORM S-4
                           REGISTRATION STATEMENT
                      UNDER THE SECURITIES ACT OF 1933


                            UNITED BANCORP, INC.

           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



           OHIO                              6710                  34-1405357
           ----                              ----                  ----------
(State or Other Jurisdiction       (Primary Standard Industrial  (IRS Employer
of Incorporation or Organization)  Classification Code Number)   Identification No.)


                           201 SOUTH FOURTH STREET
                         MARTINS FERRY, OHIO  43935
                               (740) 633-0445


(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)


        RANDALL M. GREENWOOD                   COPIES OF COMMUNICATIONS TO:
        CHIEF FINANCIAL OFFICER                MARTIN D. WERNER, ESQ.
        UNITED BANCORP, INC.                   WERNER & BLANK CO., L.P.A.
        201 SOUTH FOURTH STREET                7205 W. CENTRAL AVENUE
        MARTINS FERRY, OHIO  43935             TOLEDO, OHIO, 43617
        (740) 633-0445                         (419) 841-8051

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                            of Agent for Service)

 Approximate date of commencement of proposed sale of the securities to the public:

 AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                       CALCULATION OF REGISTRATION FEE



---------------------------------------------------------------------------------------------
                                    Proposed Maximum  Proposed Maximum
Class of Securities   Amount to       Offering Price  Aggregate Offering     Amount of
 to be Registered    be Registered     Per Share(1)        Price(1)       Registration Fee(1)
-------------------  -------------  ----------------  ------------------  -------------------
Common Stock,
$1 par value         429,000        $9.0515011655     $3,883,094          $1,145.51
---------------------------------------------------------------------------------------------

(1) The registration fee has been computed pursuant to Rule 457(f)(2) and (3) based on the aggregate book value of all the outstanding shares of Common Stock, $5 par value, of Southern Ohio Community Bancshares, Inc.. as of March 31, 1998. The proposed maximum offering price per share is determined by dividing the proposed maximum aggregate offering price by the number of shares to be registered.


        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                SOUTHERN OHIO COMMUNITY BANCORPORATION, INC.

                               88 High Street
                            Glouster, Ohio 45732
                               (614) 767-3121

                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                    To be Held on _________________, 1998

     Notice is hereby given that the Special Meeting of Shareholders (the "Meeting") of Southern Ohio Community Bancorporation, Inc. ("Southern" or the "Company") will be held at the main office of the Company, 88 High Street, Glouster, Ohio 45732 on _________________, 1998 at ________________.

     A Proxy Card and a Proxy Statement for the Meeting are enclosed.

     The Meeting is for the purpose of considering and acting upon:

          1. A proposal to adopt, pursuant to Sections 1701.78 and 1701.831 of the Ohio Revised Code, a Merger Agreement (the "Merger Agreement"), dated February 9, 1998, by and between Southern and United Bancorp, Inc. ("UBCP"), a copy of which is included in the accompanying Proxy Statement-Prospectus as Appendix A. As more fully described in the Proxy Statement-Prospectus, the Merger Agreement provides for the Merger of Southern with and into UBCP, with UBCP surviving the transaction. Pursuant to the Merger Agreement, all of the outstanding common shares of Southern will be converted into common shares of UBCP in accordance with the Exchange Ratio (as defined in the Merger Agreement).

          2. Such other matters as may properly come before the Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Meeting.

     Notice is also given that Southern shareholders have the right to dissent and demand an appraisal of the value of their common shares in the event the Merger Agreement is adopted and the merger consummated. The right of any dissenting shareholder to receive the value of his common shares through the statutory appraisal process is contingent upon strict compliance with the procedures set forth in Section 1701.85 of the Ohio General Corporation Law, the relevant portions of which are attached as Appendix C to the accompanying Proxy Statement-Prospectus.

     Any action may be taken on the foregoing proposal at the Meeting on the date specified above, or on any date or dates to which the Meeting may be adjourned. Shareholders of record at the close of business on _____________ will be entitled to vote at the Meeting, and any adjournments thereof. A complete list of shareholders entitled to vote at the Meeting will be available at the Meeting.

     You are requested to complete and sign the enclosed Form of Proxy which is solicited on behalf of the Board of Directors, and to mail it promptly in the enclosed envelope. The Proxy will not be used if you attend and vote at the Meeting in person. Attendance at the Meeting will not, in and of itself, constitute a revocation of a proxy.

                             By Order of the Board of Directors


                             L.E. Richardson Jr., Chairman, President, and Chief
                                        Executive Officer and Director

Glouster, Ohio
___________________


================================================================================
IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A
SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS
REQUIRED IF MAILED WITHIN THE UNITED STATES.

                               PROXY STATEMENT
                     FOR SPECIAL MEETING OF SHAREHOLDERS
                SOUTHERN OHIO COMMUNITY BANCORPORATION, INC.
                               88 HIGH STREET
                            GLOUSTER, OHIO 45732


                                 PROSPECTUS
                            UNITED BANCORP, INC.
                                COMMON STOCK

     This Prospectus of United Bancorp, Inc. ("UBCP") relates to the common shares of UBCP ("UBCP Common Stock") issuable to the shareholders of Southern Ohio Community Bancorporation, Inc. ("Southern") upon consummation of the proposed merger of UBCP and Southern (the "Merger"). UBCP and Southern have entered into a Merger Agreement dated February 9, 1998, (the "Agreement"). The Agreement is attached as Appendix A and incorporated herein by reference.

     THIS PROSPECTUS ALSO SERVES AS THE PROXY STATEMENT OF SOUTHERN ("PROXY STATEMENT-PROSPECTUS") FOR ITS SPECIAL MEETING OF SHAREHOLDERS (THE "SPECIAL MEETING") TO BE HELD ON _________________, 1998. SEE "MEETING INFORMATION."

     If the proposed Merger is consummated, the shareholders of Southern will receive shares of UBCP Common Stock in exchange for their common shares of Southern (the "Southern Common Stock") held by them on the effective date of the Merger as set forth in the Agreement. Pursuant to the terms of the Agreement, shareholders of Southern will exchange each share of Southern Common Stock held by them on the effective date of the Merger for eleven (11) shares of UBCP Common.

     The Merger is intended to be tax-deferred to Southern shareholders for federal income tax purposes. For a more complete description of the Agreement and terms of the Merger see "The PROPOSED MERGER."

     This Proxy Statement-Prospectus and form of Proxy are first being mailed to shareholders of Southern on or about ____________, 1998.
                            ____________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             __________________

     The date of this Proxy Statement-Prospectus is ________________,1998.

                              TABLE OF CONTENTS

                                                                                                Page

AVAILABLE INFORMATION                                                                              5

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                                                    5

COMPLIANCE WITH THE OHIO CONTROL SHARE ACQUISITION STATUTE                                         5

SUMMARY                                                                                            6
The Companies                                                                                      7
Proposed Merger                                                                                    7
Special Meeting Information                                                                        7
Vote Required                                                                                      7
Reasons for the Merger; Recommendations of the Boards of Directors                                 8
Opinion of Financial Advisor                                                                       8
Effect on Southern Shareholders                                                                    8
Dissenters' Rights                                                                                 8
Certain Federal Income Tax Consequences                                                            8
Accounting Treatment                                                                               9
Effective Time of the Merger                                                                       9
Conditions to the Merger; Regulatory Approval                                                      9
Dividends                                                                                          9
Termination, Amendment and Waiver                                                                  9
Interests of Certain Persons in the Merger                                                        10
Resales of UBCP Common Stock by Affiliates                                                        10
Markets and Market Prices                                                                         10
Selected Financial Data                                                                           11
Comparative Per Share Data                                                                        14

MEETING INFORMATION                                                                               16
General                                                                                           16
Date, Place and Time                                                                              16
Record Date                                                                                       16
Votes Required                                                                                    16
Voting and Revocation of Proxies                                                                  16
Solicitation of Proxies                                                                           17

PROPOSED MERGER                                                                                   17
Background and Reasons for the Merger                                                             17
Recommendation of the Southern Board of Directors                                                 18
Opinion of Southern's Financial Advisor                                                           18
Terms of the Merger                                                                               21
Effective Time of the Merger                                                                      22
Surrender of Southern Certificates                                                                22
Conditions to the Merger                                                                          23
Regulatory Approval                                                                               23
Conduct of Business Pending the Merger                                                            24
Dividends                                                                                         24
Termination, Amendment and Waiver                                                                 24
Termination Fee                                                                                   25
Management and Operations After the Merger                                                        25

Interests of Certain Persons in the Merger                                                        25
Effect on Employee Benefit Plans                                                                  25
Certain Federal Income Tax Consequences                                                           25
Accounting Treatment                                                                              26
Expenses                                                                                          27
Resale of UBCP Common Stock                                                                       27
Dissenters' Rights                                                                                27

PRO FORMA FINANCIAL DATA                                                                          28

DESCRIPTION AND COMPARISON OF UBCP COMMON STOCK
AND SOUTHERN COMMON STOCK                                                                         32
General                                                                                           32
Dividends                                                                                         32
Preemptive Rights                                                                                 32
Voting                                                                                            33
Cumulative Voting                                                                                 33
Liquidation                                                                                       33
Liability of Directors; Indemnification                                                           33
Antitakeover Provisions                                                                           33

INFORMATION ABOUT UBCP                                                                            35
General                                                                                           35
Competition                                                                                       35
Certain Regulatory Considerations                                                                 35
Principal Shareholders and Management Ownership Information                                       39
Legal Proceedings                                                                                 39

INFORMATION ABOUT SOUTHERN                                                                        40
General                                                                                           40
Memorandum of Understanding                                                                       40
Properties                                                                                        40
Litigation                                                                                        40
Voting, Principal Shareholders and Management Information                                         41
Current Relationships and Related Transactions                                                    42
Competition                                                                                       42
Employees                                                                                         42
Southern's Financial Statements and Management's Discussion and Analysis of Financial Condition
and Results of Operations                                                                         42

LEGAL OPINIONS                                                                                    53

EXPERTS                                                                                           53

SOUTHERN FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997, AND 1996
  AND FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 1997
     Independent Auditor's Report                                                                F-1
     Consolidated Balance Sheets                                                                 F-2
           Consolidated Statements of Income                                                     F-3
           Consolidated Statements of Changes in Shareholders' Equity                            F-4
           Consolidated Statements of Cash Flows                                                 F-5
           Notes to Consolidated Financial Statements                                            F-6


APPENDIX A                                                                                       A-1
Merger Agreement dated February 9, 1998

APPENDIX B                                                                                       B-1
Opinion of Southern's Financial Advisor

APPENDIX C
Ohio Law on Dissenters' Rights                                                                   C-1

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION TO OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED HEREBY, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTIONS OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT-PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SOUTHERN OR UBCP SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

                            AVAILABLE INFORMATION

     UBCP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


     UBCP has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the UBCP Common Stock to be issued pursuant to the Merger described herein. This Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement-Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other document, each such statement is qualified in all respects by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO UBCP, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO RANDALL M. GREENWOOD, VICE PRESIDENT & CHIEF FINANCIAL OFFICER, UNITED BANCORP, INC., 201 SOUTH FOURTH AT HICKORY STREET, MARTINS FERRY, OHIO 43935 (TELEPHONE (740) 633-0445). TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE PRIOR TO _________________.

     The following documents previously filed with the Commission by UBCP (Commission File No. 0-13655) are incorporated herein by reference:

        (i) UBCP's Annual Report on Form 10-K for the year ended December 31, 1997;
        (ii)  UBCP's Current Report on Form 8-K dated February 19, 1998;
        (iii) UBCP's 1998 Proxy Statement.

          COMPLIANCE WITH THE OHIO CONTROL SHARE ACQUISITION STATUTE

     Consummation of the proposed merger of Southern with and into UBCP in accordance with the terms of the Merger Agreement requires compliance with the Ohio Control Share Acquisition Act (the "Acquisition Act") The Acquisition Act requires the advance approval of the shareholders of an Issuing Public Corporation prior to the purchase of a controlling interest in such corporation. Southern is an Issuing Public Corporation within the meaning of the Acquisition Act and therefore the transactions contemplated by the Merger Agreement must be approved under the Acquisition Act. A vote For the Merger will also constitute an affirmative vote to approve the acquisition of 100% of the outstanding shares of Southern Common Stock by UBCP as required by the Acquisition Act. Presented below is UBCP's Acquiring Person Statement as required by the Acquisition Act. UBCP submitted its Acquiring Person Statement to Southern on the date this Proxy Statement was first mailed to Southern shareholders. Approval under the Acquisition Act requires the favorable vote of a majority of the shares entitled to vote in the election of directors as well as a majority vote of such shares excluding any shares held by interested shareholders, which are defined to include UBCP, any corporate officer of Southern and any employee of Southern who is also a director of Southern. In addition "interested shares" are defined to include those acquired by any person after the first date of public disclosure (January 13, 1998) of the Merger and prior to the date of the Special Meeting, provided such person paid over $250,000 for such purchased shares or such purchased shares represents greater than .05% of the outstanding shares of the Issuing Public Corporation. As of the Record Date, UBCP owns no shares of Southern. Officers and employees of Southern who are interested shareholders within the meaning of the Acquisition Act owned 10,040 shares of Southern. Neither Southern nor UBCP are aware of any other shares of Southern Common Stock which could be considered as held by an interested shareholder as defined by the Acquisition Act. Therefore approval of the proposed acquisition of a controlling interest in Southern by UBCP under the provisions of the Acquisition Act requires the affirmative vote of 19,501 shares which represents a majority of the shares entitled to vote in the election of directors and 14,480 shares in connection with the vote which excludes interested shares, as defined by the Acquisition Act.

     UBCP's Acquiring Person Statement under the Ohio Control Share Acquisition Act.

            1. The identity of the Acquiring Person is United Bancorp, Inc., Martins Ferry, Ohio.

            2. This Statement is given pursuant to ORC Section 1701.831(B).

            3. UBCP owns no shares of Southern Common Stock.

            4. If the proposed Merger is consummated, UBCP will acquire 100% of the voting power of Southern Common Stock.

            5. UBCP proposes to acquire Southern in a merger transaction pursuant to and in accordance with the provisions of ORC Section 1701.78 and the Merger Agreement. The Merger Agreement is incorporated into this Acquiring Person Statement as if fully restated herein.

            6. The proposed control share acquisition, if consummated, will not be contrary to law. The Proxy Statement-Prospectus in which this Acquiring Person Statement appears sets forth the facts upon which the forgoing statement is based and is incorporated by reference into this Acquiring Person Statement as if fully restated herein.


                                   SUMMARY

     The following summary is not intended to be a complete description of the proposed Merger and is qualified in all respects by the more detailed information contained in this Proxy Statement-Prospectus, the Exhibits hereto and the documents incorporated by reference. As used in this Proxy Statement-Prospectus, the terms UBCP and Southern refer to such corporations, respectively, and where the context requires, such corporations and their respective subsidiaries on a consolidated basis. All information concerning UBCP included in this Proxy Statement-Prospectus has been provided by UBCP; all information concerning Southern included in this Proxy Statement-Prospectus has been provided by Southern.

THE COMPANIES

     United Bancorp, Inc. UBCP, an Ohio corporation, is a bank holding company organized under Ohio law in 1983. The principal asset of UBCP is its investment in The Citizens Savings Bank of Martins Ferry, Ohio, sometimes referred to herein as "Citizens Savings" and The Citizens State Bank, Strasburg Ohio, sometimes referred to as "Citizens - State." UBCP's principal offices are located at 201 S. Fourth at Hickory Street, Martins Ferry, Ohio (telephone
(740) 633-0445. For additional information concerning UBCP see "INFORMATION ABOUT UBCP." Additional information concerning UBCP is included in the UBCP documents incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     Based on financial information as of December 31, 1997, upon completion of the Merger UBCP will have approximately $264 million in consolidated assets and approximately $25.7 million in consolidated equity capital on a pro forma basis. See the pro forma financial information for the combined company under "Pro Forma Financial Data."

     Southern Ohio Community Bancorporation, Inc. Southern, is a bank holding company organized under Ohio law which owns all of the outstanding capital stock of The Glouster Community Bank ("Glouster Bank"). Glouster Bank is a state banking corporation. Southern's main office is located at 88 High Street, Glouster, Ohio 45732 (telephone (740) 767-3121).

     Based upon financial information as of December 31, 1997, Southern had total consolidated assets of approximately $51.9 million and total consolidated equity of approximately $3.8 million.

PROPOSED MERGER

     Southern and UBCP have entered into a Merger Agreement (the "Agreement"), dated as of February 9, 1998, providing, among other things, for the merger of Southern with and into UBCP (the "Merger"). See "The Proposed Merger." Upon consummation of the Merger, all of the outstanding shares of Southern Common Stock will be converted into eleven (11) shares of UBCP Common Stock in accordance with the Exchange Ratio as defined in the Agreement. The aggregate number of shares of UBCP Common Stock issuable in the Merger is 429,000.

     No fractional shares of UBCP Common Stock will be issued in the Merger, and UBCP will pay cash, without interest, for any fractional share interests resulting from the respective exchange ratios in accordance with the terms of the Agreement. See "PROPOSED MERGER--Terms of the Merger." Each outstanding share of UBCP Common Stock will not change by reason of the Merger.

SPECIAL MEETING INFORMATION

     Southern Special Meeting. The Special Meeting of Southern's shareholders to consider and vote on the Agreement (the "Special Meeting") will be held on _________________, 1998 at ________, local time, at the main office of the
Company, 88 High Street, Glouster, Ohio 45732. Only holders of record of Southern Common Stock at the close of business on ____________ (the "Record Date") will be entitled to vote at the Special Meeting. At the Record Date, there were outstanding and entitled to vote 39,000 shares of Southern Common Stock.

     For additional information relating to the Southern Special Meeting, see "SPECIAL MEETING INFORMATION."

VOTE REQUIRED

     Southern. Approval of the Agreement by the Southern shareholders requires the affirmative vote, in person or by proxy, of the holders of record of at least a majority of the outstanding shares of Southern Common Stock. As of the Record Date there were 39,000 shares of Southern Common Stock outstanding and therefore a vote of at least 19,501 shares is required to adopt the Agreement. In addition, approval of the proposed acquisition of a controlling interest in Southern by UBCP under the provisions of the Acquisition Act requires the affirmative vote of 19,501 shares which represents a majority of the shares entitled to vote in the election of directors and 14,450 shares in connection with the vote which excludes interested shares, as defined by the Acquisition Act. Each share of Southern Common Stock is entitled to one vote.

     As of the Record Date, directors and executive officers of Southern and their affiliates owned beneficially approximately 25.74% of the shares of Southern Common Stock outstanding on such date.

     As of the Record Date, directors and executive officers of UBCP and their affiliates did not own, beneficially, any shares of Southern Common Stock.

     UBCP. Adoption of the Agreement and approval of the issuance of UBCP Common Stock in the Merger by UBCP shareholders is not required.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The respective Boards of Directors of Southern and UBCP have each unanimously approved the Agreement. The Board of Directors of UBCP has also authorized the issuance of a sufficient number of shares of UBCP Common Stock in the Merger. Each Board believes that the Merger is in the best interests of the shareholders and optionholders of its respective company. THE BOARD OF DIRECTORS OF SOUTHERN UNANIMOUSLY RECOMMENDS A VOTE FOR THE AGREEMENT. See "PROPOSED MERGER--Reasons for the Merger; Recommendations of the Southern Board of Directors," for a discussion of the factors considered by the respective Boards in reaching their decisions to approve the Merger Agreement and the transactions contemplated thereby.

OPINION OF FINANCIAL ADVISOR

     Southern's financial advisor, Young & Associates, Inc. ("Young"), has rendered its opinion to the Board of Directors of Southern to the effect that the consideration to be received by the shareholders of Southern upon consummation of the Southern Merger is fair and equitable, from a financial perspective, to the holders of Southern Common Stock. The opinion of Young, which is attached as Appendix B to this Proxy Statement-Prospectus, sets forth the assumptions made, the information analyzed, and the limitations on the review undertaken in rendering such opinion. See "PROPOSED MERGER--Opinion of Southern's Financial Advisor."

EFFECT ON SOUTHERN SHAREHOLDERS

     Each outstanding share of Southern Common Stock on the effective date of the Merger will be converted in the Merger into shares of UBCP Common Stock as provided for in the Agreement, see "PROPOSED MERGER -- Terms of the Merger." Thereafter, the rights of Southern shareholders will be governed by Ohio law and the Articles of Incorporation, as amended, and Code of Regulations of UBCP. See "COMPARISON OF SHAREHOLDER RIGHTS."

DISSENTERS' RIGHTS

     Pursuant to Ohio Law, shareholders of Southern have appraisal rights and can demand to be paid the fair cash value of their shares of Southern Common Stock if they comply with the procedures of Section 1701.85 of the Ohio General Corporation Law (OGCL). The full text of Section 1701.85 of the OGCL is attached to this Proxy Statement as Appendix C. See "PROPOSED
MERGER--Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is expected to qualify for federal income tax purposes as a tax-free or tax-deferred reorganization. It is a condition to consummation of the Merger that UBCP and Southern each receive an opinion of counsel that the Merger will qualify as a tax-free or tax-deferred reorganization. Werner & Blank Co., L.P.A. special counsel to UBCP has issued such opinion for the benefit of UBCP, Southern and their respective shareholders. Such opinion will not be binding on the Internal Revenue Service.

     Shareholders of Southern will generally recognize no gain or loss for federal income tax purposes on the exchange of their Southern Common Stock for UBCP Common Stock except to the extent they receive cash as a result of the exercise of their statutory rights to dissent to the Merger and cash received in exchange for any fractional share interest resulting from the Exchange Ratio. See "PROPOSED MERGER - Certain Federal Income Tax Consequences."

     SOUTHERN SHAREHOLDERS SHOULD READ CAREFULLY THE DISCUSSION SET FORTH UNDER "PROPOSED MERGER - CERTAIN FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES TO THEM OF THE MERGER UNDER FEDERAL, STATE, AND LOCAL AND ANY OTHER APPLICABLE TAX LAWS.

ACCOUNTING TREATMENT

     UBCP anticipates that the Merger will be accounted for as a pooling of interests. See "PROPOSED MERGER - Accounting Treatment."

EFFECTIVE TIME OF THE MERGER

     The Agreement provides that the Merger will take place on a date designated by UBCP which shall be not later than the last business day of the calendar month after receipt of the following approvals relating to the Merger:
(i) by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the expiration of any required waiting periods following regulatory approval, (ii) by the shareholders of Southern, and (iii) all other regulatory approvals have been obtained and the regulatory waiting periods have expired, unless another time is agreed upon in writing by the parties. Although there can be no assurance, the Merger is expected to be consummated during the third quarter of 1998.

CONDITIONS TO THE MERGER; REGULATORY APPROVAL

     The Merger is conditioned upon approval by the shareholders of Southern, the receipt of all required regulatory approvals and upon satisfaction of other terms and conditions, including receipt of assurance that the Merger will constitute tax-free or tax-deferred reorganization and qualify as a pooling of interests for accounting purposes. See "PROPOSED MERGER-Conditions to the Merger."

     UBCP prepared applications and submitted them for filing with the Federal Reserve Board under the provisions of the Federal Bank Holding Company Act on March 31, 1998. The application was accepted for filing on ______________. On ______________, the Federal Reserve Board approved the application. See "PROPOSED MERGER - Regulatory Approval."

DIVIDENDS

     Under the Agreement, Southern is allowed, prior to the effective time of the Merger, to pay a cash dividend prorated to the effective time of the Merger, at the rate of $1.20 per year. See "PROPOSED MERGER -Dividends."

TERMINATION, AMENDMENT AND WAIVER

     The Merger may be terminated, among other reasons, (i) by mutual consent of the Boards of Directors of UBCP and Southern at any time before the Merger takes place, or (ii) by either UBCP or Southern if (a) the Merger has not taken place by December 31, 1998, (b) UBCP does not receive all required regulatory approvals relating to the Merger, (c) any suit, action or proceeding is pending or overtly threatened seeking to prevent or inhibit the Merger, (d) if any warranty or representation made by the other party is discovered to have been untrue in any material respect, or (e) the other party commits one or more material breaches of the Agreement. See "PROPOSED MERGER - Termination, Amendment and Waiver."

     UBCP and Southern may amend, modify or waive certain terms and conditions of the Agreement. See "PROPOSED MERGER - Termination, Amendment and Waiver."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In the Agreement, UBCP has agreed to cause Mr. L.E. Richardson Jr., Chief Executive Officer and a Director of Southern, to be appointed as a Director of UBCP as soon as practicable following the effective time of the Merger.

RESALES OF UBCP COMMON STOCK BY AFFILIATES

     No restrictions on the sale or transfer of the shares of UBCP Common Stock issued pursuant to the Merger will be imposed solely as a result of the Merger, other than restrictions on the transfer of such shares issued to any Southern shareholder who may be deemed to be an "affiliate" of Southern for purposes of Rule 145 under the Securities Act. Directors, executive officers and 10% shareholders are generally deemed to be affiliates for purposes of Rule 145.

     Resales of UBCP Common Stock issued to "affiliates" of Southern have not been registered under applicable securities laws in connection with the Merger. Such shares may only be sold (a) under a separate registration by the affiliates for distribution (which UBCP has not agreed to provide), (b) pursuant to Rule 145 under the Securities Act, or (c) pursuant to another exemption from registration requirements under the Securities Act. For UBCP to be able to account for the Merger as a pooling of interests, pursuant to Commission requirements, certain additional restrictions will be placed on affiliates of Southern with respect to dispositions of UBCP Common Stock and Southern Common Stock during the period beginning 30 days before the Merger and ending when the results for 30 days of post-merger combined operations have been published.

MARKETS AND MARKET PRICES

Southern

     Southern's Common Stock is not traded on any exchange nor in the over the counter market. There are infrequent and sporadic transactions in Southern Common Stock. The last trade of which management of Southern is aware took place on October 21, 1997 involving 312 shares at a transaction price of $98.00 per share.

UBCP Markets and Market Prices and Equivalent Per Share Data

     Shares of UBCP Common Stock are traded on the NASDAQ Small Cap Market. The following table sets forth the last reported Bid and Ask prices per share of UBCP Common Stock on the dates indicated.

     The equivalent per share price of Southern Common Stock at each specified date represents the last reported sale price per share of UBCP Common Stock on such date multiplied by the Exchange Ratio of eleven (11) shares of UBCP for each share of Southern.

                                           EQUIVALENT PER SHARE INFORMATION
                                           --------------------------------
                                UBCP                    SOUTHERN
MARKET VALUE PER SHARE AT:  COMMON STOCK              COMMON STOCK
--------------------------  -------------      ------------------------
                            Per Share ($)      Equivalent Per share ($)
                            -------------      ------------------------
      March 31, 1998            $27.75                  $305.25

    December 31, 1997           $27.00                  $297.00
    September 30, 1997          $21.50                  $236.50
      June 30, 1997             $18.00                  $198.00
     March, 31, 1997            $20.50                  $225.50
    December 31, 1996           $21.75                  $239.25
    September 30, 1996          $18.25                  $200.75
      June 30, 1996             $15.50                  $170.50
      March 31, 1996            $13.75                  $151.25
    December 31, 1995           $12.73                  $140.00
    September 30, 1995          $15.00                  $165.00
      June 30, 1995             $16.36                  $180.00
      March 31, 1995            $16.38                  $180.00

     On January 12, 1998, the date immediately preceding the public announcement of the Merger, the reported last Bid price of UBCP Common Stock was $28.00 per share. There were no reported sales of Southern Common Stock on that date. No assurance can be given as to the market price of UBCP Common Stock or Southern Common Stock at or, in the case of UBCP Common Stock, after the Effective Time of the Merger.

     On December 31, 1997, there were approximately 800 holders of record of UBCP Common Stock and 184 holders of record of Southern Common Stock.

SELECTED FINANCIAL DATA

     The following unaudited tables present selected historical financial information and selected pro forma combined financial information for UBCP and Southern. This information should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in or incorporated by reference to this Prospectus-Proxy Statement. The pro forma combined financial information gives effect to the Merger. The pro forma combined financial information may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be attained in the future. The pro forma combined financial information has been prepared on the assumption that the Merger will be accounted for under the pooling of interests method of accounting.

                           SELECTED FINANCIAL DATA
                                  HISTORICAL
                             UNITED BANCORP, INC.
                                (IN THOUSANDS)

                                                 Year Ended December 31,
                                    1997       1996       1995        1994       1993
                                    ----       ----       ----        ----       ----
Income Statement Data:
  Net Interest Income             $  8,859   $  8,259   $  7,776   $   6,844   $  6,397
  Provision for Loan Losses            444        455        465         281        271
  Noninterest Income                 1,027        894        865         755        593
  Investment Securities Gain             0         27         11         104        286
  Noninterest Expense                5,655      5,290      5,174       4,921      4,800
  Provision for Income Taxes           940        851        769         546        504
  Cumulative effect of change in
    accounting                                                                       27
  Net Income                         2,847      2,584      2,244       1,955      1,728
Balance Sheet Data (period end):
  Assets                          $211,742   $202,365   $191,200   $ 185,634   $171,682
  Deposits                         175,791    171,512    166,604     163,312    152,334
  Loans, Net                       137,309    130,638    120,907     106,952     86,897
  Long-term debt                     1,345        211          0           0          0
  Shareholders' Equity              21,924     20.016     18,452      16,518     15,375
Capital Ratios:
  Equity to Assets Ratio             10.20%      9.80%      9.00%       9.23%      8.98%
  Tier 1 Risk-based Capital Ratio    15.10%     15.30%     14.40%      14.48%     16.23%
  Total Risk-based Capital Ratio     16.40%     16.60%     15.70%      15.74%     17.46%
Other Ratio:
  Allowance for Loan Losses to
    Nonperforming Loans*            381.35%    603.88%    905.81%   1,597.48%    647.59%

*Loans past due 90 days plus loans on nonaccrual.

                           SELECTED FINANCIAL DATA
                                  HISTORICAL
                 SOUTHERN OHIO COMMUNITY BANCORPORATION, INC.
                                (IN THOUSANDS)


                                                              Year Ended December 31,
                                       1997            1996            1995            1994             1993
                                       ----            ----            ----            ----             ----
Income Statement Data:
 Net Interest Income                    $ 2,533         $ 2,468         $ 2,380         $ 2,259           $ 2,175
 Provision for Loan Losses                  488             710             739             130                90
 Noninterest Income                         255             236             228             226               176
 Investment Securities Gain                  25               0               0               1                93
 Noninterest Expense                      2,291           1,983           1,967           2,008             1,803
 Provision for Income Taxes                  33             (35)           (109)             88               143
                                        -------         -------         -------         -------           -------
 Net Income                                   1              46              11             260               408
Balance Sheet Data (period end):
 Assets                                 $51,865         $50,601         $49,293         $47,567           $47,080
 Deposits                                47,697          46,588          44,931          41,306            40,719
 Loans, Net                              31,131          33,122          34,199          32,397            30,217
 Short-term Borrowed Funds                    0               0              97           2,633             2,455
 Shareholders' Equity                     3,788           3,759           4,026           3,472             3,651
Capital Ratios:
 Equity to Assets Ratio                    7.30%           7.43%           8.17%           7.30%             7.75%
 Tier 1 Risk-based Capital Ratio          14.90%          12.47%          12.06%          12.85%            13.33%
 Total Risk-based Capital Ratio           16.17%          13.73%          13.33%          13.71%            14.31%
Other Ratio:
 Allowance for Loan Losses to
Nonperforming Loans*
 Nonperforming Loans*                     377.4%          124.7%           84.3%          57.56%           124.53%

*Loans past due 90 days plus loans on nonaccrual and troubled debt restructurings.

                            SELECTED FINANCIAL DATA
                               PRO FORMA COMBINED
     UNITED BANCORP, INC. AND SOUTHERN OHIO COMMUNITY BANCORPORATION, INC.
                                 (IN THOUSANDS)


                                                   Year Ended December 31,
                                      1997       1996       1995       1994       1993
                                      ----       ----       ----       ----       ----
Income Statement Data:
  Net Interest Income               $ 11,392   $ 10,727   $ 10,156   $  9,103   $  8,572
  Provision for Loan Losses              932      1,166      1,204        411        361
  Noninterest Income                   1,282      1,130      1,093        981        769
  Invest Sec Gains                        25         27         11        105        379
  Noninterest Expense                  7,946      7,272      7,141      6,929      6,603
  Provision for Income Taxes             973        816        660        634        647
  Cumulative effect of change in
    accounting                                                                        27
  Net Income                           2,848      2,630      2,255      2,215      2,136
Balance Sheet Data (period end):
  Assets                            $263,607   $252,966   $240,493   $233,201   $218,762
  Deposits                           223,488    218,100    211,535    204,618    193,053
  Loans, Net                         168,440    163,760    155,106    139,349    117,114
  Long-term Debt                       1,345        211         97      2,633      2,455
  Shareholders' Equity                25,712     23,775     22,478     19,990     19,027
Capital Ratios:
  Equity to Assets Ratio                7.82       9.06       8.83       8.97       8.68
  Tier 1 Risk-based Capital Ratio      12.29      13.25      13.45      14.15      15.56
  Total Risk-based Capital Ratio       13.54      14.51      14.67      15.32      16.77
Other Ratio:
  Allowance for Loan Losses to
    Nonperforming Loans*              380.35%    298.59%    222.38%    317.64%    374.38%

*Loans past due 90 days plus loans on nonaccrual.


COMPARATIVE PER SHARE DATA

     The following unaudited table sets forth certain unaudited historical and pro forma combined per common share information for United Bancorp, Inc. and certain historical and equivalent pro forma combined per common share information for Southern. The data is derived from financial statements of United Bancorp, Inc. and Southern incorporated by reference or included elsewhere in this Proxy Statement-Prospectus. The pro forma combined per share information for United Bancorp, Inc. and the equivalent pro forma combined per share information for Southern are stated as if Southern has always been affiliated with United Bancorp, Inc. giving effect to the proposed transaction under the pooling of interest method of accounting, assuming the issuance of 429,000 shares. The information presented below has been restated to reflect stock dividends and stock splits.

                           SELECTED FINANCIAL DATA
                                PER SHARE DATA
                          HISTORICAL FINANCIAL DATA


                                             Year Ended December 31,
                                        1997    1996    1995    1994    1993
                                        ----    ----    ----    ----    ----
HISTORICAL PER SHARE DATA
United Bancorp, Inc.
--------------------
 Earnings per common share - BASIC    $ 1.27  $ 1.16  $ 1.00  $ 0.87  $ 0.77
 Earnings per common share - DILUTED  $ 1.26  $ 1.15  $ 1.00  $ 0.87  $ 0.77
 Dividends per share                  $ 0.44  $ 0.39  $ 0.35  $ 0.25  $ 0.23
 Book value (end of period)           $ 9.80  $ 8.95  $ 8.25  $ 7.39  $ 6.97
Southern
--------
 Earnings per common share - BASIC    $ 0.03  $ 1.18  $ 0.28  $ 6.70  $10.47
 Earnings per common share - DILUTED  $ 0.03  $ 1.18  $ 0.28  $ 6.70  $10.47
 Dividends per share                  $ 1.20  $ 1.20  $ 1.20  $ 1.20  $ 1.20
 Book value (end of period)           $97.13  $96.93  $97.01  $89.53  $93.61


                           SELECTED FINANCIAL DATA
                                PER SHARE DATA
                       PRO FORMA FINANCIAL INFORMATION


                                               Year Ended December 31,
                                           1997   1996   1995   1994   1993
                                           ----   ----   ----   ----   ----
Pro Forma Combined, United Bancorp, Inc.
and Southern
------------
 Earnings per common share - BASIC        $1.07  $0.99  $0.85  $0.83  $0.80
 Earnings per common share - DILUTED      $1.06  $0.98  $0.85  $0.83  $0.80
 Dividends per share                      $0.44  $0.39  $0.35  $0.25  $0.23
 Book value (end of period)               $9.64  $8.92  $8.43  $7.50  $7.14

                             MEETING INFORMATION

GENERAL

     This Proxy Statement-Prospectus is being furnished to holders of Southern Common Stock in connection with the solicitation of proxies by the Board of Directors of Southern for use at the Special Meeting to consider and vote upon the adoption of the Agreement and to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement-Prospectus mailed to the holders of Southern Common Stock is accompanied by a form of Proxy for use at the Special Meeting.

     This Proxy Statement-Prospectus is also furnished by UBCP to Southern shareholders as a Prospectus in connection with the issuance by UBCP of shares of UBCP Common Stock upon consummation of the Merger in accordance with the Agreement. This Proxy Statement-Prospectus, the attached Notice, and the form of Proxy enclosed herewith are first being mailed to shareholders of Southern on or about ______________.

DATE, PLACE AND TIME

     The Southern Special Meeting: The Special Meeting will be held at the main office of the Company, 88 High Street, Glouster, Ohio, at ________ on _________________, 1998.

RECORD DATE

     Southern. The Board of Directors of Southern has fixed the close of business on ____________, as the Record Date for the determination of the holders of Southern Common Stock entitled to receive notice of and to vote at the Special Meeting.

VOTES REQUIRED

     Southern. As of the Record Date, there were 39,000 shares of Southern Common Stock outstanding. Holders of Southern Common Stock are entitled to one vote per share. Under applicable provisions of Ohio Law and the Amended and Restated Articles of Incorporation of Southern, the affirmative vote of at least a majority of the outstanding shares of Southern Common Stock, or 19,501 shares is required to approve the Agreement. In addition, approval of the proposed acquisition of a controlling interest in Southern by UBCP under the provisions of the Acquisition Act requires the affirmative vote of 19,501 shares which represents a majority of the shares entitled to vote in the election of directors and 14,480 shares cast in connection with the vote which excludes interested shares, as defined by the Acquisition Act. Each share of Southern Common Stock is entitled to one vote.

     As of the Record Date, directors and executive officers of Southern and their affiliates owned beneficially an aggregate of 10,040 shares of Southern Common Stock or approximately 25.74% of the shares of Southern Common Stock outstanding on such date. As of the Record Date, directors and executive officers of Southern beneficially owned less than 1% of UBCP Common Stock.

VOTING AND REVOCATION OF PROXIES

     Shares of Southern Common Stock represented by a proxy properly signed and received on or prior to the Special Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF SOUTHERN COMMON STOCK REPRESENTED BY SUCH A PROXY WILL BE VOTED FOR THE AGREEMENT. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by the filing of an instrument revoking it or of a duly executed proxy bearing a later date with the Secretary for Southern prior to or at the Special Meeting, or by voting in person at the Special Meeting. Attendance at the Special Meetings will not in and of itself constitute a revocation of a proxy.

     The Board of Directors of Southern is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters properly come before the Special Meeting, or any adjournments or postponements thereof, the person(s) appointed as proxies will have discretion to vote or act thereon according to their best judgment.

     Ohio law affords dissenters' rights to holders of Southern Common Stock in connection with the Merger. For additional information regarding dissenters' rights see "PROPOSED MERGER -- Dissenters' Rights".

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of Southern who will not be specifically compensated for such services, may solicit proxies from the shareholders of Southern personally or by telephone or telegram or other forms of communication. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for the reasonable expenses incurred in doing so.

     It is not anticipated that anyone will be specially engaged to solicit proxies or that special compensation will be paid for that purpose. Southern reserves the right to do so should it conclude that such efforts are needed. Southern will bear its own expenses in connection with the solicitation of proxies for its Special Meeting. See "PROPOSED MERGER -- Expenses."

     HOLDERS OF SOUTHERN COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO SOUTHERN IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                               PROPOSED MERGER

     This section of the Proxy Statement-Prospectus describes certain aspects of the proposed Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Agreement which is attached as Exhibit A to this Proxy Statement-Prospectus and is incorporated herein by reference.

BACKGROUND AND REASONS FOR THE MERGER

     Southern. On December 22, 1997, the management of Southern met to discuss an indication of interest received from UBCP with respect to a possible merger transaction (the "Merger"). At that time the Board of Directors authorized Southern's management to pursue preliminary discussions with UBCP with a view to obtaining information regarding the Merger.

     In December of 1997, the Board of Directors of Southern engaged Young & Associates, Inc., Kent, Ohio, ("Young") as their financial advisor to provide an opinion to Southern as to the fairness of the transaction to the shareholders of Southern from a financial standpoint, and also to conduct a due diligence review of UBCP. During the following weeks, Southern and UBCP and their respective financial and legal advisors engaged intermittently in negotiations concerning the terms of the Merger and each of UBCP and Southern performed due diligence reviews of the other.

     On January 12, 1998, Southern's Board of Directors met to consider the proposed terms of the Merger. This Meeting included a presentation by Young and Southern's legal advisor, which included summaries of financial and valuation analyses, the terms of the proposed acquisition, regulatory and accounting matters, the due diligence findings of Southern's management and advisors, and Young's oral opinion relating to the fairness of the Merger to the shareholders of Southern from a financial perspective. At the conclusion of this meeting, the Board of Directors of Southern authorized Southern's management to continue to negotiate the terms of a definitive agreement with UBCP.

     On February 4, 1998, Southern's Board of Directors unanimously approved the Merger in an Action in writing without a Meeting based upon the following factors. (1) Young's opinion that the terms of the Merger are fair to the shareholders of Southern from a financial perspective; (2) the overall financial terms of the Merger; (3) UBCP's representations with respect to the operation of Southern and Glouster Bank after the Merger; (4) the short-term and long-term prospects of Southern; (5) current long-term industry developments and trends; (6) competitive factors and (7) considerations concerning the Southern Employees and Employees of Glouster Bank.

     UBCP. The Board of Directors of UBCP has concluded that the Merger would be in the best interests of UBCP and its shareholders. Numerous factors were considered by the Board of Directors of UBCP in approving and recommending the terms of the Merger. These factors included information concerning the financial condition, results of operations, and prospects of UBCP and Southern; the capital adequacy of the resulting entity; the composition of the businesses of the two organizations in the rapidly changing banking and financial services industry; the historical and current market prices of each company's stock and of certain other bank holding companies whose securities are publicly traded; the relationship of the consideration to be paid in the Merger to such market prices and to the book value and earnings per share of Southern and the financial terms of certain other recent business combinations in the banking industry. In addition the Board of Directors considered the advice of its financial advisor, Austin Associates, Inc.

     The Board of Directors of UBCP believes that combining with Southern which has established banking operations in Glouster, Ohio is a natural and desirable extension of UBCP's market area. The Board of Directors of UBCP also believes that the consolidation of resources by reason of the Merger will enable the resulting organization to provide a wider and improved array of financial services to customers and to achieve added flexibility in dealing with the changing competitive environment in the financial services industry.

RECOMMENDATION OF THE SOUTHERN BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF SOUTHERN UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF SOUTHERN VOTE FOR APPROVAL OF THE AGREEMENT.

OPINION OF SOUTHERN'S FINANCIAL ADVISOR

     Southern retained Young & Associates, Inc., a financial institution consulting firm of Kent, Ohio, to issue a fairness opinion in connection with the Merger. Young & Associates issued its written opinion to the Board of Directors on March 11, 1998, stating that the terms of the Merger Agreement were fair and equitable to Southern and its shareholders from a financial point of view. Young & Associates updated its opinion to ___________, 1998 and reaffirmed that the terms of the Merger Agreement were fair and equitable to Southern and its shareholders from a financial point of view. A copy of the opinion of Young & Associates is set forth as Appendix B to this Proxy Statement/Prospectus and should be read in its entirety.

     Young & Associates, Inc. regularly evaluates financial institutions and their securities for a wide range of purposes, including, but not limited to, mergers and acquisitions. Southern selected Young & Associates to issue a fairness opinion on the basis of its experience, reputation, and qualifications.

     Young & Associates advised Southern and its legal advisors during the initial negotiations between Southern and UBCP. The terms of the Agreement, including the exchange ratio, were negotiated by the parties and their legal representatives at arms-length.

     Young & Associates analyzed various public and non-public sources of information in developing our opinion, included but not limited to, (i) financial data of Southern from December 31, 1995 through December 31, 1997 from published annual reports, internal bank reports, and interviews with bank management; (ii) financial data regarding UBCP from publicly available regulatory reports; (iii) comparative financial data of peers for each institution from public sources; (iv) published reports from various sources regarding transactions similar in nature to that proposed in the Merger; and
(v) the Merger Agreement itself.

     Young & Associates performed several analyses which are common within the banking industry and made certain assumptions, which it believes to be reasonable, about future performance. As with any projection of future outcomes, actual performance may vary. The focus of the analysis was on the value of Southern as an independent entity, and whether the Merger fairly compensated the shareholders of Southern for that value; whether the price/book to Southern at various prices of UBCP shares was relative to similar and recent merger transactions; and how the earnings performance of UBCP compared with banks sharing similar characteristics.

     Financial Analysis of Southern and Forecast. Young & Associates analyzed the past and present earnings performance of Southern, primarily that of its subsidiary, Glouster Community Bank, compared it to peers, and projected earnings ten years into the future. Various assumptions were developed through interviews with management and are believed to be reasonable and attainable.

     The earnings of Glouster Community Bank measured by return on average assets ("ROA") have tended to trail peer banks from December 31, 1993 through December 31, 1997. As of December 31, 1996, the last full year for which comparisons are available at the time of this writing, for example, Glouster's ROA was -.41 percent compared with 1.23. A comparison of Glouster versus peer banks for 1994 and 1995 reflects ROA of .56 and .56 respectively compared with peer banks at 1.10 and 1.23 for those same years. The return on average equity ("ROE") for Glouster also trailed peer banks during those same periods, reflecting -5.53 percent as of December 31, 1996 versus average peers ratios of
12.95 percent. Glouster's ROE for 1994 and 1995 was 7.57 percent and 7.41 percent versus peer bank ratios of 11.88 percent and 13.03 percent for those same years. Earnings for 1997 reflect .34 percent ROA and 4.68 percent ROE.

     Earnings have been negatively affected by recent losses in the loan portfolio and higher than average noninterest expenses. Non-interest income to average assets has also trailed peer banks. The bank has made substantial provisions for loan losses in both 1996 and 1997. In 1996 the provision charged to expenses was 2.15 percent of average assets versus .14 percent for peer banks in that year. The provision in 1997 was .93 percent of average assets. The bank's noninterest expense as a percent of average assets was 3.87 percent in 1996 versus 3.02 percent for peer banks.

     The bank's reserve for loan and lease losses was 2.16 percent of loans as of December 31, 1996, well in excess of the 1.35 percent in peer banks. The reserve was 2.25 percent of loans as of year end 1997. Management believes it has made significant progress in the loan portfolio and that it has provided an adequate reserve for future losses.

     Net interest income, however, as a percent of average assets has been historically higher than peer banks. In all of the periods observed Glouster's net interest income on a fully taxable basis divided by average assets, was approximately .50 percent in excess of similar banks. The cause of that favorable comparison is Glouster's higher percent of interest income, through higher yielding loans, while its interest expense is actually higher than peer banks.

     Young & Associates forecasted earnings of The Glouster Community Bank ten years into the future based on certain assumptions which it believes to be reasonable. It was assumed that the provision for loan and lease losses could be reduced to peer bank levels beginning in 1998. Noninterest expense as a percent of average assets was anticipated to decline gradually over the ten years, approaching the peer bank level in year ten. Noninterest income as a percent of average assets was expected to remain at the same level throughout the forecast. It was also expected that net interest income to average assets would experience a gradual decline, but continue to be in excess of peer banks. Based on these assumptions, Young & Associates believes that Glouster, as an independent financial institution, would reach peer level ROA of 1.26 percent in the tenth year of the forecast and ROE of 12.91 percent, approximately equal to peers, in that same year.

     The ten year forecast of earnings along with compound interest earnings to shareholders from dividends paid was discounted to a present value to develop a probable trading range of the shares of Southern as an independent entity, assuming that Glouster Community Bank remained the only significant holding of Southern. Based on that present value computation, and considering average price/earnings ratios of Midwest community banks and average price/book multiples, Young & Associates believes the shares of Southern would be valued at from $120 to $130 per share.

     Terms of Agreement - Exchange Ratio. The Agreement provides that the 39,000 shares of Southern will be exchanged for 429,000 shares of UBCP, or 11 shares of UBCP for each share of Southern. Based on this rate of exchange, shareholders of Southern would own 16.1 percent and the existing shareholders of UBCP would own 83.9 percent respectively of the merged institution. At the time of the Agreement, the exchange was estimated to be worth approximately 3 times book value to the shareholders of Southern. At the time of signing, the shares of UBCP were valued, based on the most recent trade at $28.00 per share. The parties elected not to adjust the exchange ratio for any price fluctuations of UBCP.

     Value of Exchange to Shareholders of Southern and Comparison. Young & Associates constructed a computer model which showed the change in the multiple of book value to the shareholders of Southern at various price of UBCP and compared those results with other recent mergers. The value per share of UBCP on the February 9, 1998 agreement date was $28.00. On December 31, 1997, the book value per share of Southern was $97.13. At the exchange rate of 11:1, the shareholders of Southern would receive approximately $308 in value for each share of Southern held, or approximately 317 percent of year end book value.

     At a price of $28.00 per share, the shares of UBCP are trading at 22 times twelve month trailing earnings. An average PE of 23 Midwest community banks, published by The American Banker on February 9, 1998, the Agreement date, excluding all with ratios greater than 30 times earnings, was 19.2. UBCP is included in that published list. To determine a range of possible values to the current Southern shareholders, Young & Associates constructed a table of values at share prices $5.00 above and below the UBCP price on the Agreement. At $23.00, a decline of nearly 18 percent, per share of UBCP, the shareholders of Southern would still receive 250 percent of book value. At $33.00 the Southern shareholders would receive 360 percent of book value. At a PE of 19.2, from the Midwest sample above, the value of UBCP is approximately $24.50 per share or 260 percent of book value to Southern.

     In the October 3, 1997 American Banker an article, "Time to Sell?..." referring to a study by Sheshunoff Information Services, Inc. reported that for the third quarter of 1997, the average price/book for merger/acquisitions for banks under three billion dollars in assets was 202 percent of book value. At all ranges considered above, Young & Associates believes that the value of the exchange to Southern shareholders, therefor, compares favorably with those transactions.

     Financial Performance of UBCP. Through December 31, 1996, UBCP achieved an ROA of 1.32 percent, placing it in the top 36 percent of the 662 bank holding companies in the Uniform Bank Performance Report. The ROE of UBCP was
13.61 percent, somewhat above that of peers at 12.92 percent. The latter comparison should be understood in light of UBCP's higher than peer equity/total assets ratio of 9.89 percent versus 9.39 percent for peers. The strong capital position would cause ROE to be somewhat lower. The earnings of UBCP, however, have been sufficiently strong to maintain higher capital and still produce higher ROE. Another measure of capital adequacy is risk-based capital to risk-weighted assets, which simply requires greater levels of capital for greater levels of risk. UBCP's risk-based capital to risk-weighted assets ratio was 18.38 percent as of December 31, 1996, above the 16.76 percent for peer banks. UBCP's results through September 30, 1997, the last period for which peer data is available, were also analyzed and reflected the same relationships.

     UBCP's earnings are characterized by average net interest income/average assets, lower noninterest expense, adequate control of loan losses. Net interest income through December 31, 1996 was 4.46 percent of average assets compared with 4.38 percent for peer banks. Better than average control of operating expenses is evidenced by noninterest income to average assets of 2.71 versus 3.28 percent for peers. Noninterest income to average assets trails peers at .46 percent of average assets compared with peer banks at .92 percent. These patterns have also been consistent through September 30, 1997.

     UBCP's control of loan losses is another source of strength for the bank. While the bank has provided for future losses through its loan loss provision at levels equal to or greater than peer group banks as a percent of average assets, it has consistently charged-off fewer total dollars of loans as a percent of total loans. This is indicative of both control of lending and collection functions, and conservative accounting for future potential losses.

     Forecast of UBCP and Merged Institution. Young & Associates produced a ten year forecast of future earnings for UBCP based on a continuation of recent trends in the bank holding company's performance. This forecast was merged with the forecast of Southern to develop the combined income results for the merged institution before any consideration was given to the income improvement opportunities available through economics of scale or expanded capabilities of the larger organization. Young & Associates then compared the income to be received by the shareholders of Southern both as an independent institution and under the merger. In the first year under the merged scenario, the shareholders of Southern as a group will receive $167,735 more than they would receive under the independent scenario, or an increase of over 48 percent.
That advantage continues for the ten years on various, declining to a dollar advantage of $105,000 or a 9 percent increase in year ten under the merged scenario.

     The shareholders of Southern will own 16.1 percent of the merged institution and, under the merged scenario described above, will contribute approximately 11 percent of earnings in year one of the merger and 15 percent by year ten to the merged institution. Young & Associates believes further that the above analysis is conservative and that the merged institution will benefit the shareholders of Southern to an even greater degree. The management of UBCP has consistently demonstrated its ability to control both loan losses and operating expenses. Both of those are present areas of weakness in the earnings stream of Southern.

     Other Issues. Young & Associates examined the Agreement for other issues which might affect the shareholders of Southern from a financial point of view and found no issues which it felt worked to the disadvantage of the shareholders of Southern.

     The analysis by Young & Associates was performed independently and without limitations imposed by any of the parties involved in the Merger. In conducting the analysis, information from publicly available financial data resources, financial data from internal bank records of Southern, and representations of the parties in the Merger Agreement and/or the Joint Proxy Statement/Prospectus. That information was assumed to be reliable and no attempt was made to verify the information independently. It was further assumed that the Merger will be completed as planned and that no other conditions will be imposed which might work to the detriment of the shareholders of Southern.

     For Young & Associates' services as financial advisor in the proposed transaction, Southern will pay the firm a fee of $75,000, including $10,000 for the issuance of the fairness opinion, plus reasonable out-of-pocket expenses, and indemnify Young & Associates against certain liabilities, including liabilities under the securities laws.

TERMS OF THE MERGER

     At the Effective Time (as defined below), Southern will merge with UBCP with the result that Glouster Bank will become a wholly owned subsidiary bank of UBCP. At the Effective Time, the outside directors of Glouster Bank serving in such capacity immediately prior to the Effective Time shall continue to be the directors of Glouster Bank with the addition of two persons to be named by UBCP. In addition, Mr. Harold Price, presently President and CEO of The Citizens Bank of Strasburg, a subsidiary of UBCP will become President and CEO of Glouster Bank. In addition, at the Effective Time, the Agreement provides that Mr. L.E. Richardson, Chairman, President & CEO of Southern will become a
member of the Board of Directors of UBCP.   The Agreement provides an
understanding by UBCP to cause the name of Glouster Bank, namely "The Glouster Community Bank," to remain unchanged for a period of at least two years following the date of the Merger.

     At the Effective Time, all of the outstanding shares of Southern Common Stock will be converted into shares of UBCP Common Stock in accordance with the terms of the Agreement and the Exchange Ratio as defined by the Agreement. The Exchange Ratio provides that each outstanding share of Southern Common Stock shall be exchanged for and converted into the right to receive eleven (11) shares of UBCP Common Stock. In the transaction, UBCP expects to issue 429,000 shares of UBCP Common Stock in the Merger.

     No fractional shares of UBCP Common Stock will be issued in the Merger. Rather, each holder of Southern Common Stock who otherwise would have been entitled to a fraction of a share of UBCP Common Stock shall receive in lieu thereof cash, without interest, in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the bid and asked closing price on the effective date of the Merger.

EFFECTIVE TIME OF THE MERGER

     Subject to satisfaction or waiver of all other conditions contained in the Agreement, the Merger, will become effective at a date to be specified by UBCP which shall not be later than the last day of the month following the month in which the last of the following occurs: (i) approval of the Agreement by the Federal Reserve Board, (ii) approval of the Merger by the shareholders of Southern, and (iii) all other regulatory approvals have been obtained and the regulatory waiting periods have expired. Upon filing an executed Certificate of Merger with the Secretary of State in Ohio, the Merger will become effective at such time as is specified in the Articles of Merger (the "Effective Time"). Subject to the conditions contained in the Agreement, the Effective Time is currently expected to occur during the third quarter of 1998.

SURRENDER OF SOUTHERN CERTIFICATES

     As soon as practicable after the Effective Time of the Merger UBCP is required by the Agreement to mail to each holder of record of Southern Common Stock a letter of transmittal and instructions for use in surrendering such holder's Southern Common Stock certificates.

     SOUTHERN SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS FROM UBCP.

     Upon surrender to UBCP of one or more certificates of Southern Common Stock together with a properly completed letter of transmittal, UBCP will issue and deliver to the holder of record of Southern Common Stock, a certificate representing the number of shares of UBCP Common Stock to which the holder is entitled and, where applicable, a check for the amount representing any fractional share interest.

     All UBCP Common Stock issued pursuant to the Agreement will be issued as of the Effective Time. No dividends or other distributions declared with respect to UBCP Common Stock payable to former holders of Southern Common Stock, pursuant to the Merger and payable to the holders thereof after the Effective Time shall be paid until such holder surrenders such holder's Southern Common Stock certificates. Subject to the effect of applicable laws, after the surrender and exchange of such certificates, the holder of certificates for shares of UBCP Common Stock into which the shares of Southern Common Stock shall have been converted shall be entitled to receive any dividends or other distributions, but without any interest, which previously became payable by UBCP with respect to the shares of Southern Common Stock represented by such certificate or certificates.

     In the case of any lost, stolen or destroyed Southern Common Stock certificate, UBCP will issue a new certificate representing shares of UBCP Common Stock and a check for the cash into which a fractional share of Southern Common Stock shall have been converted only if UBCP receives: (i) evidence to the reasonable satisfaction of UBCP that such certificate has been lost, wrongfully taken or destroyed, (ii) such indemnity agreement as reasonably may be requested by UBCP to save it harmless, and (iii) evidence satisfactory to it of ownership of Southern Common Stock for which the certificate has been lost, wrongfully taken or destroyed.

     After the Effective Time, there will be no further registration of transfers on the stock transfer books of UBCP of shares of Southern Common Stock. Shares of Southern Common Stock presented to UBCP for transfer after the Effective Time will be canceled and exchanged for certificates representing shares of UBCP Common Stock and cash in lieu of any fractional share interest as provided in the Agreement.

CONDITIONS TO THE MERGER

     The Merger will occur only if the Agreement is adopted by the requisite vote of the shareholders of Southern and the acquisition of a controlling interest in Southern is approved by the shareholders of Southern as required by the Acquisition Act. Consummation of the Merger is subject to the satisfaction of certain other conditions, unless waived to the extent waiver is permitted by applicable law. Such conditions include, but are not limited to, the following:
(i) the receipt of all necessary regulatory approvals, including the approval of the Federal Reserve Board; (ii) the effectiveness of the Registration Statement registering the shares of UBCP to be issued in the Merger, and the absence of a stop order suspending such effectiveness or proceedings seeking a stop order; (iii) the absence of a temporary restraining order, injunction or other order of any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger; (iv) the continued accuracy of representations and warranties by Southern and UBCP regarding, among other things, the organization of the parties, financial statements, capitalization, pending and threatened litigation, enforceability of the Agreement and compliance with law and tax matters; (v) the performance by Southern and UBCP in all material respects of each of the obligations required to be performed by them under the Agreement; (vi) the receipt by Southern and UBCP and the continuing effectiveness of opinion of counsel as to certain federal income tax consequences of the respective Merger; (vii) that no event shall have occurred, which, in the reasonable opinion of UBCP and its auditors, would prevent the Merger from being accounted for as a pooling of interests;
(viii) the absence of any material adverse change since December 31, 1997, in the financial condition, results of operation or business of Southern and UBCP in each case, together with their respective subsidiaries taken as a whole;
(ix) the absence of any material action, suit or proceeding commenced against Southern and UBCP with respect to the Merger seeking to restrain, enjoin, prevent, change or rescind the transaction contemplated by the Agreements or questioning the validity or legality of any such transaction; (x) the receipt by Southern and UBCP of opinions of counsel as provided in the Agreement; (xi) the receipt by Southern of an opinion, from its financial advisor, dated the date of the mailing of the Proxy Statement-Prospectus, that the Merger is fair to the holders of Southern Common Stock from a financial point of view; and
(xii) that not more than ten percent of the voting power of the issued and outstanding shares of Southern Common Stock shall have taken steps, at the time the Merger shall become effective, to perfect their rights as dissenting shareholders under Ohio law.

     The consummation of the Merger is conditioned upon the determination that the Merger will be accounted for under the pooling of interests method of accounting. In the event the Merger did not qualify for pooling accounting treatment, but the parties determined to consummate the Merger and to waive the condition, the Merger would not be consummated without a resolicitation of the vote of shareholders of Southern. In such an event, the revised pro forma financial information would be materially different than those presented elsewhere herein.

     In addition, unless waived, each party's obligation to consummate the Merger is subject to performance by the other party of its obligations under the respective Agreement and the receipt of certain certificates from the other party.

REGULATORY APPROVAL

     The Merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended ("BHC Act"), which requires that the Federal Reserve Board take into consideration the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve Board from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position.

     Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise. The BHC Act provides for the publication of notice and public comment on the application and authorizes the regulatory agency to permit interested parties to intervene in the proceedings.

     UBCP filed an application with the Federal Reserve Bank of Cleveland (the "Federal Reserve Bank") on March 31, 1998, seeking approval of the Merger. On ______________, such application was approved.

     The approvals of the Federal Reserve Board is not to be interpreted as the opinion of such regulatory authority that the Merger is fair to the shareholders of Southern from a financial point of view or that such regulatory authority has considered the adequacy of the terms of the Merger. An approval by such regulatory authority in no way constitutes an endorsement or a recommendation of the Merger by the Federal Reserve Board.

     There can be no assurance that the Department of Justice will not challenge the Merger or if such a challenge is made, as to the result thereof.

     Other than the regulatory approvals described herein and required compliance with certain federal and state securities laws by UBCP in connection with its issuance of shares of UBCP Common Stock in connection with the Merger with which UBCP will comply, UBCP and Southern are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing thereof.

CONDUCT OF BUSINESS PENDING THE MERGER

     Under the Agreement Southern and UBCP are generally obligated to (and to cause their respective subsidiaries to) operate their respective businesses only in the usual and ordinary course consistent with past practices; use reasonable efforts to keep in force current insurance coverage; refrain from any change in their methods of accounting or certain other policies and refrain from taking any action that would adversely affect or delay regulatory approval of the Agreement; give the other party and its representatives access to information concerning its affairs as may be reasonably requested; and with respect to Southern refrain from paying cash dividends except as permitted under the Agreement, see "Dividends."

DIVIDENDS

     Under the Agreement, Southern may not pay cash dividends prior to the Effective Time of the Merger except subject to any regulatory guidelines or restrictions, a cash dividend, prorated to the effective time of the Merger, at the rate of $1.20 per share annually.

TERMINATION, AMENDMENT AND WAIVER

     The Agreement may be terminated at any time prior to the Effective Time whether before or after approval of the matters presented by the shareholders of Southern: (i) by mutual consent of the Boards of Directors of Southern and UBCP; (ii) by either party to the Merger if all required regulatory approvals are not received; (iii) by the Board of Directors of either party if there has been a willful breach of any representation, warranty, covenant or agreement by the other party which is not cured after 15 days' written notice; (iv) by either party if the required vote of Southern shareholders is not received; or
(v) by the Board of Directors of either party if the Merger is not consummated by December 31, 1998.

     The Agreement may not be amended except in writing signed on behalf of both parties, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Southern. At any time prior to the Effective Time, either party to the Agreement may, to the extent legally allowed, extend the time for performance of any of the obligations of the other party, waive any inaccuracies in representations and warranties of the other and waive compliance with any of the agreements or conditions of the Agreement.

TERMINATION FEE

     The Agreement requires that Southern pay to UBCP $500,000 if Southern shareholders fail to approve the Agreement and Southern or its shareholders receive an offer from and negotiate with any party other than UBCP at anytime within one year of the date of the Agreement concerning a merger, consolidation, purchase of substantially all of the Southern Common Stock, or similar transaction.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     As a result of the Merger, Glouster Bank will become a wholly owned subsidiary of UBCP. UBCP expects to continue to operate Glouster Bank at its present locations. Immediately after the Effective Time of Merger, the Board of Directors of Glouster Bank shall be comprised of all those persons serving as an outside director of Glouster Bank immediately prior to the Effective Time of the Merger plus two additional persons to be named by UBCP. The Board of Directors of UBCP after the Effective Time of the Merger shall be comprised of all those persons serving as a director of UBCP immediately prior to the Effective Time plus Mr. L.E. Richardson, Chairman, President and Chief Executive Officer of Southern.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     As of the Record Date, executive officers and directors of Southern are or may be deemed to be the beneficial owners of less than 1% of the outstanding shares of UBCP Common Stock and executive officers and directors of UBCP beneficially own no shares of Southern Common Stock.

EFFECT ON EMPLOYEE BENEFIT PLANS

     Southern. Employees of Glouster Bank will be eligible to participate in the employee benefit plans of UBCP immediately upon the consummation of the Merger, subject to the requirements of such plans.

     UBCP. Employee benefits of UBCP will not be changed as a result of the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary description of the anticipated federal income tax consequences of the Merger to holders of UBCP Common Stock and Southern Common Stock and to UBCP and Southern. The summary is not a complete description of the federal income tax consequences of the Merger. Each shareholder's individual circumstances may affect the tax consequences of the Merger to such shareholder.

     Neither UBCP nor Southern has requested or will receive an advance ruling from the Internal Revenue Service (the "Service") as to the tax consequences of the Merger. With respect to the Merger, UBCP and Southern have received an opinion from special counsel to UBCP, Werner & Blank Co., L.P.A. This tax opinion is based upon certain representations made by UBCP and Southern and upon the current law and the current judicial and administrative interpretations thereof. This opinion will not be binding on the Service or any court. Consequently, there can be no assurance that the tax consequences set forth below will continue as described herein, nor can any assurance be given that the issues discussed below will not be challenged by the Service, or, if so challenged, will be decided favorably to the parties to the Merger or their shareholders.

     Subject to the foregoing, the opinions of Werner & Blank Co., L.P.A., are substantially as follows:

          (i) Since the merger of Southern with and into UBCP qualifies as a statutory merger under applicable federal law, the Merger will qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code");

          (ii) No gain or loss will be recognized by Southern or UBCP upon merger of Southern with and into

     UBCP;

          (iii) No gain or loss will be recognized by the Southern shareholders who exchange, pursuant to the Merger, their shares of Southern Common Stock solely for shares of UBCP Common Stock;

          (iv) The federal income tax basis of the UBCP Common Stock to be received by the Southern shareholders in Merger, including fractional share interests, will be the same as the federal income tax basis of such Southern Common Stock surrendered therefor;

          (v) The holding period of the UBCP Common Stock to be received by the Southern shareholders in the Merger will include the period during which the Southern Common Stock surrendered was held as a capital asset on the Effective Date of the Merger;

          (vi) The payment of cash in lieu of fractional share interests of UBCP Common Stock will be treated as if the fractional shares were distributed as part of the Merger and then were redeemed by UBCP. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code; and

          (vii) Where a Southern shareholder dissents to the Merger, and such shareholder receives solely cash in exchange for his or her Southern Common Stock, such cash will be treated as having been received by such shareholder as a distribution in redemption of his or her shares subject to the provisions and limitations of Section 302 of the Code.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE HAS NOT BEEN VERIFIED WITH THE INTERNAL REVENUE SERVICE AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT-PROSPECTUS WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SOUTHERN SHAREHOLDER.

     BECAUSE OF THE COMPLEXITY OF THE FEDERAL, STATE AND LOCAL TAX LAWS, IT IS RECOMMENDED THAT SHAREHOLDERS OF SOUTHERN CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES RESULTING FROM THE MERGER.

ACCOUNTING TREATMENT

     The Agreement provides that consummation of the Merger is conditioned upon the receipt by UBCP of assurances, satisfactory to it, that the Merger qualifies for accounting treatment as a pooling of interests if consummated in accordance with the Agreement. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of UBCP and Southern will be combined at the Effective Time and carried forward at their previously recorded amounts, and the shareholders' equity accounts of Southern and UBCP will be consolidated on UBCP's balance sheet. Income and other financial statements of UBCP issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of UBCP and Southern as if the Merger had taken place prior to the periods covered by such financial statements.

     For the Merger to qualify as a pooling of interests for accounting purposes, substantially all (90% or more) of the outstanding Southern Common Stock must be exchanged for UBCP Common Stock. All parties have agreed not to take any action which would disqualify the Merger from pooling of interests treatment by UBCP.

EXPENSES

     The Agreement provides that whether or not the Merger is consummated, all costs and expenses incurred in connection with the Agreement and the transactions contemplated therein shall be paid by the party incurring such expense.

RESALE OF UBCP COMMON STOCK

     The shares of UBCP Common Stock to be issued in the Merger to holders of Southern Common Stock have been registered under the Securities Act and may be freely traded by holders of Southern Common Stock who, at the Effective Time, are not "affiliates" of Southern (and who are not affiliates of UBCP at the time of the proposed resale). Directors, executive officers, and 10% shareholders of Southern are generally deemed to be affiliates under the Securities Act. Pursuant to the Agreement, UBCP must have received from each affiliate of Southern a written undertaking to the effect that (a) he or she will not sell or dispose of UBCP Common Stock acquired in the Merger other than in accordance with the Securities Act, except under (i) a separate registration statement for distribution (which UBCP has not agreed to provide), or (ii) Rule 145 promulgated thereunder by the SEC, or (iii) some other exemption from registration; and (b) he or she will not otherwise dispose of the UBCP Common Stock or otherwise reduce his or her market risk relative to the UBCP Common Stock within 30 days prior to the Effective Time of the Merger or prior to the publication by UBCP of an earnings statement covering at least 30 days of combined operations after the Effective Time.

DISSENTERS' RIGHTS

     Under the provisions of Ohio Revised Code, Section 1701.85, any shareholder of Southern who does not vote in favor of the Agreement is entitled to receive the fair cash value of his shares, upon perfecting his right of appraisal. Not later than ten (10) days after the date upon which the shareholders voted upon the Merger, any shareholder seeking to perfect his appraisal right must make a written demand upon Southern for the fair cash value of those shares so held by him. A negative vote alone is not sufficient to perfect rights as a dissenter. No notice of the results of the meeting will be given to shareholders. If Southern and the shareholder have not come to an agreement within three (3) months of the shareholder's written demand, the shareholder or Southern may file a petition in court for a formal judicial appraisal. Failure to follow the procedures enumerated in the Ohio Revised Code, Section 1701.85, Qualifications of and Procedures for Dissenting Shareholders, which is Appendix C of this Proxy Statement (the Dissenters Statute), will waive the shareholder's right of appraisal.

     THE FOREGOING SUMMARY OF THE DISSENTERS' STATUTE DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO DISSENTERS' STATUTE AND THE OTHER PROVISIONS OF THE OHIO LAW. THE FAILURE OF A SHAREHOLDER OF SOUTHERN TO FOLLOW THE PROCEDURES SET FORTH IN DISSENTERS' STATUTE WILL TERMINATE SUCH SHAREHOLDER'S APPRAISAL RIGHTS. AS A CONSEQUENCE, EACH SHAREHOLDER OF SOUTHERN WHO DESIRES TO EXERCISE SUCH RIGHTS SHOULD REVIEW DISSENTERS' STATUTE AND FOLLOW ITS PROVISIONS. THE COMPLETE TEXT OF THE RELEVANT PROVISIONS OF DISSENTERS' STATUTE IS ANNEXED TO THIS PROXY STATEMENT AS APPENDIX C.

                            PRO FORMA FINANCIAL DATA

     The following unaudited Pro Forma Combined Condensed Balance Sheets as of December 31, 1997 and the Pro Forma Combined Condensed Statements of Income for each of the three-year periods ended December 31, 1997, gives effect to the Merger based on the historical consolidated financial statements of UBCP and Southern under the assumptions and adjustments set forth in the accompanying notes to the pro forma financial statements.

     The Pro Forma Condensed Balance Sheet assumes the Merger was consummated on the dates indicated, and the Pro Forma Condensed Statements of Income assume that the Merger was consummated on January 1 of each period presented. The pro forma statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with UBCP's historical financial statements and the related notes thereto incorporated by reference herein and Southern's historical financial statements and the related notes thereto included elsewhere in this Proxy Statement-Prospectus.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)




                                                                                           UBCP
                                                                                       and Southern
                                                                           Pro Forma    Pro Forma
                                                    UBCP       Southern   Adjustments    Combined
                                                    ----       --------   -----------    --------
ASSETS
Cash and due from banks                         $  7,536        $ 2,309                   $  9,845
Federal funds sold                                   300            442                        742
                                                --------        -------                   --------
  Total cash and cash equivalents                  7,836          2,751                     10,587
Securities                                        59,193         15,869                     75,062
Total loans receivable                           139,547         31,931                    171,478
Allowance for loan losses                         (2,238)          (800)                    (3,038)
                                                --------        -------                   --------
  Net loans receivable                           137,309         31,131                    168,440
Premises and equipment, net                        5,169          1,361                      6,530
Accrued interest receivable and other assets       2,235            753                      2,988
                                                --------        -------                   --------
  Total assets                                  $211,742        $51,865                   $263,607
                                                ========        =======                   ========
LIABILITIES
Noninterest bearing deposits                    $ 12,839        $ 3,824                   $ 16,663
Interest-bearing deposits                        162,952         43,873                    206,825
                                                --------        -------                   --------
  Total deposits                                 175,791         47,697                    223,488
Securities sold under agreements to repurchase     8,391              0                      8,391
Other borrowed funds                               4,278              0                      4,278
Accrued expenses and other liabilities             1,357            380                      1,737
                                                --------        -------                   --------
  Total liabilities                              189,817         48,077                    237,894
SHAREHOLDERS' EQUITY
Common stock                                       2,238            195          234         2,667
Additional paid-in capital                        15,459            326         (234)       15,551
Retained earnings                                  4,060          3,263                      7,823
Unrealized gain on securities available for
   sale, net of applicable income taxes              168              4                        172
                                                --------        -------                   --------
Total shareholders' equity                        21,925          3,788                     25,713
                                                --------        -------                   --------
Total liabilities and shareholders' equity      $211,742        $51,865                   $263,607
                                                ========        =======                   ========

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                 (UNAUDITED)
                         YEAR ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE DATA )



                                                                                                  UBCP
                                                                                              and Southern
                                                                                  Pro Forma     Pro Forma
                                                    UBCP           Southern      Adjustments    Combined
                                                    ----           --------      -----------    --------
INTEREST AND DIVIDEND INCOME
  Loans, including fees                             $  12,558           $ 3,586                   $  16,144
  Interest and dividends on securities                  3,541               902                       4,443
  Federal funds sold                                      106               108                         214
                                                    ---------           -------                   ---------
    Total interest and dividend income                 16,205             4,596                      20,801

INTEREST EXPENSE
  Interest on deposits                                  6,834             2,063                       8,897
  Other borrowings                                        512                 0                         512
                                                    ---------           -------                   ---------
    Total interest expense                              7,346             2,063                       9,409
                                                    ---------           -------                   ---------
NET INTEREST INCOME                                     8,859             2,533                      11,392

Provision for loan losses                                 444               488                         932
                                                    ---------           -------                   ---------
Net interest income after provision for
 loan losses                                            8,415             2,045                      10,460
Noninterest income                                      1,027               280                       1,307
Noninterest expense                                     5,655             2,291                       7,946
                                                    ---------           -------                   ---------
Income before income taxes                              3,787                34                       3,821
  Income tax expense                                      940                33                         973
                                                    ---------           -------                   ---------
NET INCOME                                          $   2,847           $     1                   $   2,848
                                                    =========           =======                   =========
Earnings per common share - Basic                   $    1.27           $  0.03
                                                    =========           =======
Pro forma earnings per common share - Basic                                                       $    1.07
                                                                                                  =========
Earnings per common share - Diluted                 $    1.26           $  0.03
                                                    =========           =======
Pro forma earnings per common share - Diluted                                                     $    1.06
                                                                                                  =========
Weighted average shares outstanding - Basic         2,237,746            39,000                   2,666,746
                                                    =========           =======                   =========
Weighted average shares outstanding - Diluted       2,254,937            39,000                   2,683,937
                                                    =========           =======                   =========
Conversion ratio                                                                                   1.1 to 1
                                                                                                  =========

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                 (UNAUDITED)
                         YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                 UBCP
                                                                                             and Southern
                                                                                 Pro Forma     Pro Forma
                                                    UBCP          Southern      Adjustments    Combined
                                                    ----          --------      -----------    --------
INTEREST AND DIVIDEND INCOME
  Loans, including fees                             $  11,476         $ 3,799                    $  15,275
  Interest and dividends on securities                  3,400             698                        4,098
  Federal funds sold                                      130              64                          194
                                                    ---------         -------                    ---------
    Total interest and dividend income                 15,006           4,561                       19,567
INTEREST EXPENSE
  Interest on deposits                                  6,409           2,093                        8,502
  Other borrowings                                        338               0                          338
                                                    ---------         -------                    ---------
    Total interest expense                              6,747           2,093                        8,840
                                                    ---------         -------                    ---------
NET INTEREST INCOME                                     8,259           2,468                       10,727

Provision for loan losses                                 456             710                        1,166
                                                    ---------         -------                    ---------
Net interest income after provision for
 loan losses                                            7,803           1,758                        9,561

Noninterest income                                        921             236                        1,157

Noninterest expense                                     5,289           1,983                        7,272
                                                    ---------         -------                    ---------
Income (loss) before income taxes                       3,435              11                        3,446
  Income tax expense (benefit)                            851             (35)                         816
                                                    ---------         -------                    ---------
NET INCOME                                          $   2,584         $    46                    $   2,630
                                                    =========         =======                    =========
Earnings per common share - Basic                   $    1.16         $  1.18
                                                    =========         =======
Pro forma earnings per common share - Basic                                                      $    0.99
                                                                                                 =========
Earnings per common share - Diluted                 $    1.15         $  1.18
                                                    =========         =======
Pro forma earnings per common share - Diluted                                                    $    0.98
                                                                                                 =========
Weighted average shares outstanding - Basic         2,236,091          39,000                    2,665,091
                                                    =========         =======                    =========
Weighted average shares outstanding - Diluted       2,244,058          39,000                    2,673,058
                                                    =========         =======                    =========
Conversion ratio                                                                                   11 to 1
                                                                                                 =========

              PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                 (UNAUDITED)
                        YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                  UBCP
                                                                                                 Southern
                                                                                 Pro Forma       Pro Forma
                                                    UBCP          Southern      Adjustments      Combined
                                                    ---------  ---------------  -----------      ---------
INTEREST AND DIVIDEND INCOME
  Loans, including fees                             $  10,497         $ 3,665                    $  14,162
  Interest and dividends on securities                  3,766             632                        4,398
  Federal funds sold                                       89              19                          108
                                                    ---------         -------                    ---------
    Total interest and dividend income                 14,352           4,316                       18,668

INTEREST EXPENSE
  Interest on deposits                                  6,266           1,936                        8,202
  Other borrowings                                        310               0                          310
                                                    ---------         -------                    ---------
    Total interest expense                              6,576           1,936                        8,512
                                                    ---------         -------                    ---------
NET INTEREST INCOME                                     7,776           2,380                       10,156

Provision for loan losses                                 465             739                        1,204
                                                    ---------         -------                    ---------
Net interest income after provision for
 loan losses                                            7,311           1,641                        8,952

Noninterest income                                        876             228                        1,104

Noninterest expense                                     5,174           1,967                        7,141
                                                    ---------         -------                    ---------
Income before income taxes                              3,013             (98)                       2,915
  Income tax expense                                      769            (109)                         660
                                                    ---------         -------                    ---------
NET INCOME                                          $   2,244         $    11                    $   2,255
                                                    =========         =======                    =========
Earnings per common share - Basic                   $    1.00         $  0.28
                                                    =========         =======
Pro forma earnings per common share - Basic                                                      $    0.85
                                                                                                 =========
Earnings per common share - Diluted                 $    1.00         $  0.28
                                                    =========         =======
Pro forma earnings per common share - Diluted                                                    $    0.85
                                                                                                 =========
Weighted average shares outstanding - Basic         2,236,010          39,000                    2,665,010
                                                    =========         =======                    =========
Weighted average shares outstanding - Diluted       2,236,658          39,000                    2,665,658
                                                    =========         =======                    =========
Conversion ratio                                                                                   11 to 1
                                                                                                 =========

               DESCRIPTION AND COMPARISON OF UBCP COMMON STOCK
                          AND SOUTHERN COMMON STOCK

GENERAL

     UBCP is an Ohio corporation governed by and subject to the Ohio General Corporation Law ("OGCL"). Southern is an Ohio corporation organized under and governed by the provisions of the OGCL. If the proposed Merger is consummated, shareholders of Southern who receive UBCP Common Stock will become shareholders of UBCP and, as such, their rights as shareholders will be governed by the OGCL and by UBCP's Articles, Code of Regulations and other corporate documents. The rights of holders of shares of Southern Common Stock differ in certain respects from the rights of holders of UBCP Common Stock. A summary of the material differences between the respective rights of Southern from that of UBCP shareholders is set forth below.

     As of the date of the Agreement UBCP was authorized to issue 10,000,000 shares of $1.00 par value common stock ("UBCP Common Stock"). As of the date of the Agreement, UBCP had 2,238,314 shares of UBCP Common Stock issued and outstanding, which left 7,761,686 shares available for future issuance. Pursuant to the terms of the Merger UBCP will issue an aggregate of 429,000 shares of UBCP Common Stock to shareholders of Southern.

     The authorized Common Stock of Southern consists of 39,000 shares of Common Stock, $5.00 par value per share, of which 39,000 are issued and outstanding as of the Record Date.

     UBCP Common Stock is traded on the NASDAQ Small Cap market any exchange. Certain broker/dealers make a market in UBCP Common Stock and handle purchase and sale transactions under the symbol "UBCP". Trading volume in UBCP Common Stock for the twelve months ended December 31, 1997, was 313,591 shares.

     Southern Common Stock is not traded on any exchange nor in the over-the-counter market. Management is unaware of trades involving 3,154 shares of Southern Common Stock during the twelve months ended December 31, 1997.

     While there are a substantial number of similarities between the UBCP Common Stock and the Southern Common Stock, the rights of shareholders of Southern will be different after the Effective Date of the Merger. Shareholders will be affected by differences in the Articles of Incorporation and Code of Regulations of UBCP and Southern. Listed below are the more important attributes of the UBCP Common Stock and the differences, if any, from the Southern Common Stock.

DIVIDENDS

     Holders of UBCP Common Stock are entitled to dividends out of funds legally available therefor, as governed by the OGCL, and if declared by the Board of Directors. The amount and timing of dividends on UBCP Common Stock is subject to the earnings of its subsidiaries and the amounts available for payment of dividends by such subsidiaries under federal banking laws and regulations. Generally, dividends from UBCP's banking subsidiaries are restricted to net profits of the current year plus the preceding two years less dividends paid.

PREEMPTIVE RIGHTS

     Pursuant to the Articles of Incorporation, shareholders of UBCP do not have the preemptive right to subscribe to additional shares of common stock when issued by UBCP. Shareholders of Southern currently have preemptive rights pursuant to the provisions of the OGCL. Preemptive rights permit a shareholder to purchase their pro rata share of any offering by the company, subject to certain exceptions and limitations as provided by law.

VOTING

     On all matters to properly come before shareholders, each share of stock of UBCP and Southern entitles the holder thereof to one vote, except, with respect to the right to vote cumulatively in the election of Directors, and for the effect of certain "supermajority vote" requirements regarding business combinations contained in the Articles of Incorporation of UBCP (see "Cumulative Voting" and "Antitakeover Provisions"). The affirmative vote of the holders of a majority of the outstanding UBCP Common Stock and Southern Common Stock, respectively, is required to amend the Articles of Incorporation of UBCP and Southern, except the amendment of the provision contained in UBCP's Articles of Incorporation requiring a supermajority vote in certain business combination transactions, which amendment requires the affirmative vote of the holders of eighty percent (80%) of the UBCP Common Stock.

CUMULATIVE VOTING

     Shareholders of Southern have the right to vote cumulatively in the election of Directors. Shareholders of UBCP do not have the right to vote cumulatively in the election of directors pursuant to UBCP's Articles of Incorporation. In cumulative voting, a shareholder may cumulate a number of votes equal to the number of directors to be elected times the number of shares held by the shareholder and cast all of such votes for one nominee for director, or allocate such votes among the nominees as the shareholder sees fit. Cumulative voting rights afford shareholders controlling a minority stock position the opportunity to have representation on the Board of Directors.

LIQUIDATION

     Holders of UBCP and Southern stock are entitled to a pro rata distribution of the corporation's assets upon liquidation.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     Under their respective Articles of Incorporation UBCP and Southern may indemnify present or past directors, officers, employees or agents to the full extent permitted by law.

     The Articles of Incorporation of UBCP provides as follows:

     The Corporation shall indemnify its present and past Directors, officers, employees and agents, and such other persons as it shall have powers to indemnify to the full extent permitted under, and subject to the limitations of, Title 17 of the Ohio Revised Code. Additionally, and subject to the limitations set forth below, the Corporation shall indemnify its present and past Directors for personal liability for monetary damages resulting from breach of their fiduciary duty as Directors. Notwithstanding the above, no indemnification for personal liability shall be provided for: (i) any breach of the Directors' duty of loyalty to the Corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; and (iii) any transaction from which the Director derived an improper personal benefit.

ANTITAKEOVER PROVISIONS

Ohio Law applicable to UBCP and Southern

     Both Southern and UBCP are Ohio-chartered corporations and are "issuing public corporations" under the laws of Ohio, and subject to the provisions of the Ohio Control Share Acquisition Statute (ORC Section 1701.831) and the Merger Moratorium Act (ORC Section 1704). Pursuant to the Ohio Control Share Acquisition Statute, the purchase of certain levels of voting power of a company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of at least a majority of the total voting power of such company and a separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed purchaser, officers of the company and Directors of the company who are also employees. This law has the potential effect of deterring certain potential acquisitions of the company which might be beneficial to shareholders. The Merger Moratorium Act, enacted in 1990, prohibits certain Ohio corporations from engaging in specified types of transactions with an "interested shareholder" for a period of three years after the shareholder becomes an "interested shareholder" unless the shareholder receives the approval of the corporation's board of directors prior to the acquisition of shares or the consummation of the specified type of transaction. The anticipated effect of the Merger Moratorium Act is to encourage a potential acquiror to negotiate with a target corporation's board of directors prior to obtaining a 10 percent or greater block of shares in the corporation.

UBCP's and Southern's Articles of Incorporation

     UBCP's Articles of Incorporation contain provisions which can be characterized as antitakeover in nature. These applicable provisions of UBCP's Articles of Incorporation are summarized below:

                  Supermajority Vote and Fair Price Provision

     UBCP has a provision in its Articles of Incorporation which provide that in certain business combination transactions, which are not approved by the incumbent board of directors, a supervote is required by shareholders in order to approve such a business combination. In the case of UBCP the vote of shareholders required under such circumstances is 80%. In addition the Articles of Incorporation of UBCP contains a "fair price" provision which requires an acquiror to pay the same level of consideration for all shares of the company acquired during the preceding two years. The supermajority and fair price provisions do not apply to transactions which are approved by the incumbent board of directors of the company nor to a transaction approved by a vote of at least 66 2/3% of the shares excluding those owned by the acquiror.

                           Classified Board Provision

     UBCP currently has in operation, a classified election system for electing their Board of Directors. Directors are elected to a designated class and shall serve until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified. UBCP has three (3) classes and each director is elected to a three (3) year term such that one-third of the Board is elected each year

                               Authorized Shares

     The availability of authorized and unissued shares for future issuance by UBCP may be deemed to have an antitakeover effect. As of the date of the Agreement, UBCP had 7,761,686 authorized shares available for future issuance. The authorized and unissued shares are available for issuance, and thereby could be issued into "friendly hands" to dilute the ownership of an individual or corporation that has acquired shares of UBCP and intends to conduct an acquisition of UBCP that is deemed to be undesirable by the Board of Directors of UBCP.

     These provisions are not the result of management's knowledge of any effort to obtain control of UBCP by any means. UBCP's Articles of Incorporation and Code of Regulations currently contain no other provisions that were intended to be or could fairly be considered as antitakeover in nature or effect. Further, the Board of Directors has no intention to amend the Articles of Incorporation or Code of Regulations to add any additional antitakeover provisions.

     Southern's Articles of Incorporation has a provision similar to that of UBCP's "Supermajority Vote and Fair Price Provision" and "Classified Board Provision." Southern does not have any authorized shares available for future issuance.

                             INFORMATION ABOUT UBCP

GENERAL

     UBCP, through its affiliates, the Citizens Savings and Citizens-State Bank, conducts the business of a commercial banking organization. At December 31, 1997, UBCP and its subsidiaries had consolidated total assets of approximately $212 million, consolidated total deposits of approximately $176 million and consolidated total equity of approximately $22 million.

     UBCP, through its banking affiliates, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits and other customer services such as safe deposit facilities. UBCP does not have any foreign operations, assets or investments.

     Both affiliates are Ohio State chartered commercial banks. Both are regulated by the Ohio Division of Financial Institutions ("ODFI") and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law and, as a subsidiary of UBCP, is regulated by the Federal Reserve Board.

     THIS PROXY STATEMENT-PROSPECTUS, AS MAILED TO SHAREHOLDERS OF SOUTHERN IS ACCOMPANIED BY UBCP'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1997 (THE "UBCP 1997 ANNUAL REPORT"). ADDITIONAL INFORMATION CONCERNING UBCP IS CONTAINED IN DOCUMENTS INCORPORATED IN THIS PROXY STATEMENT BY REFERENCE. THESE DOCUMENTS, INCLUDING THE UBCP 1997 ANNUAL REPORT, ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO RANDALL M. GREENWOOD, VICE PRESIDENT & CHIEF FINANCIAL OFFICER AT UNITED BANCORP, INC., P.O. BOX 10, MARTINS FERRY, OHIO 43935. IN ORDER TO ASSURE TIMELY DELIVERY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY _______________, 1998.

COMPETITION

     The commercial banking and trust business in the market areas served by both affiliates is very competitive. UBCP and its banking affiliates are all in competition with commercial banks located in their own service areas. Some competitors of UBCP and its banking affiliates are substantially larger than the affiliates. In addition to local bank competition, both affiliates compete with larger commercial banks located in metropolitan areas, savings banks, savings and loan associations, credit unions, finance companies and other financial institutions for loans and deposits.

CERTAIN REGULATORY CONSIDERATIONS

     The following is a summary of certain statutes and regulations affecting UBCP and its subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

UBCP

     UBCP is a registered bank holding company under the Bank Holding Company Act as amended, ("BHC Act") and as such is subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board quarterly reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve Board.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company.

     In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as over concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

     Bank holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

     In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

UBCP Subsidiaries

     UBCP operates two Ohio State chartered commercial banks, namely, "The Citizens Savings Bank" located in Martins Ferry, Ohio and "The Citizens State Bank of Strasburg," Strasburg, Ohio. Both banking subsidiaries are regulated by the ODFI and the FDIC.

Capital

     The Federal Reserve Board, Office of the Comptroller of the Currency ("OCC"), and FDIC require banks and holding companies to maintain minimum capital ratios.

     The Federal Reserve Board has adopted final "risk-adjusted" capital guidelines for bank holding companies. The new guidelines became fully implemented as of December 31, 1992. The OCC and FDIC have adopted substantially similar risk-based capital guidelines. These ratios involve a mathematical process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against UBCP's capital base. The rules set the minimum guidelines for the ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) at 8%. At least half of the total capital is to be composed of common equity, retained earnings, and a limited amount of perpetual preferred stock less certain goodwill items ("Tier 1 Capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, or a limited amount of loan loss reserves. At December 31, 1997 UBCP's consolidated risk-adjusted Tier 1 Capital and total capital, as defined by the regulatory agencies based on the fully phased in 1992 guidelines, were 15.1% and 16.4% of risk-weighted assets, respectively, well above the 4% and 8% minimum standards mandated by the regulatory agencies.

     In addition, the federal banking regulatory agencies have adopted leverage capital guidelines for banks and bank holding companies. Under these guidelines, banks and bank holding companies must maintain a minimum ratio of three percent (3%) Tier 1 Capital (as defined for purposes of the year-end 1992 risk-based capital guidelines) to total assets. The Federal Reserve Board has indicated, however, that banking organizations that are experiencing or anticipating significant growth, are expected to maintain capital ratios well in excess of the minimum levels. As of December 31, 1997, UBCP's core leverage ratio was 10.2%, well above the regulatory minimum.

     Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect UBCP and United Banks, including their ability to pay dividends.

Additional Regulation

     UBCP's subsidiaries are also subject to federal regulation as to such matters as required reserves, limitation as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of their own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, the activities and operations of UBCP's subsidiaries are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

     The ability of UBCP to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by UBCP's subsidiaries. Generally, UBCP's subsidiaries may not declare a dividend, without regulatory approval, if the total of dividends declared in a calendar year exceeds the total of its net profits for that year combined with its retained profits of the preceding two years.

Government Policies and Legislation

     The policies of regulatory authorities, including the OCC, Federal Reserve Board, FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

     The United States Congress has periodically considered and adopted legislation which has resulted in further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of UBCP.

     In addition to the relaxation or elimination of geographic restrictions on banks and bank holding companies, a number of regulatory and legislative initiatives have the potential for eliminating many of the product line barriers presently separating the services offered by commercial banks from those offered by nonbanking institutions. For example, Congress recently has considered legislation which would expand the scope of permissible business activities for bank holding companies (and in some cases banks) to include securities underwriting, insurance services and various real estate related activities as well as allowing interstate branching.

Deposit Insurance

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted in 1991. Among other things, FDICIA, requires federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

     The Federal Reserve Board, the OCC and the FDIC have adopted regulations to implement the prompt corrective action provisions of FDICIA, effective December 19, 1992. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier 1 risk-based capital ratio (Tier 1 Capital to risk-weighted assets) of 6% or greater, and a Tier 1 leverage capital ratio (Tier 1 Capital to total assets) of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital of 4% or greater, and (generally) a Tier 1 leverage capital ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on their subordinated debt.

     UBCP and each of its subsidiaries currently exceed the regulatory definition of a "well capitalized" financial institution.

     On June 17, 1993, the FDIC issued regulations establishing a permanent risk-based assessment system. These regulations took effect October 1, 1993. At the present time, each of UBCP's subsidiaries is "well capitalized" and therefor pays the minimum insurance rate for deposit insurance to the FDIC.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management of UBCP is not aware of any activity or condition that could result in termination of the deposit insurance of its subsidiary insured depository institutions.

Recent Legislation

     On September 29, 1994, the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was signed into law. This Interstate Act effectively permits nationwide banking. The Interstate Act provides that one year after enactment, adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that currently bar acquisitions by out-of-state institutions, subject to deposit concentration limits. The deposit concentration limits provide that regulatory approval by the Federal Reserve Board may not be granted for a proposed interstate acquisition if after the acquisition, the acquiror on a consolidated basis would control more than 10% of the total deposits nationwide or would control more than 30% of deposits in the state where the acquiring institution is located. The deposit concentration state limit does not apply for initial acquisitions in a state and may be waived by the state regulatory authority. Interstate acquisitions are subject to compliance with the Community Reinvestment Act ("CRA"). States are permitted to impose age requirements not to exceed five years on target banks for interstate acquisitions. States are not allowed to opt-out of interstate banking. Ohio adopted legislation to opt-into the Interstate Act in May of 1997. Recently adopted legislation applies state law equally to all banks, state or national and in- or out-of-state, regarding acquisitions, as required by the Interstate Act.

     Branching between states may be accomplished either by merging separate banks located in different states into one legal entity, or by establishing de novo branches in another state. Consolidation of banks was not permitted until June 1, 1997 provided that the state had not passed legislation "opting-out" of interstate branching. The laws of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches shall apply to the interstate branches.

     Legislation modifying the Ohio Banking laws was adopted in June of 1996 and became effective on January 1, 1997. This legislation is the first significant modification to the Ohio Banking Laws since 1968. The intent of the legislation was to modernize the Ohio law to allow banks to remain competitive in the ever changing financial services industry and a reduction in the regulatory burden of operating the Bank, consistent with safety and soundness principles.

Proposed Legislation

     In addition to the above, there have been proposed a number of legislative and regulatory proposals designed to strengthen the federal deposit insurance system and to improve the overall financial stability of the U.S. banking system. It is impossible to predict whether or in what form these proposals may be adopted in the future, and if adopted, what their effect would be on UBCP.

PRINCIPAL SHAREHOLDERS AND MANAGEMENT OWNERSHIP INFORMATION

     No shareholder is known to UBCP management to be the beneficial owners of more than five percent of the outstanding shares of UBCP Common Stock as of the Record Date:

     The following table shows certain information concerning the number of shares of UBCP Common Stock held as of December 31, 1997, by each director and executive officer of UBCP and by all of UBCP's directors and executive officers as a group:




                                              Shares of
                                             Common Stock
                                             Beneficially
                                                 Owned
     Name                                       12/31/97                       Percent
     ----------                                 --------                       -------
     DIRECTORS:
     Michael J. Arciello                          1,382                            .06
     John H. Clark                               24,270                           1.08
     Dr. Leon F. Favede, O.D.                     1,730                            .07
     James W. Everson                            55,303                           2.47
     Errol C. Sambuco                               720                            .03
     Matthew C. Thomas                            7,261                            .32

     EXECUTIVE OFFICERS:
     Charles E. Allensworth                         399                            .02
     Norman F. Assenza                            4,689                            .21
     Ronald S. Blake                                 71                            Nil
     Cleo S. Dull                                   558                            .02
     William S. Holbrook                          4,579                            .20
     James A. Lodes                               1,425                            .06
     Harold W. Price                              1,269                            .06


     All Company Directors and Excective
     Officers as a Group (16 individuals)       128,211                           5.73


LEGAL PROCEEDINGS

     UBCP and its subsidiary are from time to time subject to various pending and threatened lawsuits in which claims for monetary damages are asserted in the ordinary course of business. While any litigation involves an element of uncertainty, management of the Company does not anticipate that any currently pending or threatened litigation has the potential to materially affect the financial condition or results of operations of UBCP.

                           INFORMATION ABOUT SOUTHERN

GENERAL

     Southern is an Ohio general business corporation and a registered bank holding company with its main office located in Glouster, Ohio. The Glouster Community Bank is an Ohio state chartered bank and a wholly owned subsidiary of Southern. The Glouster Community Bank operates its main office at 88 High Street, Glouster, Ohio 45732. The Glouster Community Bank operates 3 branches.

     The principal business of The Glouster Community Bank consists of attracting retail deposits from the general public and investing those funds in one-to-four family residential mortgage loans, consumer loans, commercial real estate, construction and commercial business loans primarily in its market area. The Glouster Community Bank also purchased mortgage-backed securities, invests in U.S. Agency obligations, state and municipal securities and other permissible investments.

     The Glouster Community Bank's revenues are derived primarily from interest on loans, investments, income from service charges and loan originations.

MEMORANDUM OF UNDERSTANDING

     Glouster Bank is subject to regulation by the ODFI and the FDIC. Pursuant to a Memorandum of Understanding dated January 29, 1997 by and among Glouster Bank, the ODFI and the FDIC (the "MOU"), Glouster Bank has agreed to comply with certain directives which are intended to correct operational deficiencies identified in the ODFI's April 28, 1997 examination report (the "Examination Report") and improve Glouster Bank's overall financial condition. The MOU specifies various deadlines (generally ranging from 10-90 days from the date of the MOU) for the implementation of certain corrective measures and requires that such measures be maintained until such time as the MOU is stayed, modified, terminated or suspended by the ODFI and the FDIC.

     The MOU requires Glouster Bank to, among other things:

     (i)    Engage an independent bank management consultant.
     (ii)   Develop a written business plan.
     (iii) Maintain Tier 1 capital at a level equal to or exceeding 7% of the Bank's total assets.
     (iv) Give the ODFI and FDIC prior written notice of its intent to pay cash dividends, and in the event Tier 1 capital to total assets should be below 7%, seek the advance approval of the ODFI and FDIC with respect to any cash dividends.
     (v)    Maintain an adequate allowance for loan and lease losses.
     (vi) Develop plans to improve the Bank's position with respect to certain loans which are past due as to principal or interest in excess of 90 days or more.
     (vii) Amend certain policies of Glouster Bank including its loan, investment and liquidity policies.
     (viii) Forebear from making loans or extensions of credit to any borrower
     who has a loan which is classified in the Examination Report of   Glouster
     Bank, or any subsequent examination.
     (ix) Refrain from the capitalization of any interest with respect to a borrower without prior approval of Glouster Bank's Board of Directors.
     (x)    Take steps to eliminate and deficiencies noted in the Examination
     Report.
     (xi) Develop and prepare a written loan review procedures policy designed to identify and categorize problem loans and assess the overall quality of the Bank's loan portfolio.
     (xii) Take steps necessary to eliminate and/or correct all violations noted in the Examination Report and to adopt appropriate procedures to prevent future violations.
     (xiii) Develop written procedures for strengthening and maintaining internal control procedures.
     (xiv)  Develop a written conflicts of interest policy.
     (xv) Correct errors noted in the December 31, 1995 Report of Income and Condition and refile it with the ODFI and FDIC and to amend Glouster Bank's June 30, 1996 Report of Income and Condition to make appropriate additions to the reserve for loan losses.
     (xvi) Establish a committee of the Board of Directors of Glouster Bank to monitor compliance with the terms of the MOU.

     To date, management of Glouster Bank believes it is in substantial compliance with the terms and provisions of the MOU. In addition, while Glouster Bank intends to continue to fully comply with all the provisions of the MOU, there can be no assurance that such compliance will improve Glouster Bank's overall financial condition or result in a timely modification or termination of the MOU. Moreover, compliance by Glouster Bank with the provisions of the MOU will not bar, estop or otherwise prevent the ODFI and/or the FDIC or any other regulatory agency or department from taking any other action effecting Glouster Bank or any of its current or former affiliates.

PROPERTIES

          Southern owns no real or personal of a material nature other than its main office, branch locations, and the furniture, fixtures and equipment used in its banking business. The main office of Southern is located at 88 High Street, Glouster, Ohio and its branch offices are located at the following addresses:


               SOUTHERN MAIN OFFICE                   AMESVILLE
               88 High Street                         State Street
               Glouster, Ohio 45732                   Amesville, Ohio 45711

               GLOUSTER                               NELSONVILLE
               Toledo Street                          873 Chesnut Street
               Glouster, Ohio 45732                   Nelsonville, Ohio 45764


     Southern owns the land and buildings on which its main office and branch offices are located free and clear of any major encumbrances.

LITIGATION

     There is no pending litigation of a material nature in which Southern is a party or to which any of its property is subject. Further, there is no material legal proceeding in which any director, executive officer, principal shareholder or affiliate of Southern, or any associate of any such director, executive officer, principal shareholder or affiliate, is a party or has a material interest adverse to Southern. None of the ordinary routine litigation in which Southern is involved is expected to have a material adverse effect on the financial condition, results of operations or business of Southern.

VOTING, PRINCIPAL SHAREHOLDERS AND MANAGEMENT INFORMATION

     Holders of record of Southern Common Stock at the close of business on the Record Date will be entitled to vote at the Special Meeting of shareholders. On the Record Date there were 39,000 shares of Southern Common Stock issued and outstanding. Each share of Southern Common Stock is entitled to one vote on each matter presented for shareholder action.


     The following table sets forth information concerning the number of shares of Southern Common Stock held as of December 31, 1997, by each shareholder who is known to Southern management to have been the beneficial owner of more than five percent of the outstanding shares of Southern Common Stock as of that date:



                                                        Shares Beneficially
                                                             owned at                                     Percent
   Beneficial Owner                                          12/31/97                                     of Class
   ----------------                                          --------                                     --------
John B. Rice                                                   2,418                                        6.20%
5706 Heather Hollow Drive
Dayton, Ohio 45415

L.E. Richardson, Jr.                                           5,113                                       13.11%
311 Granville Street
Newark, Ohio 43055

Cynthia R. Wentis                                              3,664                                        9.39%
127 Hillcrest Drive
Marietta, Ohio 45750


     The following table shows certain information concerning the number of shares of Southern Common Stock held as of December 31, 1997, by each director of Southern and by all of Southern's directors and executive officers as a group:


                                                           Shares of
                                                          Common Stock
                                                      Beneficially owned at               Percent
          Name                                                12/31/97                    of Class
          ----                                                --------                    --------

Paul J. Gerig                                                  500(1)                       1.28%
Richard C. Guinther                                          1,600                          4.10%
Samuel J. Jones                                                387                          0.99%
Dean A. Kasler, Sr                                             660(2)                       1.69%
Philip D. Kasler                                               600                          1.54%
Joseph D. Kittle, Sr                                           600                          1.54%
Nash                                                            55                          0.14%
L. E. Richardson, Jr                                         5,113                         13.11%
Theodore R. Swallow                                            500                          1.28%
Judith Williams                                                 25                          0.06%
                                                            ------                         -----

All executive officers and directors as a group             10,040                         25.74
  (10 persons)

(1)       Includes 100 shares owned by a spouse.
(2)       Includes 60 shares owned by a spouse.

CURRENT RELATIONSHIPS AND RELATED TRANSACTIONS

     Directors and executive officers of Southern and their associates are customers of and have had transactions with Southern from time to time in the ordinary course of business. Such transactions have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons and did not and will not involve more than the normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future.

COMPETITION

     The principal market in which Southern competes is Athens County in Southeastern Ohio. For deposits and loans, Southern competes with other banks, savings institutions, credit unions, finance companies, insurance companies, and governmental agencies.

EMPLOYEES

     At December 31, 1997, Southern had 36 full-time equivalent employees. Southern is not a party to any collective bargaining agreement and employee relations are considered to be excellent by Southern management.

SOUTHERN'S FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition
General. Total assets increased $1.3 million or 2.5% from $50.6 million at December 31, 1996 to $51.9 million at December 31, 1997. This modest growth was the result of internal growth, primarily as the result of the promotion of NOW accounts. During this period there were increases of $3.5 million in investment securities which were primarily funded by the overall increase in deposits of $1.1 million and the decrease in net loans of $2.0 million.

Investment Portfolio. Total investment securities increased during the year by approximately $3.5 million or 28.3% from $12.4 million at December 31, 1996 to $15.9 million at December 31, 1997. This increase resulted from the funds received from net loan reductions and from deposit increases. The securities acquired with these funds typically have maturities from 5 years to 15 years which will provide maximum yields to the company.

Historically, Southern has been a conservative investor, investing primarily in U.S. Government agency obligations, mortgage-backed securities, and to a lesser extent local obligations of states and political subdivisions. The mortgage-backed securities are all with agencies of the U.S. Government and provide for monthly repayment of interest and principal, thus providing for greater liquidity. Management determined that with the current rate of negative loan growth, greater yields in the investment portfolio were necessary.

The following table sets forth the carrying amount of securities at the dates indicated:



                                                                          Year Ended December 31,
                                                   -------------------------------------------------------------------
                                                       1997           1996          1995          1994           1993
                                                       ----

Available-for-Sale
U.S. Government agency securities                        $10,773       $ 7,344       $ 5,934      $ 4,985      $
Mortgage-backed securities                                 3,785           784           971        1,369

Marketable equity securities                                 244           231           222           19            0
                                                         -------       -------       -------      -------      -------

          Total                                          $14,802       $ 8,359       $ 7,127      $ 6,373      $
                                                         =======       =======       =======      =======      =======

Held-to-Maturity

U.S. Government agency securities                        $     0         2,000       $ 1,500      $ 1,500      $ 7,663

Mortgage-backed securities                                     0             0             0            0        2,270

Obligations of states and political subdivisions           1,067         2,013         2,322        2,873        3,071

Marketable equity securities                                   0             0             0            0           18
                                                        --------       -------       -------      -------      -------
          Total                                         $  1,067       $ 4,013        $3,822      $ 4,373      $13,022
                                                        ========       =======       =======      =======      =======

     At December 31, 1997, Southern had no securities of any issuer for which the carrying value of such securities exceeded 35% of shareholders' equity.

     The following table sets forth the maturities of securities at December 31, 1997, and the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security). Tax-equivalent adjustments (using a 34% federal income tax rate) have been made in calculating yields on obligations of state and political subdivisions.



                                                                        Maturing
                                -------------------- ------------------ ------------------- ------------------- ----------
                                      Within           After One But      After Five But          After         No Fixed
                                     One Year        Within Five Years   Within Ten Years       Ten Years       Maturity
                                  Amount     Yield    Amount    Yield    Amount     Yield    Amount     Yield    Amount
                                ----------- -------- ---------- ------- ---------- -------- ---------- -------- ----------
                                                                     (In thousands)
Available-for-Sale
U.S. Government agency
securities                          $2,495   5.29%    $1,505    6.42%    $5,773    7.00%     $1,000     6.88%        --
Mortgage-backed securities              --     --         57    9.25%        66    8.58%      3,662     7.25%        --

Marketable equity securities            --     --         --      --         --      --          --       --       $244
                                    ------            ------             ------              ------                ----
                                    $2,495            $1,562             $5,839              $4,662                $244
                                    ======            ======             ======              ======                ====

Held-to-Maturity
Obligations of states and
political
    subdivisions                      $140   9.34%      $608    8.37%      $319    7.80%         --       --         --
                                      ====              ====               ====

Note:  Mortgage-backed securities are distributed on a contractual maturity.

Loans. The Bank's loan portfolio is comprised of commercial and agricultural loans extended to businesses and farm operations and consumer loans consisting primarily of residential mortgages, automobile loans, and personal credit card lines. Total loans amounted to $31.9 million at December 31, 1997 compared to $33.9 million at December 31, 1996, a decrease of $2.0 million or 5.9%. Total real estate loans, consumer installment, commercial and agriculture, and credit card loans amounted to $20.9 million, $8.6 million, $2.3 million and $162,000 which represents 65.5%, 27.0%, 7.2%, and .3% of total loans at December 31, 1997, respectively.

At December 31, 1997, Southern continues to focus its primary lending efforts in residential mortgages, which comprise 54.1% of the total loan portfolio, and consumer installment loans, comprised primarily of unsecured personal and automobile loans, which comprise 27.1% of total loans. In recent years there has been a somewhat strong loan demand in residential real estate as well as somewhat less traditional commercial real estate and construction real estate loans. The loan growth has been spurred by new housing developments in the local market combined with the marketing efforts of Southern. Management believes that the lending practices employed by Southern reduce, to an acceptable level, the impact of declining values of real estate should a downturn in the local real estate market occur.

The slight reduction in the loan portfolio was due to the reduction in consumer loans, which fell from $11.8 million at December 31, 1996 to $8.8 million at December 31, 1997, which represents a decrease of $3.0 million or 150% of the total loan reduction during this period. The remainder of loan portfolio is comprised of real estate and commercial loans. Such loans grew $1.0 million from December 31, 1996 to December 31, 1997. Since 1995, the Bank has had to foreclose on $104,000 of its real estate loans. Real estate mortgage loans grew from $19 million to $20 million during this same period. Real estate construction loans grew from $136,000 to $631,000 during this same period. The increase of $1,495,000 in real estate loans is a result of management's plan to be more actively involved with local residential home builders. Such loan originations have been concentrated primarily in the local market area. Commercial, industrial and agriculture loans fell by $250,000 from December 31, 1996 to December 31, 1997, which represents 12.5% of the net loan reduction for this period.

Management intends to continue to promote residential real estate lending in its local market area. Management desires to maintain a diversified loan portfolio in its local market area to support the communities it serves. Although the Bank has a diversified loan portfolio, at December 31, 1997, 1996 and 1995 loans for commercial, industrial and agricultural sectors approximate $2.3 million or 7.2%, $2.6 million or 7.8% and $2.8 million or 8.1% of the loan portfolio, respectively. These loans are typically secured by residential and commercial farm real estate and farm equipment, as well as other commercial and industrial equipment.

The following table shows Southern's loan distribution at the end of each reported period:



                                                                  Year Ended December 31,
                                     -----------------------------------------------------------------------------------
                                          1997             1996            1995             1994             1993
                                          ----             ----            ----                              ----
                                                                       (In thousands)
Commercial, industrial,
   agricultural and other                    $ 2,307         $ 2,650          $ 2,804         $ 1,633        $ 1,870
Real estate-construction                         631             352              416             136             50
Real estate-mortgage                          20,221          19,069           17,748          17,146         17,472
Consumer                                       8,772          11,784           13,719          13,770         11,167
                                             -------         -------          -------         -------         ------
            Total Loans                      $31,931         $33,855          $34,687         $32,685        $30,559
                                             =======         =======          =======         =======        =======

The following table shows the maturity of loans (excluding real estate mortgages and installment loans) outstanding as of December 31, 1997. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.



                               -----------------------------------------------------------------------------------------
                                                               After One
                                           Within             But Within                After
                                          One Year            Five Years              Five Years                Total
                               -----------------------------------------------------------------------------------------
                                                                    (In thousands)
Commercial, industrial
   and agricultural                       $1,887                   $165                    $255                  $2,307
Real estate - construction                   606                     --                      25                     631
                                          ------                                           ----                  ------
            Total                         $2,493                   $165                    $280                  $2,938
                                          ======                   ====                    ====                  ======


Nonperforming Assets. Southern's nonperforming assets, which are comprised of any nonaccrual loans, accruing loans past due 90 days or more and other real estate owned, are stated below for the periods from December 31, 1993 through December 31, 1997. Nonperforming assets amounted to .41% of total assets at December 31, 1997. Nonperforming loans amounted to .67% of total loans for this same period.

The Bank's general collection policy is to provide a late notice to commercial and consumer installment accounts after 10 days past due, and after 15 days past due for residential mortgage accounts. Delinquent accounts are contacted by telephone once the loan becomes delinquent in excess of 10 days, with collection letters issued as warranted. Notice of intent to foreclose is provided to consumer mortgage customers between 30 and 120 days past due. At 30 to 120 days past due, foreclosure proceedings are initiated. In general, personal property securing loans are subject to repossession at 60 days past due.

Management regularly reviews the loan portfolio in order to identify potential problem loans, and classifies any potential problem loans as a special mention, substandard, doubtful, or loss asset. An asset is considered substandard if it is inadequately protected by the current equity and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weakness of those classified as substandard with the additional characteristic that the weakness makes collection or liquidation in full highly questionable and improbable. Assets classified as loss are considered not collectible and of such little value that their continuance as assets without the establishment of a specific reserve is not warranted. Assets that do not currently expose the Bank to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention are designated special mention. Special mention assets have a potential weakness or pose an unwarranted financial risk that, if not corrected, could weaken the asset and increase risk in the future.

A loan is considered impaired when, based on current information, it is probable The Glouster Community Bank will be unable to collect all principal and interest due in accordance with the contractual terms of the loan agreements. All nonaccrual commercial and commercial real estate loans, including agricultural-related business loans, if any, are considered to be impaired.

The accrual of interest on a loan is generally discontinued when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Interest payments received on nonaccrual loans are recorded as income or applied against principal according to management's judgement as to the collectibility of such principal. At December 31, 1997, the Bank had $214,000 in loans greater than 90 days past due and still accruing interest, loans on nonaccrual status, and other real estate owned. In all instances, the overall credit relationship is considered impaired. Management continues to work closely with these customers in an effort to either restructure the loans to permit the contractual repayment of amounts due, and further enhance The Glouster Community Bank's security position regarding collateral, or to assist the customer in finding alternative financing.

The following table summarizes The Glouster Community Bank's nonaccrual, past due loans, restructured loans and other real estate owned:


                                                                      Year Ended December 31,
                                         ----------------------------------------------------------------------------------
                                               1997             1996            1995             1994             1993
                                                                           (In thousands)

Loans past due 90 days or more
   and still accruing                          $  --          $   --           $  453            $391              $165
Nonaccrual loans                                 212             588              517              52                47
Restructurings                                    --              --               --              --                --
Other real estate owned                            2              76               90             124                44
                                                ----          ------           ------            ----              ----
Total nonperforming assets                      $214            $664           $1,060            $567              $256
                                                ====            ====           ======            ====              ====

Nonperforming loans to total loans               .67%           1.74%            2.80%           1.36%              .69%
Allowance for loan losses to
   nonperforming loans                        377.36%         124.66%           84.33%          57.56%           124.53%
Nonperforming loans to total assets              .41%           1.16%            1.98%            .54%              .56%

For the year ended December 31, 1997, interest income that would have been recorded on loans accounted for on a nonaccrual basis under the original terms of such loans was $45,000, of which $11,000 was recorded as interest income.

On the basis of management's review of its loan portfolio, at December 31, 1997, Southern has classified $577,000 of its loans as doubtful, $835,000 of its loans as substandard and $1.6 million as special mention. Southern has $26,000 in loans classified as loss at December 31, 1997. Of the total classified loan amounts, $2.8 million represent loans in addition to those disclosed previously as either restructured or delinquent in excess of 90 days.

As a part of management's ongoing assessment of its loan portfolio, $477,000 of the allowance for loan losses at December 31, 1997 has been allocated for these classified credits, and for those loans noted as restructured and loans past due 90 days or more and still accruing interest.

Allowance for Loan Losses. The allowance for loan losses increased to $800,000 or 2.5% of total loans at December 31, 1997 from $733,000 or 2.2% of total loans at December 31, 1996 and compared to $818,000 or 2.4% at December 31, 1995. The increase is in the allowance for loan losses resulted primarily from increased effort of internal loan review efforts of the loan portfolio. The adequacy of the allowance for loan losses is determined by management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors.

This table summarizes Southern's loan loss experience for each of the periods indicated:


                                                                  Year Ended December 31,
                                     -----------------------------------------------------------------------------------
                                          1997             1996            1995             1994             1993
                                                                       (In thousands)

Balance, beginning of period               $     733       $     818        $     255       $     264         $     205

Charge-offs:
   Commercial, industrial and
        agricultural                             125             438               16              34                16
   Real estate-mortgage                            6              40                8              27                10
   Consumer                                      386             361              209              97                28
                                          ----------       ---------        ---------       ---------         ---------
                                          $      517       $     839        $     233       $     158         $      54
                                          ----------       ---------        ---------       ---------         ---------

Recoveries:
   Commercial, industrial and
        agricultural                              23               7                1               3                 1
   Real estate-mortgage                           --              --               --              --                --
   Consumer                                       73              37               56              16                22
                                          ----------       ---------        ---------       ---------         ---------
                                          $       96       $      44        $      57       $      19         $      23
                                          ----------       ---------        ---------       ---------         ---------

Net charge-offs                                  421             795              176             139                31
Provision for loan losses                        488             710              739             130                90
                                          ----------       ---------        ---------       ---------         ---------
Balance, end of period                    $      800       $     733        $     818       $     255         $     264
                                          ==========       =========        =========       =========         =========

Ratio of net charge-offs to
    average loans outstanding                   1.28%           2.32%             .52%            .44%              .11%

Average loans outstanding                 $   32,880       $  34,307        $  34,098       $  31,622         $  28,867


Management uses the aforementioned review and analysis to determine the adequacy of the allowance for loan losses on a quarterly basis. The provision for loan losses represents an amount that is intended to be sufficient to maintain the reserve at a level necessary to meet present and potential risk characteristics of the loan portfolio.

This table shows the allocation of the allowance for loan losses as of the end of each reported period:


                                                                  December 31,
                    -------------------------------------------------------------------------------------------------------
                            1997                 1996                1995                 1994                 1993
                                                 ----                                     ----
                                Percent             Percent              Percent              Percent              Percent
                               of Loans            of Loans             of Loans             of Loans             of Loans
                                in Each             in Each              in Each              in Each              in Each
                               Category            Category             Category             Category             Category
                               to Total            to Total             to Total             to Total             to Total
                     Amount      Loans    Amount     Loans    Amount      Loans    Amount      Loans    Amount      Loans
                     -------------------------------------------------------------------------------------------------------
Commercial,
industrial
   and agricultural      $318        7%      $249        8%     $442       8%         $ 26        5%      $ 61         6
Real estate-mortgage      126       66         96       57        41      52            13       33         50        57

Consumer                  356       27        388       35       335      40           216       42        153        87
                         ----      ---       ----      ---       ---     ---           ---      ---        ---       ---
              Total      $800      100%      $733      100%     $818     100%         $255      100%      $264       100%
                         ====      ===       ====      ===      ====     ===          ====      ===       ====       ===



Deposits. Total deposits increased during the year by $1.1 million from $46.6 million at December 31, 1996 to $47.7 million at December 31, 1997. Noninterest-bearing deposits increased by $223,000 while interest bearing deposits increased by $886,000.

As mentioned earlier, Southern was actively promoting NOW accounts in 1997, which led to a $1.4 million increase in interest-bearing demand deposits, from $9.8 million at December 31, 1996 to $11.2 million at December 31, 1997.

The daily average amounts of deposits and rates paid on such deposits is summarized for the periods indicated in the following table:


                                                                        December 31,
                                --------------------------------------------------------------------------------------------

                                             1997                           1996                           1995
                                    Amount           Rate          Amount          Rate           Amount           Rate
                                --------------------------------------------------------------------------------------------

                                                                       (In thousands)
 Noninterest-bearing
      demand deposits                  $ 4,671                        $ 4,401                        $ 4,094
 Interest-bearing
      demand deposits                   10,894       3.41%              9,584       3.61%             10,416       3.64%
 Money market accounts                     625       3.36%                733       3.55%                732       3.55%
 Savings deposits                        8,559       4.67%              8,055       4.75%              8,235       5.04%
 Time deposits                          24,260       5.24%             24,743       5.40%             21,034       5.09%
                                       -------                        -------                         ------
           Total                       $49,009                        $47,516                        $44,511
                                       =======                        =======                        =======

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 1997, are summarized as follows:

   3 Months or less                                    $   442
   Over 3 through 6 months                                 448
   Over 6 though 12 months                               1,299
   Over 12 months                                        2,629
                                                       -------
             Total                                     $ 4,818
                                                       =======


Impact of inflation and Changing Prices. The financial statements of Southern and the notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting standards, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation . The impact of inflation is reflected in the increased cost of Southern's operations. Unlike most companies, nearly all of Southern's assets and liabilities are monetary. As a result, interest rates have a greater impact on Southern's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Shareholders' Equity. Shareholders' equity was $3.8 million at December 31, 1997, an increase of $29,000 from $3.8 million at December 31, 1996. The increase was comprised of net profits of $1,000, proceeds from the sale of treasury stock of $21,000, an increase in unrealized gain (loss) on securities available for-sale of $54,000, offset by dividends paid to shareholders of $47,000.

Southern is subject to risk-based capital rules. These guidelines include a common framework for defining elements of capital and a system for relating capital to risk. The minimum risk-based capital requirements is 8%. Additionally, the general regulatory guidelines establish a minimum ratio of leverage capital to adjusted total assets of 3% for top rated financial institutions, with less highly rated institutions or those with higher levels of risk, required to maintain ratios of 100 to 200 basis points above the minimum level. As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that management believes have changed Southern's or The Glouster Community Bank's category.



The following table reflects Southern's capital ratios for the periods presented:


                                                                                           December 31,
                                                                        -------------------------------------------------------

                                                                            1997               1996              1995
CAPITAL COMPONENTS
   Tier 1                                                                    3,920              3,773             3,769
   Total risk-based                                                          4,255              4,155             4,165

ASSETS
   Risk-weighted assets                                                     26,359             30,258            31,254
   Average tangible assets                                                  54,251             52,617            50,500

CAPITAL RATIOS
   Tier 1 risk-based capital                                                 14.90%             12.47%            12.06%
   Total risk-based capital                                                  16.17%             13.73%            13.33%
   Leverage                                                                   7.24%              7.17%             7.46%

MINIMUM REGULATORY GUIDELINES
   Tier 1 risk - based capital                                                4.00%              4.00%             4.00%
   Total risk - based capital                                                 8.00%              8.00%             8.00%
   Leverage                                                                   4.00%              4.00%             4.00%

Liquidity and Interest Rate Sensitivity. The liquidity of a banking institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows of deposits, and to take advantage of interest rate market opportunity. Funding of loan requests, providing for liability outflows, and management of interest rate fluctuations require continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits. The Glouster Community Bank's liquidity is thus normally considered in terms of the nature and mix of the institution's sources and uses of funds.

Deposits are the primary source of The Glouster Community Bank's funds for lending and investing activities. Secondary sources of funds are derived from loan repayments and investment maturities. Loan repayments can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates and general market conditions.

The Glouster Community Bank offers a wide variety of retail deposit account products to both consumer and commercial deposit customers. Time deposits, consisting primarily of retail fixed-rate certificates of deposit comprise 50.0% of the total deposit portfolio at December 31, 1997. Core deposits considered to be noninterest bearing and interest-bearing demand deposits accounts, savings deposits, and money market accounts comprised 50.0% of the deposit portfolio at December 31, 1997. Southern intends to continue to emphasize retail deposits as its primary source of funds. Deposit products are promoted in periodic newspaper and radio advertisements, along with notices provided in customer account statements. Southern does not broker certificates of deposits and held no such deposits at December 31, 1997.

Southern pays interest rates on its interest-bearing deposit products that are competitive with rates offered by other financial institutions in its market area. Interest rates on deposits are reviewed weekly by management considering a number of factors including (1) Southern's internal cost of funds; (2) rates offered by competition; (3) investing and lending opportunities; and (4) Southern's liquidity position.

Southern anticipates that it will have sufficient funds available to meet the needs of its customers for deposit repayments and loan fundings. At December 31, 1997, loan commitments totaled $1.3 million. These commitments are in the form of personal and commercial lines of credit, and undisbursed construction loans. Certificates of deposit scheduled to mature in one year or less totaled $14.7 million at December 31, 1997; however, historically these deposits have renewed with Southern, and management anticipates that this trend will continue since Southern offers competitive rates of interest and instrument terms with those offered by other financial institutions in its market area.

Closely related to the concept of liquidity is the management of interest-earning assets and interest-bearing liabilities. Southern manages its rate sensitivity position to minimize fluctuation in the net interest margin and to minimize the risk due to changes in interest rates, thereby attempting to achieve consistent growth of net interest income.

The difference between a financial institution's interest rate sensitive assets and interest rate sensitive liabilities is commonly referred to as its "gap" or "interest rate sensitivity gap." An institution having more interest rate sensitive assets than interest rate sensitive liabilities within a given time period is said to have a "positive gap"; and institution having more interest rate sensitive liabilities than interest rate sensitive assets within a given time period is said to have a "negative gap."

The table below is presented in conformity with industry practice and reflects Southern's interest rate sensitivity position by selected periods.



                                                           ASSET & LIABILITY INTEREST RATE SENSITIVITY
                                           ----------------------------------------------------------------------------
                                                           3 months to       One to        Over Five
                                            0-3 Months      One Year       Five Years        Years          Total
                                           ----------------------------------------------------------------------------
                                                                         (In thousands)
Interest Earnings Assets:
   Time deposits                               $     100       $    200       $      --       $     --        $    300
   Federal funds sold                                442             --              --             --             442
   Investment securities                              --          2,635           2,170         11,064          15,869
   Loans                                           4,298         17,995           5,720          3,918          31,931
                                               ---------       --------       ---------       --------        --------

   Total Interest Earnings Assets              $   4,840       $ 20,830       $   7,890       $ 14,982        $ 48,542
                                               =========       ========       =========       ========        ========

Interest-Bearing Liabilities:
   Deposits                                    $  24,799        $ 9,947       $   9,127             --        $ 43,873
                                               =========        =======       =========       ========        ========

Period GAP                                     $ (19,959)       $10,883       $  (1,237)      $ 14,982        $  4,669

Cumulative GAP                                 $ (19,959)       $(9,076)      $ (10,313)      $  4,669

Cumulative GAP as a Percent of
     Total Assets                                 -38.48%        -17.50%         -19.88%          9.00%

Note - Information was developed for the table using actual loan, investment, and certificate of deposit maturity, repricing or payment amortization data as generated internally by The Glouster Community Bank's core application systems. Demand, savings and money market deposit accounts were considered immediately repriceable, and were placed in the "0-3 month" category. There were no prepayment or decay rates assumptions used in developing the table.

Results of Operations

Net interest income represents the difference between the interest and fees earned on interest-bearing assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the volume of interest-earning assets and interest-bearing liabilities and changes in interest yields and rates. Interest on certain loans and obligations of state and political subdivisions' investment securities are not subject to federal income tax. As such, the stated (pre-tax) yield on these securities is lower than the yields on taxable securities of similar risk and maturity. In order to make the pre-tax yields comparable to taxable investment securities, the yields on such loans and securities have been shown in a tax equivalent manner in the following tables. This adjustment has been calculated using the U.S. federal statutory income tax rate of 34% for the twelve months ended December 31, 1997, 1996, and 1995.

The average balance sheet and net interest income analysis for the twelve months ended December 31, 1997, 1996 and 1995, is as follows.



                                                                         December 31,
                               --------------------------------------------------------------------------------------------------
                                           1997(2)                           1996(2)                         1995(2)
                               --------------------------------------------------------------------------------------------------
                                Average                Yield/     Average               Yield/     Average              Yield/
                                Balance    Interest     Rate      Balance   Interest     Rate      Balance   Interest    Rate
                               ---------- ----------- ---------- ---------- ---------- ---------- ---------- --------- ----------
                                                                        (In thousands)
ASSETS

Interest-earning assets:
   Loans(1)                      $32,880     $ 3,594     10.93%    $34,307    $ 3,809     11.10%    $34,098  $  3,675     10.78%
   Taxable investment
securities                        14,162         798      5.63%     10,834        568      5.24%      8,294       479      5.78%
   Tax-exempt investment
securities                         1,650         117      7.09%      2,156        153      7.10%      2,640       185      7.01%
   Federal funds sold              2,016         108      5.36%      1,284         64      4.98%        313        19      6.07%
   Time deposits                     300          17      5.67%        300         16      5.33%        300        15      5.00%
                                 -------     -------                ------    -------               -------  --------
Total interest-earning assets     51,008       4,634      9.08%     48,881      4,610      9.43%     45,645     4,373      9.58%


Noninterest-earning assets
   Cash and due from banks           561                             1,270                            1,770
   Premises and equipment          1,232                             1,087                              969
   Other assets                      945                             1,187                            1,086
Less allowance for loan losses      (704)                             (775)                            (401)
                                 -------                           -------                          -------
                                 $53,042                           $51,650                          $49,069
                                 =======                           =======                          =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing liabilities:

   Demand deposits               $10,894     $   371      3.41%    $ 9,584   $    346      3.61%    $10,416  $    379      3.64%
   Money market accounts             625          21      3.36%        733         26      3.55%        732        26      3.55%
   Savings deposits                8,559         400      4.67%      8,055        383      4.75%      8,234       415      5.04%
   Time deposits                  24,260       1,271      5.24%     24,743      1,336      5.40%     21,034     1,017      5.09%
   Short-term borrowings              --          --        --          19          2     10.53%        599        45      7.51%
                                 -------     -------    ------     -------    -------               -------  --------
Total interest-bearing
liabilities                       44,338       2,063      4.65%     43,134      2,093      4.85%     41,015     1,936      4.72%

Noninterest-bearing
liabilities:
   Demand deposits                 4,671                             4,401                            4,094
   Other                             224                               280                              206

Shareholders' equity               3,809                             3,835                            3,754
                                 -------                           -------                          -------
                                 $53,042                           $51,650                          $49,069
                                 =======                           =======                          =======
Net interest income                          $ 2,571                          $ 2,517                        $  2,437
                                             =======                          =======                        ========
Net yield on
interest-earnings assets(3)                               5.04%                            5.15%                           5.34%

Interest rate spread(4)                                   4.43%                            4.58%                           4.86%
Ratio of average
interest-earning assets
     to average
interest-bearing liabilities                            115.04%                          113.32%                         111.24%


--------------------------------
(1)        Average balances include non-accrual loans.
(2) Tax equivalent adjustments have been made to yields on loans and securities that are exempt from federal income tax.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the cost of interest-bearing liabilities.

The following tables set forth for the periods indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rate:

For each category of our interest-earnings assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate), (ii) changes in rate (changes in rate multiplied by old volume), and (iii) the change in interest due to both volume and rate, which has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


                                                           Year Ended December 31,
                                                                1997 vs 1996
                                                         Increase (Decrease) Due to
                                            ------------------------------------------------------
                                                 Volume             Rate               Net
                                            ----------------- ------------------ -----------------
                                                          (In thousands of dollars)
Interest earned on:
   Loans                                     $ (158)               $  (57)             $ (215)
   Taxable investment securities                174                    56                 230
   Tax-exempt investment securities             (36)                   --                 (36)
   Federal funds sold                            36                     8                  44
   Time deposits                                 --                     1                   1
                                             ------                ------              ------
Total interest-earning assets                $   16                $    8              $   24

Interest paid on:
   Demand deposits                           $   47                $  (22)             $   25
   Money market accounts                         (4)                   (1)                 (5)
   Savings deposits                              24                    (7)                 17
   Time deposits                                (26)                  (39)                (65)
   Short-term borrowings                         (2)                   --                  (2)
                                             ------                ------              ------
Total interest-bearing liabilities           $   39                $  (69)             $  (30)
                                             ------                ------              ------
Change in net interest income                                                          $   54
                                                                                       ------


Comparison of the year ended December 31, 1997 and 1996

Net Income. Net income amounted to $1 thousand or $.03 per share in 1997, representing an decrease of 98% from $46,000 or $1.18 per share in 1996. The return on average assets was 0.00% for 1997 and .09% for 1996. The return on average equity was .03% in 1997 compared to 1.12% in 1996.

Net Interest Income. Net interest income increased $65,000 or 2.6% in 1997 as compared to 1996. The net yield on interest-earning assets decreased by 11 basis points (1% equal 100 basis points) to 5.04%, while the average balance of interest-earnings assets increased by $2.1 million or 4.4%.

Although the increase in average earning assets resulted in a decline in net interest income of $23,000, the net yield on interest-earning assets declined, accounting for an increase in net interest income of $77,000.

Funds not used immediately to fund loan demand are being invested in long-term investment and mortgage-backed securities; average investment securities increased by $2.8 million. These funds were invested in long-term investment securities to provide an adequate rate of return.



Provision for Loan Losses. The provision for loan losses amounted to $488,000 for 1997 compared to $710,000 in 1996. The decline in the provision is primarily the result of a decline in nonperforming loans. Historically, Southern has experienced minimal net charge-offs relating to real estate loans, however management recognizes that consumer and commercial lending inherently possesses a greater degree of risk of loss. Net charge-offs were $421,000 in 1997 and $795,000 in 1996.

Noninterest Income. Noninterest income increased $44,000 or 18.6% in 1997 compared to 1996. Noninterest income is primarily made up of service charges on deposit accounts, net gain from the sale of investment securities, and other service charges and fees. Service charges on deposit accounts increased by $37,000 as a result of increased fees charged on deposit accounts. Management believes the level of service charges are competitive with other local community financial institutions. Other service charges which are primarily made up of credit card service fees and credit life insurance service fees, declined by $18,000, due to a decline in credit life insurance policies being sold.

Noninterest Expense. Noninterest expense increased by $308,000 in 1997 compared to 1996. The increase was primarily the result of increases in salaries and employee benefits of $69,000; net occupancy expenses of $50,000; professional services of $166,000; data processing of $18,000; and printing, stationery, and supplies of $13,000.

The increase in salaries and employee benefits, data processing, and printing, stationery, and supplies were normal annual increases. The increase in net occupancy expenses is due to additional depreciation and maintenance costs for equipment primarily purchased in 1997. The increase in professional services was due to an increase in consulting fees related to marketing the company.

Federal Income Taxes. Federal income tax expense increased $68,000 to $33,000 in 1997, as a result of a higher level of pre-tax income and an increase in permanent non-deductible expenses.


                                 LEGAL OPINIONS

         Certain legal matters in connection with the Merger will be passed upon for UBCP by Werner & Blank Co., L.P.A., Toledo, Ohio and by Gerig and Gerig, Athens, Ohio, for Southern.


                                     EXPERTS

         The consolidated financial statements of UBCP as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference into this Proxy Statement-Prospectus have been audited by Crowe, Chizek and Company, LLP, independent auditors, as stated in their report which are incorporated herein by reference, and have been so incorporated in reliance upon report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Southern as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in this Proxy Statement-Prospectus have been audited by Robb, Dixon, Francis, Davis, Oneson & Company, independent auditors, as stated in their report which is contained herein in reliance upon the report of such firm given upon their authority as experts in auditing.

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders
Southern Ohio Community Bancorporation, Inc.
Glouster, Ohio

         We have audited the consolidated balance sheets of Southern Ohio Community Bancorporation, Inc. and subsidiary as of December 31, 1997, and 1996, and the related statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Ohio Community Bancorporation, Inc. and subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                                       ROBB, DIXON,
                                                  FRANCIS, DAVIS, ONESON
                                                        & COMPANY

Granville, Ohio
February 20, 1998

                  SOUTHERN OHIO COMMUNITY BANCORPORATION, INC.
                                 GLOUSTER, OHIO
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996

                                                                  (Dollars in thousands)


                                                                   1997           1996
                                                                 --------       --------
   ASSETS
   Cash and cash equivalents
        Cash and amounts due from depository institutions        $  2,008       $  1,703
        Interest-bearing deposits in other banks                        1              1
        Federal funds sold                                            442            902
                                                                 --------       --------
              Total cash and cash equivalents                       2,451          2,606

   Time deposits                                                      300            300

   Investment securities
        Securities available-for-sale                              14,802          8,359
        Securities held-to-maturity                                 1,067          4,013
                                                                 --------       --------
              Total investment securities                          15,869         12,372

   Loans                                                           31,931         33,855
   Allowance for loan losses                                         (800)          (733)
                                                                 --------       --------
              Net loans                                            31,131         33,122

   Premises and equipment, net                                      1,361          1,154
   Accrued interest receivable                                        436            454
   Other real estate owned                                              2             76
   Deferred income taxes                                              121            159
   Other assets                                                       194            358
                                                                 --------       --------
              TOTAL ASSETS                                       $ 51,865       $ 50,601
                                                                 ========       ========

   LIABILITIES
   Deposits
        Noninterest-bearing                                      $  3,824       $  3,601
        Interest-bearing                                           43,873         42,987
                                                                 --------       --------
              Total deposits                                       47,697         46,588

   Accrued interest payable                                           166            227
   Other liabilities                                                  214             27
                                                                 --------       --------

              TOTAL LIABILITIES                                    48,077         46,842
                                                                 --------       --------

   SHAREHOLDERS' EQUITY
   Common stock of $5.00 par value; 39,000 shares
              authorized, and issued                                  195            195
   Additional paid-in capital                                         326            322
   Retained earnings                                                3,263          3,309
   Treasury stock, at cost, 0 and 220 shares                            0            (17)
   Unrealized gain (loss) on securities available-for-sale,
        net of applicable deferred income taxes                         4            (50)
                                                                 --------       --------

              TOTAL SHAREHOLDERS' EQUITY                            3,788          3,759
                                                                 --------       --------

              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 51,865       $ 50,601
                                                                 ========       ========



See accompanying notes

                  SOUTHERN OHIO COMMUNITY BANCORPORATION, INC.
                                 GLOUSTER, OHIO
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years Ended December 31, 1997, 1996 and 1995

                                                            (Dollars in thousands)

                                                       1997         1996          1995
                                                     -------      -------       -------
INTEREST INCOME
Interest and fees on loans                           $ 3,586      $ 3,799       $ 3,665
Interest and dividends on investment securities          885          682           617
Interest on federal funds sold                           108           64            19
Other interest income                                     17           16            15
                                                     -------      -------       -------

         TOTAL INTEREST INCOME                         4,596        4,561         4,316

INTEREST EXPENSE
Interest on deposits                                   2,063        2,091         1,891
Interest on borrowed funds                                 0            2            45
                                                     -------      -------       -------

         TOTAL INTEREST EXPENSE                        2,063        2,093         1,936
                                                     -------      -------       -------

         NET INTEREST INCOME                           2,533        2,468         2,380

Provision for loan losses                                488          710           739
                                                     -------      -------       -------

         NET INTEREST INCOME AFTER PROVISION
              FOR LOAN LOSSES                          2,045        1,758         1,641

OTHER INCOME
Service charges on deposits                              151          114           108
Gain from sale of investment securities                   25            0             0
Other income                                             104          122           120
                                                     -------      -------       -------

         TOTAL OTHER INCOME                              280          236           228
                                                     -------      -------       -------

OTHER EXPENSES
Salaries and employee benefits                         1,122        1,053         1,079
Net occupancy expense                                    281          231           202
Professional services                                    278          112            64
Franchise taxes                                           57           63            53
Data processing                                          169          151           141
Printing, stationery, and supplies                        70           57            65
Postage and freight                                       48           44            42
Other expenses                                           266          272           321
                                                     -------      -------       -------

         TOTAL OTHER EXPENSES                          2,291        1,983         1,967
                                                     -------      -------       -------

         INCOME BEFORE FEDERAL INCOME
              TAX EXPENSE                                 34           11           (98)

Federal income tax expense (benefit)                      33          (35)         (109)
                                                     -------      -------       -------

         NET INCOME                                  $     1      $    46       $    11
                                                     =======      =======       =======

PER SHARE DATA:
         Earnings                                    $  0.03      $  1.18       $   .28




See accompanying notes

                  SOUTHERN OHIO COMMUNITY BANCORPORATION, INC.
                                 GLOUSTER, OHIO
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years Ended December 31, 1997, 1996 and 1995


                                                      (Dollars in thousands)
                                                                                                   Unrealized
                                                                                                  gain (loss)
                                                                                                 on securities
                                                                                               available-for-sale   Total
                                                           Additional                             sale net of       Share-
                                       Common Stock         paid-in      Retained    Treasury       deferred       Holders'
                                    Shares      Amount      capital      earnings     stock       income taxes      Equity
                                    ------      ------      -------      --------     -----       ------------      -----
Balances at December 31, 1994       39,000     $   195       $   322      $3,346    $   (17)         $   (376)      $3,470

Net income                                                                    11                                        11

Dividends declared
         ($1.20 per share)                                                   (47)                                      (47)

Change in unrealized
gain (loss) on securities
available-for-sale, net of
applicable deferred income
taxes of $165                                                                                             328          328
                                               -------       -------      ------    -------          --------       ------

Balances at December 31, 1995       39,000         195           322       3,310        (17)              (48)       3,762

Net income                                                                    46                                        46

Dividends declared
         ($1.20 per share)                                                   (47)                                      (47)

Change in unrealized
gain (loss) on securities
available-for-sale, net of
applicable deferred income
taxes of $1                                                                                                (2)          (2)
                                               -------       -------      ------    -------          --------       ------

Balance at December 31, 1996        39,000         195           322       3,309        (17)              (50)       3,759

Net income                                                                     1                                         1

Dividends declared
         ($1.20 per share)                                                   (47)                                      (47)

Sale of 220 shares of
treasury stock                                                     4                     17                             21

Change in unrealized
gain (loss) on securities
available-for-sale, net of
applicable deferred income
taxes of $27                                                                                               54           54
                                               -------       -------      ------    -------          --------       ------

Balances at December 31, 1997      $39,000     $   195       $   326      $3,263    $     0          $      4       $3,788
                                   =======     =======       =======      ======    =======          ========       ======

See accompanying notes.


                  SOUTHERN OHIO COMMUNITY BANCORPORATION, INC.
                                 GLOUSTER, OHIO
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1997, 1996 and 1995

                                                                                          (Dollars in thousands)
                                                                                 1997           1996           1995
                                                                               --------       --------       --------
   Net income                                                                  $      1       $     46       $     11
   Adjustments to reconcile net income to net cash
       provided by operating activities:
            Provision for loan losses                                               488            710            739
            Investment securities amortization (accretion), net                      16             34             41
            Depreciation                                                            135            107            104
            Deferred income taxes                                                    12             16           (192)
            Gain on sales of investment securities                                  (25)             0              0
            Gain on sale of property and equipment                                   (7)             0              0
            Gain on sale of other real estate owned                                 (10)             0             (1)
            Net change in:
                 Accrued interest receivable                                         18             50            (75)
                 Accrued interest payable                                           (61)            46             48
                 Other assets                                                       164           (141)            10
                 Other liabilities                                                  187           (127)           128
                                                                               --------       --------       --------

       Net cash provided by operating activities                                    918            741            813
                                                                               --------       --------       --------

   CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of held-to-maturity securities                                           0           (501)             0
   Proceeds from maturities of held-to-maturity securities                        2,935            290            530
   Purchases of available-for-sale securities                                   (12,995)        (3,043)          (702)
   Proceeds from sales of available-for-sale securities                           2,944              0              0
   Proceeds from maturities of available-for-sale securities                      3,708          1,794            421
   Net (increase) decrease in loans                                               1,503             69         (2,194)
   Purchases of premises and equipment                                             (351)          (140)          (236)
   Proceeds from sale of premises and equipment                                      15              0              0
   Proceeds from sale of other real estate owned                                     84             59            118
                                                                               --------       --------       --------

       Net cash used in investing activities                                     (2,157)        (1,472)        (2,063)
                                                                               --------       --------       --------

   CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase (decrease) in:
       Noninterest-bearing, interest-bearing demand, and savings deposits         2,322            136           (764)
       Certificates of deposit                                                   (1,212)         1,562          4,392
   Net decrease in short-term borrowed funds                                          0              0         (2,536)
   Proceeds from sale of treasury stock                                              21              0              0
   Dividends paid                                                                   (47)           (47)           (47)
                                                                               --------       --------       --------

       Net cash provided by financing activities                                  1,084          1,651          1,045
                                                                               --------       --------       --------

   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
            EQUIVALENTS                                                            (155)           920           (205)

   CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 2,606          1,686          1,891
                                                                               --------       --------       --------

   CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $  2,451       $  2,606       $  1,686
                                                                               ========       ========       ========

   SUPPLEMENTAL DISCLOSURES
   Cash paid during the year for interest                                      $  2,124       $  2,047       $  1,888
   Cash paid (received) during the year for income taxes                           (119)           112             56
See accompanying notes


                             SOUTHERN OHIO COMMUNITY
                              BANCORPORATION, INC.
                                 GLOUSTER, OHIO
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Southern Ohio Community Bancorporation, Inc. (The Bancorp) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, The Glouster Community Bank, (the Bank). The Bank generates commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in Amesville, Nelsonville, and Glouster, Ohio and the surrounding areas. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations by the State of Ohio Division of Financial Institutions and the Federal Deposit Insurance Corporation.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Southern Ohio Community Bancorporation, Inc. and its wholly-owned subsidiary, The Glouster Community Bank, after elimination of all material intercompany transactions and balances.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However the amount of change that is reasonably possible cannot be estimated.

INVESTMENT SECURITIES
Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretions of discounts are recognized using methods approximating the interest method over the remaining period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported separately net of tax, through a separate component of shareholders' equity. Gains and losses on the sale of securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

LOANS
Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest income on such loans and other nonaccrual loans is recognized only to the extent of interest payments received.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

PREMISES AND EQUIPMENT
Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

OTHER REAL ESTATE OWNED
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs related to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

INCOME TAXES
Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, accrued income, deferred loan fees and contributions. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files consolidated income tax returns with its subsidiary.

STATEMENTS OF CASH FLOWS
The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

RECLASSIFICATIONS
Certain amounts in 1996 and 1995 have been reclassified to conform with the 1997 presentation.

NOTE B - SUBSEQUENT EVENT

On February 9, 1998, the Corporation entered into a Definitive Agreement (the "Agreement") with United Bancorp, Inc. The Agreement incorporates the terms of the letter of intent entered into January 12, 1998. Upon completion of the merger, each share of the Corporation's common stock outstanding will be exchanged for 11 shares of United Bancorp, Inc. common shares in a tax-free exchange. For financial reporting purposes the merger will be accounted for under the pooling of interests method of accounting.

Pending regulatory and shareholder approval, the transaction is expected to be completed during the third quarter of 1998.

United Bancorp, Inc. is headquartered in Martins Ferry, Ohio and is a multi-bank holding company with total assets of $212 million and total shareholder equity of approximately $21.9 million as of December 31, 1997. Affiliates of United Bancorp, Inc. includes the Citizens Savings Bank with offices in Bridgeport, Colerian, St. Clairsville and Martins Ferry, Ohio and the Citizens State Bank with offices in Strasburg, Dellroy, Dover, Sherrodsville and New Philadelphia, Ohio. The Company trades on The Nasdaq Stock Market under the symbol UBCP, Cusip #90991109.


NOTE C - INVESTMENT SECURITIES

The amortized cost of securities and their approximate fair values are as follows:

Available-for-sale

                                                          (Dollars in thousands)
                                December 31, 1997                                  December 31, 1996
                                -----------------------------                      -----------------------------
                               Gross        Gross                                Gross         Gross
                Amortized   Unrealized   Unrealized     Fair      Amortized    Unrealized   Unrealized      Fair
                  Cost         Gains       Losses      Value        Cost         Gains        Losses       Value
                  ----         -----       ------      -----        -----        -----        ------       -----
Federal
agencies        $10,765         $34         $(26)    $10,773       $7,409            $0         $(65)     $7,344

Mortgage-
backed
securities        3,787          11          (13)      3,785          794             7          (17)        784

Equity
securities          244           0            0         244          231             0            0         231
                -------         ---         ----     -------       ------            --         ----      ------

Total           $14,796         $45         $(39)    $14,802       $8,434            $7         $(82)     $8,359
                =======         ===         ====     =======       ======            ==         ====      ======

Held-to-maturity

                                                          (Dollars in thousands)
                                  December 31, 1997                                 December 31, 1996
                                  -------------------                               ------------------
                                 Gross        Gross                                 Gross         Gross
                 Amortized   Unrealized   Unrealized     Fair       Amortized    Unrealized   Unrealized     Fair
                   Cost         Gains       Losses       Value        Cost          Gains        Losses      Value
                   ----         -----       ------       -----        -----         -----        ------      -----
Federal
agencies          $    0          $ 0           $0      $    0       $2,000           $17           $0      $2,017

State &
municipal
securities         1,067           42            0       1,109        2,013            44            0       2,057
                  ------          ---           --      ------       ------           ---           --      ------
Total             $1,067          $42           $0      $1,109       $4,013           $61           $0      $4,074
                  ======          ===           ==      ======       ======           ===           ==      ======

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale at December 31, 1997, by contractual maturity, are as follows:

---------------------------------------------------------------------------------------------------------------------------------

                                                                                     (Dollars in thousands)

                                                                       Available-for-sale          Held-to-maturity
                                                                     Amortized        Fair       Amortized        Fair
 AMOUNTS MATURING IN :                                                 Cost          Value         Cost           Value
                                                                       ----          -----         ----           ------
 One year or less                                                     $ 2,500      $ 2,495         $  140       $  141
 After one year through five years                                      1,498        1,505            408          432
 After five years through ten years                                     5,767        5,773            519          536
 After ten years                                                        1,000        1,000              0            0
 Mortgage-backed securities                                             3,787        3,785              0            0
 Equity securities                                                        244          244              0            0
                                                                      -------      -------         ------       ------

 Total                                                                $14,796      $14,802         $1,067       $1,109
                                                                      =======      =======         ======       ======

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 1997, the Bank sold securities available-for-sale for total proceeds of approximately $2,944,000 resulting in gross realized gains of approximately $25,000 and no gross realized losses. During 1996 and 1995, the Bank did not sell any securities. Investment securities with a carrying value of approximately $9,499,000 and $10,868,000 were pledged at December 31, 1997 and 1996 to secure certain deposits.

NOTE D - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 1997 and 1996 are summarized as follows:

                                                                              (Dollars in thousands)
                                                                                1997             1996
                                                                                ----             ----
 Loans secured by real estate:
          Construction                                                       $     631       $     352
          Farmland                                                                 389             260
          One-to-four family residential properties                             17,255          17,168
          Nonfarm nonresidential properties                                      2,577           1,641
 Agricultural production                                                             6              89
 Commercial and industrial                                                       1,923           2,243
 Consumer                                                                        8,772          11,784
 Municipal                                                                         323             274
 Other                                                                              55              44
                                                                             ---------       ---------
 Total                                                                         $31,931       $  33,855
                                                                             =========       =========


 Allowance for loan losses:
                                                                                  1997            1996            1995
                                                                                  ----            ----            ----
 Balance beginning of year                                                        $733            $818             $255

 Loans charged off                                                                (517)           (839)            (233)
 Recoveries                                                                         96              44               57
 Provision for losses                                                              488             710              739
                                                                                  ----            ----             ----

 Balance, end of year                                                             $800            $733             $818
                                                                                  ====            ====             ====

At December 31, 1997 and 1996, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $603,000 and $513,000, respectively. The average recorded investment in impaired loans amounted to approximately $398,000 and $586,000 for the years ended December 31, 1997 and 1996, respectively. The allowance for loan losses related to impaired loans amounted to approximately $304,000 and $238,000 at December 31, 1997 and 1996, respectively. Interest income on impaired loans of $59,000 and $87,000 was recognized for cash payments received in 1997, and 1996, respectively. It was not feasible to obtain impaired loan information for 1995. The bank has no commitments to loan additional funds to borrowers whose loans have been modified.

The Bank has entered into transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other customers, and did not, in the opinion of management, involve more than a normal credit risk or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1997 was $981,000. During 1997, new loans made to such related parties amounted to $970,000 and payments amounted to $1,108,000.


NOTE E - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1997 and 1996 follows:

                                                                                               (Dollars in thousands)

                                                                                                  1997            1996
                                                                                                  ----            ----
 Land                                                                                          $   181          $   181
 Buildings                                                                                       1,081            1,081
 Equipment                                                                                       1,298              962
                                                                                               -------          -------
                                                                                                 2,560            2,224
 Accumulated depreciation                                                                       (1,199)          (1,070)
                                                                                               -------          -------

 Total                                                                                          $1,361           $1,154
                                                                                               =======          =======

NOTE F - DEPOSITS

Deposit account balances at December 31, 1997 and 1996, are summarized as follows:

                                                                                              (Dollars in thousands)

                                                                                                 1997             1996
                                                                                                 ----             ----
 Noninterest-bearing                                                                           $ 3,824          $ 3,601
 Interest-bearing demand                                                                        11,274            9,850
 Savings account                                                                                 8,737            8,063
 Certificates of deposit                                                                        23,862           25,074
                                                                                               -------          -------

 Total                                                                                         $47,697          $46,588
                                                                                               =======          =======

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $4,818,000 and $5,656,000 at December 31, 1997 and 1996.

Certificates maturing in years ending December 31, as of December 31, 1997:

                                                        (Dollars in thousands)

 1998                                                          $14,735
 1999                                                            6,327
 2000                                                            2,754
 2001                                                               45
 2002 and thereafter                                                 1
                                                               -------

 Total                                                         $23,862
                                                               =======

The Bank held related party deposits of approximately $903,000 and $802,000 at December 31, 1997 and 1996, respectively.

Overdrawn demand deposits reclassified as loans totaled $16,000 and $26,000 at December 31, 1997 and 1996, respectively.


NOTE G - FEDERAL INCOME TAXES

The consolidated provision for income taxes for 1997 and 1996 consists of the following:

                                                                    (Dollars in thousands)

                                                             1997            1996            1995
                                                             ----            ----            ----
 Income tax expense
      Current tax expense                                     $21            $(51)           $  83
      Deferred tax expense                                     12              16             (192)
                                                               --            ----            -----

 Total                                                        $33            $(35)           $(109)
                                                              ===            ====            =====


The consolidated provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

                                                                                        (Dollars in thousands)

                                                                                   1997         1996           1995
                                                                                   ----         ----           ----
 Federal statutory income tax at 34%                                               $10           $  4         $  (33)
 Tax exempt income                                                                 (39)           (39)           (47)
 Increase in deferred tax asset valuation allowance                                  5             18              0
 Other                                                                              57            (18)           (29)
                                                                                   ---           ----          -----

 Total                                                                             $33           $(35)         $(109)
                                                                                   ===           ====          =====


A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

                                                                                (Dollars in thousands)

                                                                                 1997             1996
                                                                                 ----             ----
 Differences in available-for-sale securities                                     $  2            $ 23
 Differences in depreciation methods Current tax expense                            (7)              1
 Differences in accounting for loan losses                                         158             151
 Differences in accrued income, net of accrued expenses                            (80)            (53)
 Differences in loan fee income                                                     28              25
 Alternate minimum tax credit                                                       43              30
 Deferred tax assets valuation allowance                                           (23)            (18)
                                                                                  ----            ----

 Total                                                                            $121            $159
                                                                                  ====            ====

 Deferred tax liabilities                                                         $(87)           $(53)
 Deferred tax assets                                                               231             230
 Deferred tax assets valuation allowance                                           (23)            (18)
                                                                                  ----            ----

 Net deferred tax assets                                                          $121            $159
                                                                                  ====            ====


NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit , which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

                                                                                  (Dollars in thousands)

                                                                                  1997             1996
                                                                                  ----             ----
 Credit card lines                                                               $  348             $505
 Commitments to extend credit                                                       939              326
                                                                                 ------             ----

 Total                                                                           $1,287             $831
                                                                                 ======             ====

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The Bank has not been required to perform on any financial guarantees during the past three years. The Bank has not incurred any losses on its commitments in either 1997, 1996 or 1995.

The Bank had due from bank balances in excess of $100,000 with the following banks as of December 31, 1997:

                                                        (Dollars in thousands)

 Huntington National Bank                                   $184
 Independent State Bank of Ohio                              547
 Star Bank                                                   189
 Nelsonville Home & Savings Association                      200


NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

The Bancorp and Bank periodically are subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bancorp.


NOTE J - RESTRICTION ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 1997, retained earnings of approximately $670,000 was available for the payment of dividends without prior regulatory approval.

NOTE K - PROFIT SHARING PLAN

On January 1, 1987, the Bank instituted a profit sharing plan covering substantially all employees who have attained the age of 21. Employer contributions are discretionary and may be made only out of the employer's net profits. Contributions are allocated to employee accounts based on the level of compensation of each employee. Employer contributions are fully vested after six years. The Bank's discretionary contributions were $36,000, $-0-, and $36,000 in 1997, 1996 and 1995 respectively.



NOTE L - MEMO OF UNDERSTANDING

On January 1, 1997, a Memo of Understanding by and among the Glouster Community Bank, Glouster, Ohio and the State of Ohio Division of Financial Institutions, Columbus, Ohio, and the Federal Deposit Insurance Corporation, Chicago, Illinois, was entered into and signed by the Bank's board of directors. The Memo of Understanding contains provisions binding upon the Bank which shall remain effective until stayed, modified, terminated or suspended by the Superintendent (State of Ohio) and the Regional Director (Federal Deposit Insurance Corporation).



NOTE M - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios are as follows:

                                                                      (Dollars in thousands)
                                                                                                     To Be Well
                                                                                                 Capitalized Under
                                                                           For Capital           Prompt Corrective
                                                     Actual             Adequacy Purposes        Action Provisions
                                                 -----------------       -----------------       -------------------
                                                 Amount      Ratio       Amount      Ratio       Amount        Ratio
                                                 ------      -----       ------      -----       ------        -----
As of December 31, 1997:
    Total Risk-Based Capital
         (to Risk Weighted Assets)                $4,255     16.2%        $2,109       8.0%        $2,636      10.0%
    Tier I Capital
         (to Risk Weighted Assets)                 3,920     14.9          1,054       4.0          1,582       6.0
    Tier I Capital
         (to Average Assets)                       3,920      7.2          2,170       4.0          2,713       5.0

As of December 31, 1996:
    Total Risk-Based Capital
         (to Risk Weighted Assets)                $4,155     13.7%        $2,421       8.0%        $3,026      10.0%
    Tier I Capital
         (to Risk Weighted Assets)                 3,773     12.5          1,210       4.0          1,815       6.0
    Tier I Capital
         (to Average Assets)                       3,773      7.6          1,992       4.0          2,490       5.0



NOTE N - FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Time deposits: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amounts of accrued interest approximate the fair values.

The estimated fair values of the Company's financial instruments are as follows

                                                                                  (Dollars in thousands)


                                                                              1997                      1996
                                                                              ---------------           ---------
                                                                     Carrying       Fair       Carrying       Fair
                                                                      Amount        Value       Amount        Value
                                                                      ------        -----       ------        ------
Financial assets:
    Cash and cash equivalents                                         $2,451       $2,451       $2,606       $2,606
    Time deposits                                                        300          299          300          301
    Total investment securities                                       15,869       15,911       12,372       12,433
    Net loans                                                         31,131       31,081       33,122       33,069
    Accrued interest receivable                                          436          436          454          454

Financial liabilities:
    Deposits                                                          47,697       47,476       46,588       46,344
    Accrued interest payable                                             166          166          227          227

The carrying amounts in the preceding table are included in the balance sheets under the applicable captions. The contract or notional amounts of the Bank's financial instruments with off-balance-sheet risk are disclosed in NOTE H. No derivatives were held by the Bank for trading purposes.

NOTE O - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

The following are condensed parent company financial statements:

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                           (Dollars in thousands)

                                                                                1997             1996
                                                                                ----             ----
 Assets
     Cash                                                                       $   14          $   39
     Investment in subsidiary                                                    3,924           3,720
                                                                                ------          ------

          Total assets                                                          $3,938          $3,759
                                                                                ======          ======

 Liabilities and shareholders' equity
     Other liabilities                                                          $  150          $    0
     Shareholders' equity                                                        3,788           3,759
                                                                                ------          ------

          Total liabilities and shareholders' equity                            $3,938          $3,759
                                                                                ======          ======


                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                      (Dollars in thousands)

                                                                1997             1996            1995
                                                                ----             ----            ----
 Operating income
     Dividends from subsidiary                                $    0             $47              $47

 Operating expenses                                              150               2                3
                                                              ------             ---              ---

 Income before equity in undistributed net income               (150)             45               44

 Equity in undistributed net income                              151               1              (33)
                                                              ------             ---              ---

 Net income                                                   $    1             $46              $11
                                                              ======             ===              ===

                        CONDENSED STATEMENT OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                          (Dollars in thousands)

                                                                          1997    1996   1995
                                                                          ----    ----   ----
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                               $  1    $46     $11
 Adjustments to reconcile net income to net cash
 provided by operating activities:
     Equity in undistributed net income                                   (151)    (1)     33
     Net increase in other liabilities                                     151      0       0
                                                                          ----    ---     ---
     NET CASH PROVIDED BY OPERATING ACTIVITIES                               1     45      44
                                                                          ----    ---     ---
 CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from sale of treasury stock                                       21      0       0
 Dividends paid                                                            (47)   (47)    (47)
                                                                          ----    ---     ---
     NET CASH PROVIDED BY FINANCING ACTIVITIES                             (26)   (47)    (47)
                                                                          ----    ---     ---

     NET DECREASE IN CASH AND CASH EQUIVALENTS                             (25)    (2)     (3)

     CASH AND CASH EQUIVALENTS AT BEGINNING OF
          YEAR                                                              39     41      44
                                                                          ----    ---     ---

     CASH AND CASH EQUIVALENTS AT END OF YEAR                             $ 14    $39     $41
                                                                          ====    ===     ===

                                   APPENDIX A

                                MERGER AGREEMENT

         This Merger Agreement ("Agreement") is entered into as of this 9th day of February, 1998, by and between United Bancorp, Inc. (hereinafter called "UBCP") and Southern Ohio Community Bancorporation, Inc. (hereinafter called "Southern").

                                    RECITALS

         A. UBCP is a corporation duly organized under the laws of the State of Ohio. Its principal office is located at 201 South Fourth Street, Martins Ferry, Ohio 43935. As of the date hereof, UBCP had authorized capital stock consisting of 10,000,000 shares of common stock, $1 par value ("UBCP Common Stock") of which a total of 2,238,314 shares were issued and outstanding and no shares were held as treasury shares. UBCP owns all of the outstanding capital stock of The Citizens Savings Bank and the Citizens-State Bank each of which is a state banking corporation organized under the laws of the State of Ohio, hereinafter the Subsidiaries.

         B. Southern is a corporation duly organized under the laws of the State of Ohio. Its principal office is located at 88 High Street, Glouster, Ohio 45732. As of the date hereof, Southern had authorized capital stock consisting of 39,000 shares of common stock, $5 par value ("Southern Common Stock"), of which 39,000 shares were issued and outstanding and no shares were held as treasury shares. Southern owns all of the outstanding capital stock of The Glouster Community Bank (hereinafter referred to as the "Glouster Bank"), a banking corporation organized under the laws of the State of Ohio.

         C. The Board of Directors of UBCP and the Board of Directors of Southern, respectively, have each unanimously approved the entering into of this Merger Agreement and have authorized the execution and delivery of this Merger Agreement. From and after the time the merger of Southern into UBCP shall become effective, the "Merger" as defined in Section 1 of this Merger Agreement, and as and when required by this Merger Agreement, UBCP will issue shares of UBCP Common Stock in exchange for all of the issued and outstanding shares of Southern Common Stock in accordance with the provisions hereinafter set forth. It is understood by each of the parties hereto that UBCP seeks to acquire Southern and all of the operating assets of Southern including the Glouster Bank and the entities and assets which Southern and the Glouster Bank may acquire prior to the time the Merger shall become effective, through the Merger of Southern with and into UBCP under the charter of UBCP and Glouster Bank will, immediately after the effective date of the Merger, remain an independent operating subsidiary of UBCP. The parties will exert their best efforts to obtain such regulatory approvals and to complete such other actions as are necessary or appropriate to effect the Merger.

                                    AGREEMENT

In consideration of mutual covenants and premises herein contained, UBCP and Southern hereby make this Merger Agreement and prescribe the terms and conditions of the Merger and the mode of carrying the Merger into effect as follows:

1. Merger. Subject to the terms and conditions hereinafter set forth, Southern shall be merged with and into UBCP under the Articles of Incorporation of UBCP pursuant to and in accordance with the applicable provisions of the laws of the State of Ohio ("Merger").

2. Name. The name of the surviving holding corporation (hereinafter called the "Surviving Corporation" whenever reference is made to it as of the time the Merger shall become effective, as hereinafter provided, or thereafter) shall be "United Bancorp, Inc."

3. Business. The business of UBCP as the Surviving Corporation shall be that of a bank holding company. The Surviving Corporation shall exist by virtue of, and be governed by the laws of the State of Ohio and shall have its principal office in Ohio at 4th at Hickory Street, Martins Ferry, Ohio 43935.

4. Effective Time of Merger: Certificate of Merger. The Merger shall become effective upon the date of the filing of the appropriate Certificate of Merger with the Ohio Secretary of State (the "time the Merger shall become effective") in accordance with applicable provisions of the laws of the State of Ohio.

         The Articles of Incorporation of UBCP in effect immediately prior to the time the Merger shall become effective, shall be the Articles of Incorporation of the Surviving Corporation, and the Code of Regulations of UBCP in effect immediately prior to the time the Merger shall become effective, shall be the Code of Regulations of the Surviving Corporation.

5. Effect of Merger. At the time the Merger shall become effective, the separate corporate existence of Southern shall, in accordance with applicable provisions of the laws of the State of Ohio, be merged into and continued in UBCP as the Surviving Corporation, with the effect as provided by Section 1701.82 of the Ohio Revised Code.

6. Liabilities upon Merger. The Surviving Corporation shall be responsible for all of the liabilities and obligations of each of the corporations so merged in the same manner and to the same extent as if such single corporation had itself incurred the same or contracted therefor, all in the manner and as provided for by Sections 1701.82(A)(1),(2),(3),(4), and (5) of the Ohio Revised Code.

7.       Conversion of Shares.

         (a)      At the time the Merger shall become effective;

                  (i) All of the outstanding shares of Southern Common Stock shall be converted by operation of law into shares of UBCP Common Stock without any action by the holder thereof and each such share shall be exchanged for 11 shares of UBCP Common Stock hereinafter the

                           "Exchange Ratio."

                  (ii) The shares of UBCP Common Stock issued and outstanding immediately prior to the time the Merger shall become effective shall continue to be issued and outstanding shares of the Surviving Corporation.

                  (iii) If prior to the Merger, shares of UBCP Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or there occurs a distribution of warrants or rights with respect to the UBCP Common Stock or a stock dividend, stock split or other general distribution of UBCP Common Stock is declared with a record date prior to the effective time of the Merger, then in any event the Exchange Ratio shall be appropriately adjusted.

         (b) No fractional shares of UBCP Common Stock will be issued by UBCP in connection with the Merger, but in lieu thereof, holders of Southern Common Stock shall, upon surrender of the certificate or certificates formerly representing such Southern Common Stock be paid cash without interest by UBCP for such fractional share(s). The cash paid for each fractional share shall be the same fraction of the average bid and asked closing price per share of UBCP Common Stock on the Closing Date.

         (c) As soon as practicable, but not later than thirty (30) days after the time the Merger shall become effective, and subject to the provisions set forth above relating to the fractional shares, UBCP, or American Stock Transfer and Trust Company, New York, as Exchange Agent, will distribute to the former holders of Southern Common Stock in exchange for and upon surrender for cancellation by such holders of a certificate or certificates formerly representing shares of Southern Common Stock the certificate(s) for shares of UBCP Common Stock in accordance with the Exchange Ratio and any cash payment in lieu of fractional shares. Each certificate formerly representing Southern Common Stock (other than certificates representing shares of Southern Common Stock subject to the rights of dissenting shareholders) shall be deemed for all purposes to evidence the ownership of the number of whole shares of UBCP Common Stock and cash for fractional share interests in UBCP Common Stock into which such shares have been converted pursuant to the Exchange Ratio. Until surrender of the certificate or certificates formerly representing shares of Southern Common Stock, the holder thereof shall not be entitled to receive any dividend or other payment or distribution payable to holders of UBCP Common Stock. Upon such surrender (or in lieu of surrender other provisions reasonably satisfactory to UBCP as are made as set forth in the next following paragraph), there shall be paid to the person entitled thereto the aggregate amount of dividends or other payments or distributions (in each case without interest) which became payable after the time the Merger shall become effective on the whole shares of UBCP Common Stock represented by the certificates issued upon such surrender and exchange or in accordance with such other provisions, as the case may be. After the time the Merger shall become effective, the holders of certificates formerly representing shares of Southern Common Stock shall cease to have rights with respect to such shares (except such rights, if any, as a holder of certificates formerly representing shares of Southern Common Stock may have as dissenting shareholders pursuant to the Ohio General Corporation Law) and except as aforesaid, their sole rights shall be to exchange said certificates for certificates for shares of UBCP Common Stock in accordance with this Merger Agreement.

                  Certificates formerly representing shares of Southern Common Stock surrendered for cancellation by each shareholder entitled to exchange shares of Southern Common Stock for shares of UBCP Common Stock by reason of the Merger shall be accompanied by such appropriate instruments of transfer as UBCP may reasonably require, provided, however, that if there be delivered to UBCP by any person who is unable to produce any such certificate formerly representing shares of Southern Common Stock for transfer (i) evidence to the reasonable satisfaction of UBCP that any such certificate has been lost, wrongfully taken or destroyed, and (ii) such indemnity agreement and, at the discretion of UBCP, an indemnity bond, as reasonably may be requested by UBCP to save it harmless, and (iii) evidence to the reasonable satisfaction of UBCP that such person is the owner of the shares theretofore represented by each certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present each such certificate and to receive shares of UBCP Common Stock pursuant to this Merger Agreement, then UBCP, in the absence of actual notice to it that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such person the certificate(s) representing shares of UBCP Common Stock which such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed certificate representing shares of Southern Common Stock.

8. Board of Directors. The Board of Directors of UBCP as constituted at the time the Merger shall become effective shall serve as the Board of Directors of UBCP as the Surviving Corporation, plus Mr. L. E. Richardson, Jr. whom UBCP undertakes to appoint to the Board of Directors of UBCP as soon as practicable following the effective date of the Merger.

9. Discussions with Others. From and after the date hereof, Southern will not, directly or indirectly, through any of its officers, directors, employees, agents or advisors or other representatives or consultants, solicit or initiate or knowingly encourage, including by means of furnishing information, any proposals or offers from any person (other than UBCP) relating to any acquisition or purchase of all or a material amount of the assets of, or any securities of, or any merger, tender offer, consolidation or business combination with, Southern (an "Acquisition Proposal"); providing, however, that Southern may furnish information and may consider, evaluate and engage in discussions or negotiations


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

         with any person if outside counsel advises Southern's directors that failure to furnish such information or engage in such discussions or negotiations could involve Southern's directors in a breach of their fiduciary duties. If the Board of Directors of Southern receives a request for confidential information from a potential bidder for Southern and the Board of Directors determines, after consultation with outside counsel, that the Board of Directors has a fiduciary obligation to provide such information to a potential bidder, then Southern may, subject to a confidentiality agreement substantially similar to that previously executed with UBCP, provide such potential bidder with access to information regarding Southern. Southern shall promptly notify UBCP, orally and in writing, if any such proposal or offer is made and shall, in any such notice, indicate the identity and terms and conditions of any proposal or offer, or any such inquiry or contact. Southern shall keep UBCP advised of the progress and status of any such proposals or offers. The obligation of the Board of Directors of Southern to convene a meeting of its shareholders and to recommend the adoption and approval of this Agreement to the shareholders of Southern shall be subject to the fiduciary duties of the Directors, as determined by the Directors after consultation with their outside counsel, and nothing contained in this Agreement shall prevent the Board of Directors of Southern from approving or recommending to the shareholders of Southern any unsolicited offer or proposal by a third party if required in the exercise of their fiduciary duties, as determined by the Directors after consultation with outside counsel. In order to induce UBCP to enter into this Agreement and incur the substantial expenses involved in effectuating the transactions contemplated herein, Southern agrees and does hereby promise to pay to UBCP the sum of Five Hundred Thousand Dollars ($500,000), upon UBCP's demand therefor, in the event that the Southern shareholders: (i) fail to approve the proposed transaction with UBCP, and (ii) Southern or its shareholders receive an offer from and negotiate with any party other than UBCP at any time within one (1) year of the date hereof concerning a merger, consolidation, purchase of substantially all of the Southern Common Stock, or similar transaction involving either Southern or Glouster Bank or the sale of all or substantially all of the assets of Southern and/or Glouster Bank.

10. Undertakings of the Parties. UBCP and Southern further agree as follows:

         (a) This Merger Agreement shall be submitted to the shareholders of Southern for approval and adoption at a meeting to be called and held in accordance with law and the Articles of Incorporation and Code of Regulations of Southern.

         (b) UBCP and Southern will cooperate in the preparation by UBCP of the application to the Board of Governors of the Federal Reserve System (the "Board") under the appropriate provisions of Section 3 of the Bank Holding Company Act of 1956, as amended, and to any other state or federal regulatory agency which may be required to facilitate the Merger. UBCP will file such applications promptly after the date of this Merger Agreement and shall forward a copy of such applications to Southern and its counsel upon filing. UBCP and Southern will cooperate in the preparation of proxy and registration statements under federal and state securities laws so as to facilitate the exchange of shares as contemplated by this Merger

                  Agreement.

         (c) Each party will assume and pay all of its fees and expenses incurred by it incident to the negotiation, preparation and execution of this Agreement, obtaining of the requisite regulatory and shareholder consents and approvals and all other acts incidental to, contemplated by or in pursuance of this Agreement. UBCP shall promptly prepare and file at no expense to Southern: (i) any and all required regulatory applications necessary in connection with the transactions contemplated by this Agreement; and (ii) an S-4 Registration Statement to be filed with the Securities and Exchange Commission to register the shares of UBCP Common Stock to be issued in connection with the transactions contemplated by this Agreement. Such registration statement will not cover resales by any persons who may be considered "underwriters" under Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act"). UBCP will also take any action required to be taken under any applicable state securities or "Blue Sky" laws in connection with the Merger. UBCP will provide Southern and its counsel with a copy of the S-4 Registration Statement for review and comment prior to filing with the Securities and Exchange Commission.

         (d) All information furnished by one party to another party in connection with this Merger Agreement and the transactions contemplated hereby will be kept confidential by such other party and will be used only in connection with this Merger Agreement and the transactions contemplated hereby, except to the extent that such information: (i) is already known to such other party when received; (ii) thereafter becomes lawfully obtainable from other sources; or (iii) is required to be disclosed in any document filed with the Securities and Exchange Commission, the Board, or any other governmental agency or authority (except under a claim of confidentiality). In the event the Merger Agreement is terminated, all such information shall be promptly returned by each party to the other party or be destroyed.

         (e) After: (i) receipt of the Federal Reserve Board's prior approval of UBCP's acquisition of Southern; (ii) the approval of the shareholders of Southern, as provided in Section 10(a) has occurred; and (iii) all other regulatory approvals have been obtained and the regulatory waiting period(s) have expired, UBCP shall designate the date as of which UBCP desires the Merger to become effective and shall file the appropriate Certificate of Merger with the Ohio Secretary of State in accordance herewith and the time the Merger shall become effective shall occur at the time and on the date so designated, consistent with the terms of Section 4 hereof. However, any date so specified shall not be later than the last day of the month following the month in which the last of the above (i-iii) shall occur.

         (f) Subject to the terms and conditions of this Merger Agreement, UBCP and Southern each agree that, subject to applicable laws and to the fiduciary duties of its Directors, each will promptly take or cause to be taken all action, and promptly

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

                  do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and other transactions contemplated by this Merger Agreement.

         (g) UBCP undertakes to cause, immediately after the effective date of the Merger, the election as Directors of Glouster Bank, all those persons serving as outside-Directors immediately prior to the effective time of the Merger together with two additional persons to be selected by UBCP.

         (h) UBCP and its Board of Directors undertake to cause, immediately after the effective date of the Merger:(i) the appointment of Harold A. Price, Interim-President and Chief Executive of Glouster Bank, and (ii) to cause the election by the Board of Directors of Glouster Bank, Mr. L. E. Richardson, Jr. as Chairman of Glouster Bank, a non-executive officer and non-employee position.

         (i) Southern shall provide, immediately prior to the effective time of the Merger, a certificate of its President who shall identify each person who may reasonably be considered an affiliate of Southern within the meaning of Rule 145 of the Securities and Exchange Commission.

         (j) Southern agrees to cause Glouster Bank to permit a UBCP representative to attend all meetings of Glouster Bank's Board of Director and all loan committee meetings of Glouster Bank from and after the date of this Agreement and through the effective time of the Merger. Nothing herein shall prohibit Southern or Glouster Bank from making independent decisions, including lending decisions, of its or their Boards of Directors.

         (k) UBCP undertakes to cause, for at least two (2) years following the time the Merger shall become effective: (i) the name of Glouster Bank to remain unchanged, and (ii) to refrain from closing any offices of Glouster Bank.

         (l) UBCP and Southern agree that Southern may purchase "tail coverage" as provided for in the current insurance policies maintained by Southern and/or Glouster Bank (or substitute policies with substantially the same coverage and terms) covering Southern and Glouster Bank's directors' and officers' liability with respect to claims which arise from factors or events which occurred before the effective time of the Merger, provided, that the aggregate cost of such "tail insurance" shall not exceed $5,000.

11. Dissenting Shareholders. Holders of Southern Common Stock shall have the rights accorded to dissenting shareholders under Section 1701.85 of the Ohio Code, as amended.

12. Representations and Warranties of UBCP. UBCP represents and warrants to Southern as follows:

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


         (a) UBCP is a corporation duly organized and validly existing under the laws of the State of Ohio, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business and is in good standing in the State of Ohio, together with all other jurisdictions where it is both required to so qualify and the failure to so qualify would have material and adverse consequences to UBCP. UBCP has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. As of the date of this Agreement, the authorized capital stock of UBCP consisted of 10,000,000 shares of common stock, $1 par value, of which a total of 2,238,314 shares were issued and outstanding and no shares were held as treasury shares. All of said shares of capital stock are fully paid and nonassessable and are not issued in violation of the preemptive rights of any shareholder. UBCP owns all of the outstanding capital stock of UBCP's Subsidiaries.

         (b) UBCP has furnished to Southern and its counsel copies of the following financial statements relating to UBCP and its consolidated subsidiaries: (i) the audited Consolidated Balance Sheet of UBCP as of December 31, 1996 and 1995 and the Consolidated Statements of Income, Shareholders' Equity and Statements of Cash Flows for the years then ended, together with the notes and report of Crowe, Chizek & Company LLP thereto and its quarterly financial reports on Form 10Q for each of the three quarters ended September 30, 1997. Each of the aforementioned financial statements is true and correct in all material respects and together present fairly the consolidated financial position and results of operations of UBCP as of the dates and for the periods therein set forth in conformity with generally accepted accounting principles ("GAAP"). Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since September 30, 1997, there has not been any material adverse change in the financial condition, results of operations, business or prospects of UBCP and its subsidiaries on a consolidated basis.

         (c) The Board of Directors of UBCP has unanimously authorized execution of this Merger Agreement and approved the merger of Southern and UBCP as contemplated by said Merger Agreement., has all requisite power and authority to enter into this Merger Agreement and UBCP has the authority to consummate the transactions contemplated hereby. This Merger Agreement constitutes the valid and legally binding obligation of UBCP and this Merger Agreement and the consummation hereof has been duly authorized and approved on behalf of UBCP by all requisite corporate action. Provided the required approvals are obtained from the Federal Reserve Board and any other necessary regulatory agencies, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which UBCP may be subject, any contract, agreement or instrument to which UBCP is a party or by which UBCP is bound or committed, or the Articles of Incorporation or Code of Regulations of UBCP or the Articles of Incorporation or Code of Regulations of UBCP's Subsidiaries, or constitute an event which, including with the lapse of time or action by a third party, could, to the best of UBCP's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of UBCP or any of its subsidiaries or upon any of the stock of UBCP or any of its subsidiaries, except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the time the Merger becomes effective, or (ii) if not so cured or waived would not, in the aggregate, have any material adverse effect on the financial condition, results of operations or business of UBCP on a consolidated basis.

         (d) There is no litigation, action, suit, investigation or proceeding pending or, to the best of the knowledge after due inquiry of UBCP and its executive officers, threatened, against UBCP or its subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving a material amount which, if resolved adversely to the interest of UBCP or its subsidiaries, would materially affect the financial condition or operations of UBCP or its subsidiaries on a consolidated basis and/or UBCP's ability to perform under this Merger Agreement, and to the best of the knowledge and belief after due inquiry of UBCP and its executive officers, no one has asserted and no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert any such claims against UBCP or its subsidiaries based upon the wrongful action or inaction of UBCP or its subsidiaries or any of their respective officers, directors or employees.

          (e) At the time the Merger shall become effective and on such subsequent date when the former shareholders of Southern surrender their Southern share certificates for cancellation, the shares of UBCP Common Stock to be received therefore will have been duly authorized and validly issued by UBCP and will be fully paid and nonassessable and be issued free of preemptive rights.

         (f) UBCP has timely filed all reports and registration statements (collectively, "SEC Documents") required to be filed by it pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and such SEC Documents complied in all material respects with the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable rules and regulations promulgated thereunder (the "SEC Laws"). UBCP has delivered to Southern copies of the Annual Report on Form 10-K filed with the Securities and Exchange Commission by UBCP for its fiscal year ended December 31, 1996, including exhibits and all documents incorporated by reference therein, and the proxy materials disseminated by UBCP to its shareholders in connection with the 1997 Annual Meeting of Shareholders of UBCP, together with its Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission for the quarters ended March 31, June 30, and September 30, 1997. Such Annual and Quarterly Reports and proxy materials and the SEC Documents do not misstate a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

         (g) Since September 30, 1997: (i) each of UBCP and its subsidiaries has conducted business in the ordinary course, and has preserved its corporate existence, business and goodwill intact; (ii) there has been no material adverse change in the assets, liabilities, business or operations of UBCP or its subsidiaries; and (iii) there has been no damage, destruction, loss, or which in the aggregate has had or might reasonably be expected to have a material adverse effect on the business or operations of UBCP or any of its subsidiaries.

         (h) To the best of the knowledge after due inquiry of UBCP and its executive officers, UBCP and UBCP's Subsidiaries have complied with all laws, regulations and orders applicable to UBCP and UBCP's Subsidiaries and to the conduct of their businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for possible technical violations which together with any penalty which results therefrom do not or will not have a material adverse effect on the financial condition, results of operations or business of UBCP and UBCP's Subsidiaries on a consolidated basis. Neither UBCP nor UBCP's Subsidiaries are in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of UBCP's knowledge after due inquiry, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, where the default(s) could reasonably be expected to have a material adverse effect on the financial conditions, results of operations or business of UBCP and UBCP's Subsidiaries on a consolidated basis.

         (i) UBCP has duly and timely filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by UBCP up to the date hereof. To the best of the knowledge and belief of UBCP all such returns are true and correct in all material respects, and UBCP has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed (other than those claims being contested in good faith) to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis for any additional claim or assessment which might materially and adversely affect UBCP or UBCP's Subsidiaries, and for which an adequate reserve has not been established. To the best of its knowledge and belief, UBCP has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief UBCP has, or at the time the Merger shall become effective will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of UBCP as of the time the Merger shall become effective.

         (j) The deposits of UBCP's Subsidiaries are insured by the Federal Deposit Insurance Corporation and UBCP's Subsidiaries has paid all premiums and assessments with respect to such deposit insurance.

         (k) UBCP has no knowledge of any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos (except as previously disclosed to Southern in a letter of even date herewith), PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) the premises of UBCP or UBCP's Subsidiaries or any other real property owned or leased by UBCP or UBCP's Subsidiaries, or into any water systems on or below the surface of UBCP or UBCP's Subsidiaries premises or any other real property owned or leased by UBCP or UBCP's Subsidiaries in violation of any law, regulation or requirement or in any manner which could result in a material adverse impact on the value of the premises or property or present a threat to human health or the environment. As used in this Merger Agreement, the terms "hazardous substance," "hazardous waste, "pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.

         (l) UBCP and UBCP's Subsidiaries have in effect insurance coverage with reputable insurers, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operation to UBCP or UBCP's Subsidiaries.

13. Representations and Warranties of Southern. Southern represents and warrants to UBCP as follows:

         (a) Southern is a corporation duly organized and validly existing under the laws of the State of Ohio, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Southern has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required which, if not obtained or possessed, would have a materially adverse effect on the business and operations of

                  Southern) to engage in the businesses and activities now conducted by it. As of the date of this Merger Agreement, the authorized capital stock of Southern consists of 39,000 shares of common stock, $5 par value, of which a total of 39,000 shares are issued and outstanding and no shares are held as treasury shares. All of said shares of capital stock are fully paid and nonassessable and were not issued in violation of the preemptive rights of any shareholder. There are no outstanding options, warrants or commitments of any kind relating to Southern's authorized but Unicode capital stock except as disclosed in the letter to UBCP of even date herewith.

         (b) Southern has furnished to UBCP copies of the following financial statements relating to Southern and its consolidated subsidiaries: (i) the audited Consolidated Balance Sheets of Southern as of December 31, 1996 and 1995 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Statements of Cash Flows for the years then ended, together with the notes and report of Robb, Dixon, (ii) copies of all reports of Southern and Glouster Bank as filed with the appropriate regulatory agencies, as of and for the years ended December 31, 1997 and 1996 and through the date hereof. Each of the aforementioned financial statements is true and correct in all material respects and together present fairly in all material respects the consolidated financial position and results of operations of Southern as of the dates and for the periods therein set forth in conformity with GAAP. Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, required to be included or omitted as the case may be, by GAAP. Since December 31, 1996, there has not been any material adverse change in the financial condition, results of operations, or business of Southern and Glouster Bank on a consolidated basis.

         (c) The Board of Directors of Southern unanimously has authorized execution of this Merger Agreement and agrees to unanimously recommend the Agreement to its shareholders. Subject to the approval by the shareholders of Southern, Southern has all requisite power and authority to enter into this Merger Agreement. Southern owns all of the shares of Glouster Bank and Southern has the authority to consummate the transactions contemplated hereby so that, provided all required corporate and regulatory approvals are obtained and all conditions to Southern's obligations as set forth in this Merger Agreement are satisfied, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which Southern may be subject, any contract, agreement or instrument to which Southern is a party or by which Southern is bound or committed, or the Articles of Incorporation or Code of Regulations of Southern or Glouster Bank, or constitute an event which with the lapse of time or action by a third party, could, to the best of Southern's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge, encumbrance upon any of the assets, property or capital stock of Southern, except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either
                  (i) will be cured or waived prior to the time the Merger becomes effective, or (ii) if not so cured or waived would not, in the aggregate, have any material adverse effect on the financial condition, results of operations or business of Southern and Glouster Bank on a consolidated basis.

         (d) Except as previously disclosed to UBCP, to the best of the knowledge after due inquiry of Southern and its executive officers there is no litigation, action, suit, investigation or proceeding pending or, to the best of their knowledge after due inquiry of Southern and its executive officers, overtly threatened, against Southern or Glouster Bank or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving a material amount which, if resolved adversely to the interest of Southern or Glouster Bank would materially affect the financial condition or operations of Southern and Glouster Bank on a consolidated basis and/or Southern's ability to perform under this Merger Agreement. To the best knowledge after due inquiry of Southern and its executive officers, no one has asserted and no one has reasonable or valid ground on which it reasonably can be expected that anyone will assert any such claims against Southern or Glouster Bank or be based upon the wrongful action or inaction of Southern or Glouster Bank or any of their respective officers, directors or employees.

         (e) To the best of the knowledge after due inquiry of Southern and its executive officers, Southern and Glouster Bank have good and marketable title to all assets and properties, whether real or personal, tangible or intangible, including without limitation the capital stock of Glouster Bank, reflected in Southern's Balance Sheet of December 31, 1997 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1997) subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except: (i) those items that secure liabilities that are reflected in said Balance Sheet;
                  (ii) statutory liens for taxes not yet delinquent; (iii) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase agreements; and (v) easements, encumbrances, liens, mortgages and security interests of record which do not impair the use thereof for the purposes intended and such liens, mortgages, security interests, encumbrances and charges are not in the aggregate, material to the assets and properties of Southern. Southern or Glouster Bank have as lessee the contractual right under valid leases to occupy, use, possess and control all material property leased by Southern or Glouster Bank.

         (f) To the best of the knowledge after due inquiry of Southern and its executive officers, Southern and Glouster Bank have complied with all laws, regulations and orders applicable to Southern and Glouster Bank and to the conduct of their businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for possible technical violations which together with any penalty which results therefrom do not or will not have a material adverse effect on the financial condition, results of operations or business of Southern and Glouster Bank on a consolidated basis. Neither Southern nor Glouster Bank are in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of Southern's knowledge after due inquiry, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, where the default(s) could reasonably be expected to have a material adverse effect on the financial conditions, results of operations or business of Southern and Glouster Bank on a consolidated basis.

         (g) Except as disclosed in Southern's letter to UBCP of even date herewith, Southern and Glouster Bank have not, since December 31, 1997 to the date hereof: (i) issued or sold any of its capital stock or any issued any corporate debt securities other than in the ordinary course of its banking business;
                  (ii) granted any option for the purchase of capital stock;
                  (iii) declared or set aside or paid any dividend or other distribution in respect of its capital stock except as permitted pursuant to Section 14(a) hereof or, directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) incurred any obligation or liability (absolute or contingent), except for obligations reflected in this Merger Agreement, and except for obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged or subjected to lien or encumbrance (other than statutory liens for taxes not yet delinquent or other than in the ordinary course of business) any of its assets or properties; (v) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than the current portion of any long term liabilities which become due after December 31, 1997, business, liabilities incurred in carrying out the transactions contemplated by this Merger Agreement and obligations and liabilities paid in the ordinary course of business; (vi) sold, exchanged or otherwise disposed of any of its material capital assets outside the ordinary course of business; (vii) made any officers' salary increase or wage increase, entered into any employment contract with any officer or salaried employee or, instituted any employee welfare, bonus, stock option, profit-sharing, retirement or similar plan or arrangement; (viii) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting its business, property or assets or waived (except for fair consideration) any rights of value which are material in the aggregate, considering Southern's business taken as a whole; or (ix) entered or agreed to enter into any agreement or arrangement granting any preferential right to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights.

         (h) Except as set forth in Southern's letter to UBCP of even date herewith, neither Southern nor Glouster Bank is a party to or bound by any written or, to the best of its knowledge after due inquiry, oral: (i) employment or consulting contract which is not terminable by Southern or Glouster Bank on 60 days or less notice, (ii) employee bonus, deferred compensation, pension, stock bonus or purchase, profit-sharing, retirement or stock option plan, (iii) other employee benefit or welfare plan, or (iv) other executory material agreements which in any case obligate Southern or Glouster Bank to make any payment(s) which in the aggregate exceed $5,000 per year except for contracts terminable on 60 days' notice. All such pension, stock bonus or purchase, profit-sharing, defined benefit and retirement plans set forth under the caption "Qualified Plans" in the Southern letter (hereinafter referred to collectively as the "plans") are qualified plans under Section 401(a) of the Internal Revenue Code and in compliance in all material respects with ERISA. All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered where failure to file could result in a penalty or result in disqualification of the plan. Southern has no knowledge either of any circumstances which would adversely affect the qualification of the plans or their compliance with ERISA, or of any unreported "reportable event" (as such term is defined in Section 4043(b) of ERISA) or, except as indicated in the Southern letter to UBCP of even date herewith, any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred since the date on which said sections became applicable to the plans. No such plan is subject to the minimum funding standards set forth in the Code and ERISA.

         (i) Southern has duly filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by Southern up to the date hereof. Except as set forth in Southern's letter to UBCP of even date herewith, to the best of the knowledge and belief of Southern all such returns are true and correct in all material respects, and Southern has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed (other than those claims being contested in good faith and which have been disclosed to UBCP) to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis for any additional claim or assessment which might materially and adversely affect Southern or Glouster Bank and for which an adequate reserve has not been established. To the best of its knowledge and belief, Southern has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief, Southern has, or at the time the Merger shall become effective will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of Southern as of the time the Merger shall become effective.

         (j) Southern has no knowledge of any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos except as disclosed to UBCP in the Southern letter of even date herewith, PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) the Glouster Bank premises or any other real property owned or leased by Southern or Glouster Bank, or into any water systems on or below the surface of the Glouster Bank premises or any other real property owned or leased by Southern or the in violation of any law, regulation or requirement or in any manner which could result in a material adverse impact on the value of the premises or property or present a threat to human health or the environment. As used in this Merger Agreement, the terms "hazardous substance," "hazardous waste, "pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.

         (k) Southern or Glouster Bank has in effect insurance coverage with reputable insurers, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operation to Southern or Glouster Bank.

         (l) Other than as previously disclosed to UBCP, in writing, with respect to fees owing to Young & Associates, Inc. and Robb Dixon relating to the Merger and other than professional fees and disbursements of its accountants and attorneys, Southern has not incurred and will not incur any liability for brokerage, finders', agents', or investment bankers' fees or commissions in connection with this Merger Agreement or the transactions contemplated hereby.

14. Action by Southern Pending Effective Time. Southern agrees that from the date of this Merger Agreement until the time the Merger shall become effective, or until this Merger Agreement is terminated as provided for herein, except with prior written permission of UBCP:

         (a) Beginning with the date hereof and until such time as the Merger shall become effective, Southern will not declare or pay any dividends (cash or stock) or make any distributions other than its ordinary and normal quarterly cash dividend payable on dates and in amounts consistent with past practice, at the rate of $1.20 per share per year for the year ended December 31, 1998.

         (b) Southern will not issue, sell, grant any option for, or acquire for value any shares of its capital stock or otherwise effect any change in connection with its capitalization.

         (c) Except as set forth in or contemplated by this Merger Agreement, Southern and Glouster Bank will carry on their respective businesses in substantially the same manner as on the date hereof, keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact.

         (d) Except as specifically set forth in Southern's letter to UBCP of even date herewith, Southern and Glouster Bank will not:
                  (i) enter into any transaction other than in the ordinary course of business or incur or agree to incur any obligation or liability except liabilities incurred and obligations entered into in the ordinary course of business; (ii) change Glouster Bank's lending, investment, liability management and other material banking policies in any material respect; (iii) except as committed for adjustment as of the date hereof and consistent with prior practice, grant any general or uniform increase in the rates of pay of employees; (iv) incur or commit to any capital expenditures other than in the ordinary course of business (which in no event shall include the establishment of new branches and such other facilities) or any capital expenditures for any purpose which exceed $5,000 in the aggregate, (v) except as provided in Section 9 hereof, merge into, consolidate with or sell its assets to any other corporation or person, or permit any other corporation to be merged or consolidated with it or acquire all of the assets of any other corporation or person, of (vi) except with the express written consent of UBCP sell, transfer or otherwise dispose of any asset which has a book or market value, whichever is greater, of $5,000.

         (e) Southern will not change its or Glouster Bank's methods of accounting in effect at December 31, 1997 except as required by changes in generally accepted accounting principles and concurred in by Southern's independent auditors, and except for the adjustments required as of December 31, 1997 pursuant to paragraph 7(a) hereof, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of Southern's Federal income tax returns for the taxable year ending December 31, 1996, except for changes required by law.

         (f) Southern will afford UBCP, its officers and other authorized representatives, subject to the confidentiality requirements of Section 10(d) hereof, such access to all books, records, tax returns, leases, contracts and documents of Southern or Glouster Bank and will furnish to UBCP such information with respect to the assets and business of Southern and Glouster Bank as UBCP may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

         (g) Southern will promptly furnish UBCP with copies of all monthly interim financial statements of Southern as they become available, and keep UBCP fully informed concerning all developments which in the opinion of Southern may have a material effect upon the business, properties or condition (either financial or otherwise) of Southern.

         (h) Southern will, and will cause Glouster Bank to, maintain compliance with any and all regulatory agreements to which it or they are a party with any federal or state banking regulatory agencies.

         (i) Southern shall use its best efforts to preserve intact the current business organization of Southern and Glouster Bank, keep available the services of the current officers, employees, and agents of Southern and Glouster Bank, and maintain the relations and good will with customers, depositors, landlords, employees, agents, and others having business relationships with each of them.

         (j) Southern shall cause Glouster Bank to confer with UBCP or UBCP's authorized representative concerning operational matters of a material nature and will obtain UBCP prior written consent, which shall not be unreasonably withheld, before it: (i) engages in any lending activities other than in the Ordinary Course of Business; (ii) makes any 1-4 family unit residential real estate loans in excess of $100,000 to any borrower; (iii) makes any consumer installment or construction loans in excess of $30,000 to any borrower; (iv) extends any equity lines of credit in excess of $50,000 to any borrower; or (v) makes any commercial loans in excess of $50,000 to any borrower (taking into account existing borrowings).

15. Action by UBCP Pending Effective Time. UBCP agrees that from the date of this Agreement until the time the Merger shall become effective or until this Merger Agreement is terminated as provided for herein:

         (a) UBCP will carry on its business in substantially the same manner as heretofore except as otherwise set forth in or contemplated by this Merger Agreement, and UBCP will keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact. Southern acknowledges that, in the ordinary course of its business as a bank holding company, UBCP from time-to-time, enters into an agreement(s) to acquire by merger, stock purchase or like means, another financial institution or its holding company.

         (b) UBCP will not change its methods of accounting in effect at December 31, 1997, except as required by changes in generally accepted accounting principles as concurred in by UBCP's independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns of UBCP's

                  Subsidiaries for the taxable year ending December 31, 1996, except for changes required by law or take any action which could jeopardize the tax free nature of the Merger or the pooling of interests accounting treatment for the Merger.

         (c) UBCP will promptly furnish Southern with copies of press releases, interim financial statements of UBCP and all reports, schedules and statements filed by or delivered to UBCP pursuant to the Securities and Exchange Act of 1934 and the rules and regulations promulgated thereunder, as they become available.

         (d) UBCP will afford Southern, its officers and other authorized representatives, subject to the confidentiality requirements of Section 10(d) hereof, such access to all books, records, tax returns, leases, contracts and documents of UBCP and will furnish to Southern such information with respect to the assets and business of UBCP as Southern may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

16. Conditions to Obligations of UBCP. The obligations of UBCP under this Merger Agreement are subject, unless waived by UBCP, to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:

         (a) Prior to the time the Merger shall become effective, UBCP shall not have been deprived of adequate opportunity to conduct such review and examination of the business, properties, and condition (financial or otherwise) of Southern and Glouster Bank as UBCP shall have deemed prudent, and such review and examination shall not have disclosed matters which are inconsistent in any material respect with any of the representations and warranties of Southern contained in this Merger Agreement.

         (b) There shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a material adverse change, in the financial condition, aggregate net assets, shareholders' equity, business or operating results of Southern on a consolidated basis from December 31, 1997 to the time the Merger shall become effective.

         (c) All representations by Southern contained in this Merger Agreement shall be true in all material respects immediately prior to the time the Merger shall become effective as though such representations were made at and as of said date, except for changes contemplated by the Merger Agreement and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time.

         (d) UBCP shall have received the opinion of legal counsel for Southern, dated the time the Merger shall become effective, substantially to the effect set forth in Exhibit A hereto.

         (e) Southern shall have performed or satisfied in all material respects all agreements and conditions required by this Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.

         (f) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency of the federal or state government in which it is sought to restrain or prohibit the consummation of the Merger, and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against Southern or Glouster Bank which UBCP shall in good faith determine, with advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the financial condition, results of operations or shareholders' equity of Southern on a consolidated basis.

         (g) The number of shares as to which shareholders of Southern have exercised their dissenters' rights of appraisal pursuant to the provisions of Section 1701.85 of the Ohio Revised Code does not exceed 10 percent (10%) of the outstanding shares of Southern Common Stock.

         (h) Southern shall have furnished UBCP certificates, signed on its behalf by the Chairman or President and the Secretary or an Assistant Secretary of Southern and dated the time the Merger shall become effective, to the effect that to the best of their knowledge, after due inquiry, the conditions described in Paragraphs (b), (c), (e) and (f) of this Section 16 have been fully satisfied.

         (i) Austin Associates, Inc. ("AAI") shall have issued its written fairness opinion stating that the terms of the Merger are fair and equitable to the shareholders of UBCP from a financial perspective. Such written fairness opinion shall be: (a) in form and substance reasonably satisfactory to UBCP and (b) confirmed by AAI as of the time the Merger shall become effective that the terms of the Merger continue to be fair and equitable to the shareholders of UBCP from a financial perspective.

         (j) UBCP shall have received assurances, satisfactory to it, that the Merger will be accounted for as a pooling of interests transaction.

         (k) UBCP shall have been afforded the opportunity to conduct a phase I environmental audit of any real property owned by Southern or its subsidiaries. In the event a matter is discovered which if known by Southern as of the date of this Agreement would have violated the representation contained in paragraph 13(j) hereof, involves an amount in excess of $50,000, and Southern shall fail to remedy such matter to the reasonable satisfaction of UBCP, then UBCP may terminate this Agreement and neither party shall thereafter have any liability resulting from this Agreement or the transactions contemplated thereby. UBCP shall complete any phase I examination, immediately after the date of this Agreement, but in any event shall complete such within 90 days of this Agreement.

         (l) The members of the Board of Directors of Southern shall have executed this Agreement stating that they shall vote their shares of Southern in favor of the Merger and shall recommend approval of the Merger to the Southern shareholders.

         (m) Certain loans (namely: commercial loan numbers 71471, and 72936, and 4101701810 shall be paid in full without loss to Glouster Bank.

17. Conditions to Obligations of Southern. The obligations of Southern under this Merger Agreement are subject, unless waived by Southern, to the satisfaction on or prior to the time the Merger shall become effective of the following conditions:

         (a) There shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a material adverse change, in the financial condition, aggregate net assets, shareholders' equity, business, or operating results of UBCP on a consolidated basis from December 31, 1997 to the time the Merger shall become effective.

         (b) All representations and warranties by UBCP contained in this Merger Agreement shall be true in all material respects immediately prior to the time the Merger shall become effective as though such representations and warranties were made at and as of said date, except for changes contemplated by this Merger Agreement, and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time.

         (c) Southern shall have received the opinion of Counsel for UBCP dated the time the Merger shall become effective substantially to the effect set forth in Exhibit B hereto.

         (d) UBCP shall have performed or satisfied in all material respects all agreements and conditions required by this Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.

         (e) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency of the federal or state government in which it is sought to restrain, prohibit or set aside consummation of the Merger and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against UBCP or UBCP's Subsidiaries which Southern shall in good faith determine, with advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the financial condition, results of operations or shareholders' equity of UBCP, on a consolidated basis.

         (f) UBCP shall have furnished Southern a certificate, signed by the Chairman or President and by the Secretary or Assistant Secretary of UBCP and dated the time the Merger shall become effective to the effect that to the best of their knowledge after due inquiry the conditions described in Paragraphs (a),
                  (b), (d) and (e) of this Section 17 have been fully satisfied.

         (g) Prior to the time the Merger shall become effective, Southern shall not have been deprived of adequate opportunity to conduct such review and examination of the business, properties and condition (financial or otherwise) of UBCP and its subsidiaries as Southern shall have deemed prudent, and such review and examination shall not have disclosed matters which are inconsistent in any material respect with any of the representations and warranties of UBCP contained in this Merger Agreement.

         (h) Young and Associates ("Young") or such other financial advisor acceptable to Southern shall have issued its written fairness opinion stating that the terms of the Merger are fair and equitable to the shareholders of Southern from a financial perspective. Such written fairness opinion shall be: (a) in form and substance reasonably satisfactory to Southern; (b) dated as of a date not later than the mailing date of the Proxy Statement/Prospectus relating to the Merger to be mailed to Southern shareholders; (c) included in the Proxy Statement/Prospectus; and (d) confirmed by Young as of the time the Merger shall become effective that the terms of the Merger continue to be fair and equitable to the shareholders of Southern from a financial perspective.

         (i) The shares of UBCP to be issued under the terms of this Agreement shall be approved for listing on the NASDAQ Small Cap Market and no suspension or halt of any kind, (other than such that may be applicable to the market generally) shall be in effect or imposed on the shares of UBCP.

18. Conditions to Obligations of All Parties. In addition to the provisions of Sections 16 and 17 hereof, the obligations of UBCP and Southern to cause the transactions contemplated herein to be consummated shall be subject to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:

         (a) The parties hereto shall have received all necessary approvals of governmental agencies and authorities of the transactions contemplated by this Merger Agreement and each of such approvals shall remain in full force and effect at the time the Merger shall become effective and such approvals and the transactions contemplated thereby shall not have been contested by any federal or state governmental authority by formal proceeding, or contested by any other third party by formal proceeding which the Board of Directors of the party asserting a failure of a condition under this Section 18(a) shall in good faith determine, with the advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for such party. It is understood that, if any contest as aforesaid is brought by formal proceedings, UBCP may, but shall not be obligated to, answer and defend such contest. UBCP shall notify Southern promptly upon receipt of all necessary governmental approvals.

         (b) The registration statement required to be filed by UBCP pursuant to Section 10(c) of this Merger Agreement shall have become effective by an order of the Securities and Exchange Commission, the shares of UBCP Common Stock to be exchanged in the Merger shall have been qualified or exempted under all applicable state securities laws, and there shall have been no stop order issued or threatened by the Securities and Exchange Commission that suspends or would suspend the effectiveness of the registration statement, and no proceeding shall have been commenced, pending or overtly threatened for such purpose.

         (c) This Merger Agreement shall have been duly adopted, ratified and confirmed by the requisite affirmative votes of the shareholders of Southern and UBCP.

         (d) UBCP and Southern shall have received the opinion and there shall exist as of, at or immediately prior to the time the Merger shall become effective no facts or circumstances which would render such opinion inapplicable in any respect to the transactions to be consummated hereunder of Werner & Blank Co., L.P.A. substantially to the effect that:

                  (i) The statutory merger of Southern with and into UBCP will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code;
                  (ii) No taxable gain or loss will be recognized by Southern or UBCP as a consequence of the transactions herein contemplated;
                  (iii) No taxable gain or loss will be recognized by the shareholders of Southern on the exchange of their shares of Southern Common Stock for shares of UBCP Common Stock (disregarding for this purpose any cash received for fractional share interests to which they may be entitled);
                  (iv) The federal income tax basis of the UBCP Common Stock received by the shareholders of Southern Common Stock for their shares of Southern Common Stock will be the same as the federal income tax basis of the Southern Common Stock surrendered in exchange therefor; and
                  (v) The holding period of the UBCP Common Stock received by a shareholder of Southern for his shares of Southern Common Stock will include the period for which the Southern Common Stock exchanged therefor was held, provided the exchanged Southern Common Stock was held as a capital asset by such shareholder on the date of the exchange.

19. Nonsurvival of Representations and Warranties. The respective representations and warranties of UBCP and Southern set forth in Sections 12 and 13 shall not survive the time the Merger shall become effective.

20. Governing Law. This Merger Agreement shall be construed and interpreted according to the applicable laws of the State of Ohio.

21. Assignment. This Merger Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Merger Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.

22.      Satisfaction of Conditions; Termination.
         (a) UBCP agrees to use its best effort to obtain satisfaction of the conditions insofar as they relate to UBCP, and Southern agrees to use its best efforts to obtain the satisfaction of the conditions insofar as they relate to Southern. If any condition to the obligations of UBCP set forth in Section 16 or 18 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by UBCP, or if any condition to the obligations of Southern set forth in Section 17 or 18 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by Southern, or if at any time prior to the time the Merger shall become effective, it shall become reasonably certain that such condition will not be substantially satisfied and such condition is not waived by UBCP or Southern, as the case may be, either UBCP or Southern may terminate this Merger Agreement by written notice to the other party after the expiration of fifteen (15) days written notice to the other party during which time such other party shall have an opportunity to cure such defect in said condition. This Merger Agreement may be terminated and abandoned (either before or after the meetings of shareholders contemplated hereby) by mutual written consent of UBCP and Southern authorized by their respective Boards of Directors. In the event of such termination caused otherwise than by breach of this Merger Agreement by any of the parties hereto, this Merger Agreement shall cease and terminate, the acquisition of Southern as provided herein shall not be consummated, and neither UBCP nor Southern shall have any further liability under this Merger Agreement of any nature whatever, including any liability for damages. In the event this Merger Agreement is terminated, the duties of both parties with respect to confidential information set forth in Sections 10(d) shall survive any such termination. In addition to the other grounds for termination of this Merger Agreement set forth herein, this Merger Agreement can be terminated by written notice by either party to the other, in each case authorized by its Board of Directors, if the Merger shall not have been consummated by December 31, 1998 or the date of such notice, whichever is later.

         (b) If termination of this Merger Agreement shall be judicially determined to have been caused by breach of this Merger Agreement, then, in addition to other remedies at law or equity for breach of this Merger Agreement, the party so found to have breached this Merger Agreement shall indemnify the other parties for their respective costs, fees and expenses of its counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Merger Agreement and related actions and its shareholders' meetings and actions.

23. Waivers Amendments. Any of the provisions of this Merger Agreement may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof, by such party. This Merger Agreement may be amended or modified in whole or in part by an agreement in writing executed in the same manner (but not necessarily by the same person) as this Merger Agreement and which makes reference to this Merger Agreement, pursuant to a resolution, adopted by the Boards of Directors of the respective parties, provided, however, such amendment or modification may be made in this manner by the respective Boards of Directors of UBCP and Southern at any time prior to a favorable vote of such party's shareholders, but may be made after a favorable vote by the shareholders of such party, only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under this Merger Agreement for the shareholders of such party and will not require resolicitation of any proxies from such shareholders or further shareholder approval is obtained.

24. Entire Agreement. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by UBCP and Southern or by any officer or officers of such parties relating to the acquisition of the business or the capital stock of Southern by UBCP. Except for the letters specified in this Merger Agreement and of even date herewith, this Agreement and the Exhibits thereto constitute the entire agreement by the parties, and there are no agreements or commitments except as set forth herein and therein.

25. Captions; Counterparts. The captions in this Merger Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Merger Agreement. This Merger Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.

26. Notices. All notices and other communications hereunder shall be deemed to have been duly given if forwarded by a nationally recognized overnight courier service. All notices and other communications hereunder given to any party shall be communicated to the remaining party to this Merger Agreement by mail in the same manner as herein provided.

                  (a)  If to UBCP, to:

                  Mr. James W. Everson
                  Chairman, President and CEO
                  UBCP Bancorp, Inc.
                  P.O. Box 10
                  201 South Fourth Street,
                  Martins Ferry, OH  43935

                  With copies to:

                  Martin D. Werner, Esq.
                  Werner & Blank Co., L.P.A.
                  7205 W. Central Avenue
                  Toledo, Ohio  43617

                  (b)  If to Southern, to:
                  Mr. L. E. Richardson, Jr.
                  Chairman, President and CEO
                  Southern Ohio Community Bancorporation, Inc.
                  88 High Street
                  Glouster, OH   45732-0127

                  With copies to:

                  Mr. Jeff Robb
                  Robb, Dixon
                  1205 Weaver Drive
                  Granville, OH   43023

                  And,

                  Mr. Gary Young
                  Young & Associates, Inc.
                  P.O. Box 711
                  121 E. Main Street
                  Kent, OH   44240

                  and,

                  Paul J. Gerig, Esq.
                  Gerig and Gerig
                  Attorneys At Law
                  P.O. Box 268
                  3 West Stimson Avenue

                  Athens, OH   45701


27. Undertakings of Affiliates. Each of UBCP and Southern shall cause the following:

                (A) Southern shall cause to be received, an undertaking in writing from each "affiliate" of Southern within the meaning of Rule 145 of the Securities and Exchange Commission pursuant to the Securities Act of 1933, in each case in form and substance satisfactory to counsel for UBCP, to the effect that: (i) so long as UBCP continues to file all "current public information" concerning UBCP, any disposition made by such person of any share of UBCP Common Stock received by such person pursuant to this Merger Agreement shall be made within the limits and in accordance with the applicable provisions of said Rule 145, as such Rule may be amended from time to time, and (ii) such person will not sell, assign or transfer any of such UBCP Common Stock until UBCP shall have published financial results including the combined operations of UBCP and Southern for a period of at least 30 days following the time the Merger shall become effective. (B) UBCP shall cause each of its affiliates, as defined in (A) above, to undertake that such person will not sell, assign, or transfer any UBCP Common Stock until UBCP shall have published financial results including the combined operations of UBCP and Southern for a period of at least 30 days following the time the Merger shall become effective.

28. Publicity. The parities acknowledge that UBCP is subject to the informational reporting requirements of the Securities and Exchange Act of 1934 and the rules of the Securities and Exchange Commission promulgated thereunder. UBCP and Southern agree to consult with and obtain the consent of the other, prior to any media release or other public disclosures as to the matters covered by this Agreement, except as may be required by law.

                         {SIGNATURES ON FOLLOWING PAGE}

         IN WITNESS WHEREOF, this Merger Agreement has been executed the day and year first above written.
ATTEST:                                        United Bancorp, Inc.

By:_________________________________              By:___________________________
   Randall M. Greenwood,                          James W. Everson
   VICE PRESIDENT & CFO                           CHAIRMAN, PRESIDENT AND CEO


ATTEST:                                        Southern Ohio
                                               Community Bancorporation, Inc.

By:_________________________________              By:___________________________
   Theodore R. Swallow,                           L.E. Richardson, Jr.
   VICE PRESIDENT & TREASURER                     CHAIRMAN, PRESIDENT AND CEO





                              DIRECTORS UNDERTAKING

Pursuant to the provisions of Sections 16(l) and 27 hereof, each of the undersigned, being a Director of Southern, hereby agrees to vote shares of Southern owned by them or over which they exercise voting control in favor of the Merger, to support the Merger and to make the undertakings set forth in
Section 27.



___________________________________          ___________________________________

___________________________________          ___________________________________

___________________________________          ___________________________________

___________________________________          ___________________________________

                                   EXHIBIT A

__________, 1998


United Bancorp, Inc.
201 South Fourth Street
Martins Ferry, OH   43935

Ladies and Gentlemen:

     We have acted as special counsel to Southern Ohio Community Bancorporation, Inc. ("Southern"), an Ohio corporation and bank holding company, solely in connection with certain transactions contemplated by the Agreement of Merger (the "Agreement of Merger"), dated _______, 1998, by and between Southern and United Bancorp, Inc. ("UBCP"), an Ohio corporation and bank holding company.

     This opinion is furnished to you pursuant to Section ____ of the Merger Agreement.

You have requested our opinion regarding certain matters in connection with the Agreement. In our capacity as special counsel for Southern and Glouster Bank, we have examined the originals or copies of such certificates, documents and corporate records upon which we have relied regarding our opinion expressed below. We have assumed the genuineness of all signatures, the authenticity of all items submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. We have further assumed the due authorization of such documents by all parties other than Southern and Glouster Bank and the taking of all requisite action respecting such documents, the due execution and delivery of such documents by each party and have additionally assumed that all agreements are the valid and binding agreement of all parties to such agreements, other than Southern and Glouster Bank.

Wherever a statement herein is qualified by "to the best of our knowledge," or a similar phrase, it is intended to indicate that, during the course of our representation of Southern and Glouster Bank, no information has been provided to those partners in this firm who have had substantive involvement in rendering legal services in connection with the representation described in the introductory paragraph of this opinion letter that would give us knowledge of the inaccuracy of such statement.

This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Opinion Letter should be read in conjunction therewith. The law addressed by this opinion is limited to the law of the State of Ohio and the federal law of the United States of America.

The opinions hereinafter expressed are subject to the following qualifications, notwithstanding anything herein to the contrary:

     (a) Our opinions in paragraphs (1) and (4) below as to the valid existence Southern and Glouster Bank are based solely upon certificates from public officials as to valid existence, copies of which certificates are attached hereto.

     (b) Our opinions below are limited to the matters expressly set forth in this opinion letter, and no opinion is to be implied or may be inferred beyond the matters expressly so stated. Without limiting the foregoing, we express no opinion as to the antifraud provisions of federal and state securities laws.

     (c) We disclaim any obligation to update this opinion letter for events occurring after the date of this opinion letter.

     (d) Our opinions below are limited to the effect of the laws of Ohio and the federal laws of the United States of America. We express no opinion with respect to the effect of the laws of any other jurisdiction on the transactions contemplated by the Agreement.

     (e) In rendering this opinion, we have relied as to all matters of fact on certificates or responsible officers of Southern and Glouster Bank and of public officials, copies of which are attached hereto.

     Based upon and subject to the foregoing and in reliance thereon, and subject to the assumptions, exceptions and qualifications set forth herein, it is our opinion that:

1. Southern is a corporation validly existing and in good standing under the laws of the State of Ohio and has the requisite corporate power and authority to own its properties and to carry on the business in which it is now engaged. Southern owns all of the capital stock of Glouster Bank free and clear of all liens and security interests.

2. All necessary corporate proceedings of Southern have been duly taken to authorize the execution, delivery and performance of the Agreement by Southern and the consummation of the transactions contemplated by the Agreement, subject in all events to any conditions stated in said Agreement. The Agreement constitutes the legal, valid and binding obligation of Southern, enforceable in accordance with its terms, except:

   a. as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting creditors' rights; and

   b. that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

3. The execution, delivery and performance of the Agreement by Southern will not violate or result in a breach of any term of Southern's Articles of Incorporation or Code of Regulations, or violate, result in a breach of, or constitute a default under any term of any material agreement known to us to which Southern is a party.

4. Glouster Bank is a banking corporation validly existing under the laws of the State of Ohio, and has the requisite corporate power and authority to own its properties and carry on the business in which it is now engaged.

5. The authorized capital stock of Southern consists of _________, shares of common stock $5 par value, 39,000 of which are outstanding. To our knowledge, there are no outstanding options, warrants, or other rights to acquire, or securities convertible into any capital stock of Southern. The outstanding shares of common stock of Southern validly authorized and issued, and non-assessable, and not, to the best of our knowledge, issued in violation of the pre-emptive rights of any person.

6. To our knowledge, except as disclosed herein, there is no litigation, action, suit, investigation or proceeding pending or, to the best of our knowledge after due inquiry of Southern and its executive officers, overtly threatened against or affecting Southern or involving any of its respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority.

7. All consents or approvals of any regulatory authority having jurisdiction over Southern or its subsidiaries that are required to be obtained in connection with the Merger and the transactions contemplated by the Agreement have been obtained.

This opinion is solely for the benefit of the addressee hereof and may not be relied upon by any other person or party or in any other context without our prior written consent. This opinion is delivered as of the date hereof, and we expressly disclaim any undertaking to update it.

Very truly yours,



____________________

                                  EXHIBIT B

____________, 1998


Southern Ohio Community Bancorporation, Inc.
88 High Street
Glouster, OH   45732-0127

Re: United Bancorp, Inc.

Gentlemen:

We have acted as special counsel to United Bancorp, Inc. ("UBCP") an Ohio corporation, in connection with the contemplated Merger Agreement dated ______, 1998 (the "Agreement") between Southern Ohio Community Bancorporation, Inc. ("Southern") and UBCP. This Opinion Letter is rendered to you pursuant to Section _______ of the Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

You have requested our opinion regarding certain matters in connection with the Agreement. In our capacity as special counsel for UBCP and UBCP's Subsidiaries, we have examined the originals or copies of such certificates, documents and corporate records upon which we have relied regarding our opinion expressed below. We have assumed the genuineness of all signatures, the authenticity of all items submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. We have further assumed the due authorization of such documents by all parties other than UBCP and UBCP's Subsidiaries and the taking of all requisite action respecting such documents, the due execution and delivery of such documents by each party and have additionally assumed that all agreements are the valid and binding agreement of all parties to such agreements, other than UBCP and UBCP's Subsidiaries.

Wherever a statement herein is qualified by "to the best of our knowledge," or a similar phrase, it is intended to indicate that, during the course of our representation of UBCP and UBCP's Subsidiaries, no information has been provided to those partners in this firm who have had substantive involvement in rendering legal services in connection with the representation described in the introductory paragraph of this opinion letter that would give us knowledge of the inaccuracy of such statement.

This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Opinion Letter should be read in conjunction therewith. The law addressed by this opinion is limited to the law of the State of Ohio and the federal law of the United States of America.

The opinions hereinafter expressed are subject to the following qualifications, notwithstanding anything herein to the contrary:

     (a) Our opinions in paragraphs (1) and (4) below as to the valid existence of UBCP and UBCP's Subsidiaries are based solely upon certificates from public officials as to valid existence, copies of which certificates are attached hereto.

     (b) Our opinions below are limited to the matters expressly set forth in this opinion letter, and no opinion is to be implied or may be inferred beyond the matters expressly so stated. Without limiting the foregoing, we express no opinion as to the antifraud provisions of federal and state securities laws.

     (c) We disclaim any obligation to update this opinion letter for events occurring after the date of this opinion letter.

     (d) Our opinions below are limited to the effect of the laws of Ohio, the federal laws of the United States of America, and the state securities "blue sky" laws of jurisdictions where shareholders of Southern reside. We express no opinion with respect to the effect of the laws of any other jurisdiction on the transactions contemplated by the Agreement.

     (e) In rendering this opinion, we have relied as to all matters of fact on certificates or responsible officers of UBCP and UBCP's Subsidiaries and of public officials, copies of which are attached hereto.

     Based upon and subject to the foregoing and in reliance thereon, and subject to the assumptions, exceptions and qualifications set forth herein, it is our opinion that:

1. UBCP is a corporation validly existing and in good standing under the laws of the State of Ohio and has the requisite corporate power and authority to own its properties and to carry on the business in which it is now engaged. UBCP owns all of the capital stock of UBCP's Subsidiaries free and clear of all liens and security interests.

2. All necessary corporate proceedings of UBCP have been duly taken to authorize the execution, delivery and performance of the Agreement by UBCP and the consummation of the transactions contemplated by the Agreement, subject in all events to any conditions stated in said Agreement. The Agreement constitutes the legal, valid and binding obligation of UBCP, enforceable in accordance with its terms, except:

     a. as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting creditors' rights; and

     b. that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

3. The execution, delivery and performance of the Agreement by UBCP will not violate or result in a breach of any term of UBCP's Articles of Incorporation or Code of Regulations, or violate, result in a breach of, or constitute a default under any term of any material agreement known to us to which UBCP is a party.

4. UBCP's Subsidiaries are state banking corporations validly existing under the laws of the Ohio and each has the requisite corporate power and authority to own its properties and carry on the business in which it is now engaged.

5. The authorized capital stock of UBCP consists of 10,000,000, shares of common of $1 par value per share of which ______________ are outstanding as of the date of the Agreement. The outstanding shares of common stock of UBCP are, and the shares to be issued in accordance with the Agreement will be, validly authorized and issued, and non-assessable.

6. To our knowledge, except as disclosed herein, there is no litigation, action, suit, investigation or proceeding pending or, to the best of our knowledge after due inquiry of UBCP and its executive officers, overtly threatened against or affecting UBCP or involving any of its respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority.

7. All consents or approvals of any regulatory authority having jurisdiction over UBCP or its subsidiaries that are required to be obtained in connection with the Merger and the transactions contemplated by the Agreement have been obtained.

8. The Registration Statement on Form S-4 filed by UBCP pursuant to the Agreement has become effective and no stop order revoking such effectiveness has been issued or has been threatened. UBCP has complied, in all material respects, with the state securities "blue sky" laws of the jurisdictions where Southern shareholders reside in connection with the issuance of the UBCP Common Stock in connection with the Merger.

This opinion is solely for the benefit of the addressee hereof and may not be relied upon by any other person or party or in any other context without our prior written consent. This opinion is delivered as of the date hereof, and we expressly disclaim any undertaking to update it.

Very truly yours,


Werner & Blank Co. L.P.A.

                                  Appendix B
                   Opinion of Southern's Financial Advisor

March 11, 1998



Board of Directors
Southern Ohio Community Bancorporation, Inc.
88 High Street
Glouster, Ohio  45732

Attention:  L.E. Richardson, Jr., President

Members of the Board:

You have requested our opinion as to the fairness to Southern Ohio Community Bancorporation, Inc., ("Southern") and its shareholders, from a financial point of view, of the terms of the Merger Agreement ("Merger") dated February 9, 1998 between United Bancorp, Inc. ("UBCP") and Southern Ohio Community Bancorporation, Inc. The Merger will be completed through a merger of Southern with and into UBCP. Southern will become, as a result, a wholly-owned subsidiary of UBCP.

Subject to dissenters' rights, all of the outstanding shares of Southern will be converted into the right to receive shares of UBCP as set forth in the Exchange Ratio provision of the Merger. Based on the Exchange Ratio, shareholders of Southern will receive 11 shares of UBCP for each share of Southern held at the time of the Merger.

We analyzed various public and non-public sources of information in developing our opinion, included but not limited to, (i) financial data of Southern from December 31, 1993 through December 31, 1997 from published annual reports, internal bank reports, and interviews with bank management; (ii) financial data regarding UBCP from publicly available regulatory reports; (iii) comparative financial data of peers for each institution from public sources; (iv) published reports from various sources regarding transactions similar in nature to that proposed in the Merger; and (v) the Merger Agreement itself.

Our analysis forecasted the potential future flow of income likely to be generated by Southern, over a ten-year horizon. This step required both a study of historical trends of Southern from national peer group data to develop a consensus on assumptions used to forecast potential future results. The assumptions were considered to be reasonable and attainable should Southern have continued to operate without the merger. We then calculated the present value of that ten-year flow of income to arrive at both a multiple of book value and a price-to-earnings ratio to suggest a probable trading range for the shares of Southern.

We also analyzed the financial performance of UBCP compared with banks with similar characteristics using nationally available peer group data.

We then tested various conversion scenarios, based on different share prices of UBCP and the resulting number of shares to the shareholders of Southern specified in the Merger, and compared the results obtained with similar merger transactions in the third quarter of 1997. The comparison disclosed that the transaction would be fair and equitable to the shareholders of Southern.

In conducting our analysis, we assumed the information provided to us or publicly available was both accurate and complete. We assumed further that the transaction was a tax-free reorganization without adverse tax implications to the shareholders of either Southern or UBCP shareholders, and that the transaction will be completed as planned without other conditions which wold work to the detriment of the shareholders of Southern.

Based on our analysis as described and qualified above, we believe that the terms of the Merger, from a financial viewpoint, are fair and equitable to the shareholders of Southern Ohio Community Bancorporation, Inc.

Southern will pay Young & Associates, Inc. a fee for the issuance of the fairness opinion plus reasonable out-of-pocket expenses, and will indemnify Young & Associates against certain liabilities, including liabilities under the securities laws.




Young & Associates, Inc.

                                  APPENDIX C

                      Ohio Revised Code Section 1701.85
         Qualifications of and Procedures for Dissenting Shareholders

Section 1701.85 - Qualifications of and Procedures for Dissenting Shareholders.

(A)  (1)   A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals in Sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

     (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than 10 days after the date on which the vote on such proposal was taken at the meeting of the shareholders, the shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, stating his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

     (3)   The dissenting shareholder entitled to relief under division
           (C) of Section 1701.84 of the Revised Code in the case of a merger pursuant to Section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of Section 1701.801 of the Revised Code in the case of a merger pursuant to
           Section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within 20 days after he has been sent the notice provided in Section 1701.80 or 1701.801 of the Revised Code, the shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division
           (A)(2) of this section.

     (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new corporation, whether served before, on, or after the effective date of the merger or consolidation.

     (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, he, within 15 days from the date of the sending of such request, shall deliver to the corporation the certificates requested, in order that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the shareholder. Failure on the part of the shareholder to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to him within 20 days after the lapse of the 15 day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificate securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. Such request by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder shall have come to an agreement on the fair cash value per share of the shares as to which he seeks relief, the shareholder or the corporation, which in case of a merger or consolidation may be the surviving or the new corporation, within three months after the service of the demand by the shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation which issued such shares is located, or was located at the time when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within the period of three months, may join as plaintiffs, or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such complaint is required. Upon the filing of the complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint, and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which the summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share, and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding, and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in Division (D) of this section is applicable, the fair cash value of the shares as agreed upon by the parties or as fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which such payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to that on which the vote by the shareholders was taken and, in the case of a merger pursuant to Section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event shall the fair cash value of it exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if:

     (1) Such shareholder has not complied with this section, unless the corporation by its directors waives such failure;

     (2) The corporation abandons, or is finally enjoined or prevented from carrying out, or the shareholders rescind their adoption, of the action involved;

     (3) The shareholder withdraws his demand, with the consent of the corporation by its directors;

     (4) The corporation and the dissenting shareholder shall not have come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation shall have filed or joined in a complaint under Division (B) of this section within the period provided.

(E) From the time of giving the demand, until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class, or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated otherwise than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                   PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Ohio General Corporation Law ("OGCL") provides that Ohio corporations may indemnify an individual made a party to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, because the individual is or was a director, officer, employee or agent of the corporation, against liability incurred in the proceeding if the person: (i) acted in good faith and (ii) the individual believes his conduct was in the corporation's best interest or was not opposed to the corporation's best interest.

     The OGCL further provides that a corporation shall indemnify an individual who was fully successful on the merits or otherwise in any proceeding to which the director, officer, employee or agent was a party because the individual was or is a director, officer, employee or agent of the corporation, for reasonable expenses incurred by the director in connection with the proceeding. The OGCL also provides that a corporation may purchase and maintain insurance on behalf of the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation is or was serving at the request of the corporation as a director, officer, partner, trustee, employer or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprises, against liability asserted against or incurred by the individual in that capacity or arising from the individual status as a director, officer, employee, or agent.

     Registrant maintains a directors' and officers' liability insurance policy, including bank reimbursement, for the purpose of providing indemnification to its directors and officers in the event of such a threatened, pending or completed action.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS

     The exhibits filed pursuant to this Item 21 immediately follow the Exhibit Index. The following is a description of the applicable exhibits required for Form S-4 provided by Item 601 of Regulation S-K.


Exhibit Number                          Description
--------------                          -----------
     (1)           Not Applicable.

     (2)           The Merger Agreement by and between United Bancorp, Inc. and
                   Southern Ohio Community Bancorporation, Inc. dated February
                   9, 1997, is attached as Exhibit A to the Proxy
                   Statement-Prospectus.

Exhibit Number                          Description
--------------                          -----------
    (3)             Articles of Incorporation and Code of Regulations.

                    A. Registrant's Articles of Incorporation are incorporated herein by reference from its S-4 Registration
                         Statement effective November 16, 1983.

                    B. Registrant's Code of Regulations are incorporated herein by reference from its S-4 Registration
                         Statement effective November 16, 1983.

    (4)             Instruments defining the rights of  United Bancorp, Inc.
                    shareholders, including indentures.

                    A. Instruments defining the rights of United Bancorp, Inc shareholders are included in the Articles of Incorporation and Code of Regulations.

    (5)             Opinion of Werner & Blank Co., L.P.A., regarding United
                    Bancorp, Inc. Common Stock, and Consent

    (6)             Not Applicable.

    (7)             Not Applicable.

    (8) Opinion of Werner & Blank Co., L.P.A., regarding certain tax matters, and Consent.

    (9)             Not Applicable.

    (10)            Not Applicable

    (11)            Not Applicable.

    (12)            Not Applicable.

    (13)            Registrant's Annual Report to  United Bancorp, Inc.
                    shareholders for the year ended December 31, 1997, has previously been filed with the Commission via EDGAR.

    (14)            Not Applicable.

    (15)            Not Applicable

    (16)            Not Applicable.


Exhibit Number                          Description
--------------                          -----------
    (21)            List of the subsidiaries of the Registrant and their
                    jurisdictions of incorporation or organization as of
                    December 31, 1997 is presented in Registrant's Annual Report on form 10-K incorporated herein by reference.


    (22)            None.

    (23)            Consents of Experts and Counsel.


                    A.   Consent of Robb Dixon



                    B.   Consent of Crowe Chizek and Company LLP

                    C. Consent of Werner & Blank Co., L.P.A. (the consent is contained in that firm's opinions filed as Exhibits
                         (5) and (8)).

                    D.   Consent of Young & Associates

    (24)            Power of Attorney.

    (25)            Not Applicable.

    (26)            Not Applicable.

    (27)            Financial Data Schedule-Not Applicable

    (28)            Not Applicable.

    (29)            Not Applicable.

    (99)            Additional Exhibits.

                         Form of Proxy to be delivered to Shareholders of Southern Ohio Community Bancshares, Inc.


ITEM 22.  UNDERTAKINGS.

A.        The undersigned Registrant hereby undertakes as follows:

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the Prospectus any facts or events arising after the Effective Date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to the information set forth in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
          Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

B. The undersigned Registrant hereby undertakes to respond to requests for information that are incorporated by reference into the Prospectus/Proxy Statement pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the Effective Date of this Registration Statement through the date of responding to the request.

C. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                 SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Martins Ferry, State of Ohio, this 9th day of April, 1998.
                              United Bancorp, Inc.


                              By: /s/ James W. Everson
                                 -----------------------------------------------
                                 James W. Everson
                                 Chairman, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Further, each signature shall designate authorization of and pursuant to the power of attorney herein described.



/s/ James W. Everson                                  April 9, 1998
----------------------------------------
James W. Everson, Chairman, President
Chief Executive Officer adn Director


/s/ Randall M. Greenwood                              April 9, 1998
----------------------------------------
Randall M. Greenwood, Vice President,
Controller, Chief Financial and
Chief Accounting Officer


Michael J. Arciello, Director*
Herman E. Borkoski, Director*
John H. Clark, Jr., Director*
Dr. Leon F. Favede, Director*
John M. Hoopingarner, Director*
Richard L. Riesbeck, Director*
Errol C. Sambuco, Director*
Matthew C. Thomas, Director*




*By:/s/ James W. Everson                         April 9, 1998
----------------------------------------
    James W. Everson, Attorney-in-Fact

                                Exhibit Index


Exhibit 5               Legal Opinion - Werner & Blank Co., LPA

Exhibit 8               Tax Opiinion - Werner & Blank Co., LPA

Exhibit 23              Consents
                        A-Robb Dixon
                        B-Consent of Crowe Chizek and Company LLP
                        C-Consent of Young & Associates

Exhibit 24              Power of Attorney

Exhibit 99              Form of Notices and Proxy Cards

                        Form of Proxy Card for Special Meeting of Southern Ohio Community Bancshares, Inc.